     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 13, 1998

                                                      REGISTRATION NO. 333-44273
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                AMENDMENT NO. 3

                                       TO
                                    FORM S-4
                             REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933
                             ---------------------
                                   FWT, INC.
             (Exact Name of Registrant as Specified in Its Charter)
                             ---------------------

             TEXAS                           3663                         75-1040743
(State or Other Jurisdiction of  (Primary Standard Industrial          (I.R.S. Employer
Incorporation or Organization)    Classification Code Number)         Identification No.)

                            1901 EAST LOOP 820 SOUTH
                          FORT WORTH, TEXAS 76112-7899
                                 (817) 457-3060
              (Address, Including Zip Code, and Telephone Number,
       Including Area Code, of Registrant's Principal Executive Offices)

                                  ROY J. MOORE
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                            1901 EAST LOOP 820 SOUTH
                          FORT WORTH, TEXAS 76112-7899
                                 (817) 457-3060
           (Name, Address, Including Zip Code, And Telephone Number,
                   Including Area Code Of Agent For Service)
                             ---------------------
                                    Copy to:
                             GARY M. LAWRENCE, ESQ.
                   AKIN, GUMP, STRAUSS, HAUER & FELD, L.L.P.
                        1700 PACIFIC AVENUE, SUITE 4100
                            DALLAS, TEXAS 75201-4675
                                 (214) 969-2800

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC: As soon as practicable after the registration statement becomes effective.
                             ---------------------
     If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box: [ ]
                             ---------------------
                        CALCULATION OF REGISTRATION FEE

=====================================================================================================================
                                                       PROPOSED MAXIMUM       PROPOSED MAXIMUM         AMOUNT OF
    TITLE OF EACH CLASS OF         AMOUNT TO BE         OFFERING PRICE           AGGREGATE           REGISTRATION
SECURITIES TO BE REGISTERED(1)      REGISTERED           PER UNIT(1)         OFFERING PRICE(1)            FEE
---------------------------------------------------------------------------------------------------------------------
9 7/8% Senior Subordinated
  Notes Due 2007.............      $105,000,000              100%               $105,000,000            $30,975
=====================================================================================================================

(1) Estimated pursuant to Rule 457 solely for the purpose of calculating the amount of the registration fee.

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
================================================================================

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                  SUBJECT TO COMPLETION, DATED MARCH 13, 1998


PROSPECTUS

                                   FWT, INC.

                               OFFER TO EXCHANGE

                   9 7/8% SENIOR SUBORDINATED NOTES DUE 2007
                            FOR ALL THE OUTSTANDING
                   9 7/8% SENIOR SUBORDINATED NOTES DUE 2007
                        ($105,000,000 PRINCIPAL AMOUNT)

                             ---------------------

     The Exchange Offer will expire at 5:00 p.m., New York City time, on April 12, 1998, unless extended.

                             ---------------------

     FWT, Inc., a Texas corporation (the "Company"), hereby offers (the "Exchange Offer"), upon the terms and subject to the conditions set forth in this Prospectus and the accompanying Letter of Transmittal (the "Letter of Transmittal"), to exchange up to an aggregate principal amount of $105,000,000 of its outstanding 9 7/8% Senior Subordinated Notes due 2007 (the "Outstanding Notes") for an equal principal amount of its 9 7/8% Senior Subordinated Notes due 2007 in integral multiples of $1,000 (the "Exchange Notes" and, together with the Outstanding Notes, the "Notes"). The Exchange Notes will be general unsecured obligations of the Company and are substantially identical (including principal amount, interest rate, maturity and redemption rights) to the Outstanding Notes for which they may be exchanged pursuant to this Exchange Offer, except for certain transfer restrictions and registration rights relating to the Outstanding Notes. The Outstanding Notes have been, and the Exchange Notes will be, issued under an Indenture dated as of November 15, 1997 (the "Indenture"), between the Company and Norwest Bank Minnesota, N.A., as trustee (the "Trustee"). See "Description of Exchange Notes." There will be no proceeds to the Company from the Exchange Offer; however, pursuant to that certain Registration Rights Agreement dated as of November 12, 1997 (the "Registration Rights Agreement") among the Company and the Initial Purchasers (as defined herein) of the Outstanding Notes, the Company will bear certain offering expenses.

                                             (Cover text continued on next page)

                             ---------------------

     SEE "RISK FACTORS" BEGINNING ON PAGE 14 FOR A DISCUSSION OF CERTAIN RISKS TO BE CONSIDERED IN CONNECTION WITH THE EXCHANGE OFFER AND IN EVALUATING AN INVESTMENT IN THE EXCHANGE NOTES.

                             ---------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

                             ---------------------

                 The date of this Prospectus is March 13, 1998.

     The Company will accept for exchange any and all validly tendered Outstanding Notes on or prior to 5:00 p.m., New York City time, on April 12, 1998, unless extended (the "Expiration Date"). Tenders of Outstanding Notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the Expiration Date; otherwise such tenders are irrevocable. Norwest Bank Minnesota, N.A. is acting as exchange agent (the "Exchange Agent") in connection with the Exchange Offer. The minimum period of time that the Exchange Offer will remain open is 30 days (or longer if required by applicable law) after the date notice of the Exchange Offer is mailed to the holders of the Outstanding Notes. The Exchange Offer is not conditioned upon any minimum principal amount of Outstanding Notes being tendered for exchange, but is otherwise subject to certain customary conditions.

     The Exchange Notes will bear interest from the Issue Date (as defined below) at a rate equal to 9 7/8% per annum on the same terms as the Outstanding Notes. Interest on the Exchange Notes will be payable semi-annually in arrears on May 15 and November 15 of each year, commencing May 15, 1998. Outstanding Notes that are accepted for exchange will cease to accrue interest upon issuance of the Exchange Notes.

     The Outstanding Notes in an aggregate principal amount of $105.0 million were sold by the Company on November 17, 1997 (the "Initial Offering"), to BT Alex. Brown Incorporated, SBC Warburg Dillon Read Inc. and Smith Barney Inc. (collectively, the "Initial Purchasers") in a transaction not registered under the Securities Act of 1933, as amended (the "Securities Act"), in reliance upon the exemption provided in Section 4(2) of the Securities Act. The Initial Purchasers subsequently placed the Outstanding Notes with qualified institutional buyers in reliance upon Rule 144A under the Securities Act. Accordingly, the Outstanding Notes may not be re-offered, resold or otherwise transferred in the United States unless registered or unless an applicable exemption from the registration requirements of the Securities Act is available. The Exchange Notes are being offered hereunder in order to satisfy the obligations of the Company under the Registration Rights Agreement. See "The Exchange Offer."

     Based on an interpretation by the staff of the Securities and Exchange Commission (the "Commission") set forth in no-action letters issued to third parties (including Exxon Capital Holdings (available April 13, 1989), Morgan Stanley & Co., Inc. (available June 5, 1991) and Mary Kay Cosmetics, Inc. (available June 5, 1991)), the Company believes that the Exchange Notes issued pursuant to this Exchange Offer may be offered for resale, resold and otherwise transferred by a holder who is not an affiliate of the Company without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that the holder is acquiring the Exchange Notes in its ordinary course of business and is not participating in and has no arrangement or understanding with any person to participate in the distribution (within the meaning of the Securities Act) of the Exchange Notes. Persons wishing to exchange Outstanding Notes in the Exchange Offer must represent to the Company that such conditions have been met.

     Each broker-dealer that receives Exchange Notes for its own account pursuant to the Exchange Offer (a "Participating Broker-Dealer") must acknowledge that it will deliver a prospectus in connection with any resale of Exchange Notes. The Letter of Transmittal for the Exchange Offer states that by so acknowledging and delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of Exchange Notes received in exchange for Outstanding Notes where such Outstanding Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. The Company has agreed to make this Prospectus available to any Participating Broker-Dealer for use in connection with any such resale during the period required by the Securities Act. See "Plan of Distribution."

     Any holder who tenders in the Exchange Offer with the intention to participate, or for the purpose of participating, in a distribution of the Exchange Notes could not rely on the position of the staff of the Commission enunciated in the foregoing no-action letters or similar no action letters and, in the absence of an exemption therefrom, must comply with the registration and prospectus delivery requirements of the Securities Act in connection with the resale transaction. Failure to comply with such requirements in such instance may result in such holder incurring liability under the Securities Act for which the holder is not indemnified by the Company.

     The Outstanding Notes are traded on the Private Offering, Resales and Trading through Automated linkages ("PORTAL") Market of the National Association of Securities Dealers, Inc. The Company does not intend to list the Exchange Notes on any national securities exchange or to seek the admission thereof to trading on the National Association of Securities Dealers automatic quotation system ("NASDAQ"). The Initial Purchasers have advised the Company that they intend to make a market in the Exchange Notes; however, they are not obligated to do so and any market-making may be discontinued at any time without notice. Accordingly, no assurance can be given that an active public or other market will develop for the Exchange Notes or as to the liquidity of or the trading market for the Exchange Notes.

     Any Outstanding Notes not tendered and accepted in the Exchange Offer will remain outstanding. To the extent that any Outstanding Notes of other holders are tendered and accepted in the Exchange Offer, a holder's ability to sell untendered Outstanding Notes could be adversely affected. Following consummation of the Exchange Offer, the holders of untendered Outstanding Notes will continue to be subject to the existing restrictions upon transfer thereof.

     The Company expects that the Exchange Notes issued pursuant to this Exchange Offer will be issued in the form of a Global Exchange Note (as defined herein), which will be deposited with, or on behalf of, The Depository Trust Company ("DTC") and registered in the name of a nominee of DTC. Beneficial interests in the Global Exchange Note representing the Exchange Notes will be shown on, and transfers thereof to qualified institutional buyers will be effected through, records maintained by DTC and its participants. After the initial issuance of the Global Exchange Note, Exchange Notes in certificated form will be issued in exchange for the Global Exchange Note on the terms set forth in the Indenture. See "Book-Entry; Delivery and Form."

                             ---------------------

     No dealer, salesperson or other person has been authorized to give information or to make any representations not contained in this Prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized by the Company. This Prospectus does not constitute an offer to sell or the solicitation of an offer to buy any security other than the Exchange Notes offered hereby, nor does it constitute an offer to sell or the solicitation of an offer to buy any of the Exchange Notes to any person in any jurisdiction in which it is unlawful to make such an offer or solicitation to such person. Neither the delivery of this Prospectus nor any sale made hereunder shall under any circumstances create any implication that the information contained herein is correct as of any date subsequent to the date hereof.

     MARKET DATA USED THROUGHOUT THIS PROSPECTUS WERE OBTAINED FROM INTERNAL COMPANY SURVEYS AND INDUSTRY PUBLICATIONS. INDUSTRY PUBLICATIONS GENERALLY STATE THAT THE INFORMATION CONTAINED THEREIN HAS BEEN OBTAINED FROM SOURCES BELIEVED TO BE RELIABLE, BUT THE ACCURACY AND COMPLETENESS OF SUCH INFORMATION IS NOT GUARANTEED. THE COMPANY HAS NOT INDEPENDENTLY VERIFIED ANY SUCH MARKET DATA. SIMILARLY, INTERNAL COMPANY SURVEYS, WHILE BELIEVED BY THE COMPANY TO BE RELIABLE, HAVE NOT BEEN VERIFIED BY ANY INDEPENDENT SOURCES.

                             AVAILABLE INFORMATION

     The Company has filed with the Commission a Registration Statement on Form S-4 (which term shall encompass any amendment thereto) under the Securities Act, for the registration of the Exchange Notes offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain items of which are contained in the financial statement schedules and exhibits to the Registration Statement as permitted by the rules and regulations of the Commission. For further information, reference is made to the Registration Statement, including the financial statement schedules and exhibits filed as a part thereof. Statements made in this Prospectus concerning the contents of any document referred to herein are not necessarily complete. With respect to each such document filed with the Commission as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved and each such statement shall be deemed qualified in its entirety by such reference. The Registration Statement and the exhibits thereto filed by the Company with the Commission may be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, DC 20549, and at the following regional offices of the Commission: Seven World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such materials can be obtained by mail from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington DC 20549, at prescribed rates. In addition the Commission maintains a site on the World Wide Web that contains reports, proxy and information statements and other information filed electronically by the Company with the Commission which can be accessed over the Internet at http://www.sec.gov.

     As a result of the Exchange Offer, the Company will be subject to the periodic reporting and other informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). As long as the Company is subject to such periodic reporting and informational requirements, it will furnish all reports and other information required thereby to the Commission and pursuant to the Indenture will furnish copies of such reports and other information to the Trustee.

     The Company will deliver to the Trustee within 15 days after the filing of the same with the Commission, copies of the quarterly and annual reports and of the information, documents and other reports, if any, which the Company is required to file with the Commission pursuant to Section 13 or 15(d) of the Exchange Act. Notwithstanding that the Company may not be subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, the Company will file with the Commission, to the extent permitted, and provide (without exhibits) the Trustee and Holders with such annual reports and such information, documents and other reports specified in Sections 13 and 15(d) of the Exchange Act. The Company will also comply with the other provisions of Section 314(a) of the Trust Indenture Act of 1939.

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS AND THE ACCOMPANYING LETTER OF TRANSMITTAL AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE EXCHANGE AGENT. NEITHER THE DELIVERY OF THIS PROSPECTUS OR THE ACCOMPANYING LETTER OF TRANSMITTAL, OR BOTH TOGETHER, NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF. NEITHER THIS PROSPECTUS NOR THE ACCOMPANYING LETTER OF TRANSMITTAL, OR BOTH TOGETHER, CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial data, including the financial statements and notes thereto, appearing elsewhere in this Prospectus. Unless otherwise stated in this Prospectus, references to "FWT" or the "Company" mean FWT, Inc. and its predecessors and successors. All references to a fiscal year in this Prospectus refer to the Company's fiscal year ending on April 30 (the "Fiscal Year") of the specified year. All references to market share and demographic data in this Prospectus are based on industry and government publications and Company data, and unless otherwise indicated, references to years denote calendar, rather than fiscal, years. The Company's most recent fiscal quarter for which financial and statistical data are available ended on October 31, 1997, and all interim historical financial and statistical data presented herein relating to the Company's financial condition and results of operations, unless otherwise indicated, are calculated as of October 31, 1997. All pro forma financial and statistical data presented herein relating to the Company's financial condition and results of operations, unless otherwise indicated, reflect the consummation of the Transactions (as defined below) and the Initial Offering. The description of any agreement or understanding described in this Prospectus does not purport to be complete, and is qualified in its entirety by reference to such agreement, which will be made available upon request to the Company.

                                  THE COMPANY

     The Company is a recognized name in the design, manufacture and marketing of wireless communications infrastructure products, including antenna support structures such as monopoles and towers. The Company's product line is used by customers in the cellular, personal communications services ("PCS"), enhanced specialized mobile radio ("ESMR"), paging, radio and television broadcasting and microwave industries. The Company's customers include many of the larger communications service providers, such as AT&T Wireless, MCI, Nextel and Sprint Spectrum. Because all wireless service providers need infrastructure products, the Company believes it is well-positioned to capitalize on the continued growth of the wireless communications industry, regardless of which technologies or service providers dominate the industry in the future.

     The Company's sales have grown from $14.7 million in Fiscal Year 1993 to $71.2 million in Fiscal Year 1997, representing a compound annual growth rate ("CAGR") of 48.4%. For the 12 months ended April 30, 1997, the Company generated pro forma sales of $71.2 million, and pro forma earnings before interest, taxes, depreciation and amortization ("EBITDA") of $15.5 million.

     According to the Cellular Telecommunications Industry Association ("CTIA"), the number of wireless communications cell sites in the U.S. has grown at a CAGR of 35.3% from mid-1993 through mid-1997. During the same period, FWT outpaced that growth with a revenue CAGR of 48.4%. The Company believes its success has resulted from its reputation for customer service, on-time delivery, high quality products and a position as a low cost provider. The use of a direct sales force enables the Company to provide a high degree of customer service. The Company's reputation for customer service has resulted in the Company entering into master purchase agreements with key customers which, in Fiscal Year 1997, accounted for approximately 70.0% of sales. The Company's use of proprietary software in the product design phase has enabled it to reduce product lead time. The Company's automated design and its manufacturing and job tracking processes, as well as quality control measures, enable it to consistently produce and ship products accurately in a timely manner. Additionally, the Company believes its relationship with certain vendors has significantly reduced its cost structure and investment in plant and working capital.

     The Company believes considerable growth opportunities exist. Global communications markets are deregulating, resulting in the entry of new communications service providers. In addition to deregulation, communications regulators throughout the world continue to make more spectrum available for new service providers. Many of the Company's customers are expanding their operations throughout the world which, in turn, could provide significant growth opportunities for the Company. The Company believes this trend will continue to drive demand for its infrastructure products. Further, the Company believes new product and market opportunities exist, particularly in the area of high definition television ("HDTV"), electrical utility and wireless local loop ("WLL").

                               INDUSTRY OVERVIEW

     The monopole and tower segments of the communications infrastructure industry have seven and six significant participants, respectively, who together have a large market share position in their particular market segment. Builders of wireless networks typically seek to purchase antenna support structures from established manufacturers who can accurately produce large numbers of products in a timely fashion. The Company believes these requirements often lead wireless service providers to enter into master purchase agreements with a limited number of communications infrastructure companies, including the Company.

     The Company believes the following four trends are driving the growth of the communications industry: (i) deregulation of global communications markets;
(ii) introduction of new competitors; (iii) the development of cost efficient and capacity enhanced technology; and (iv) elasticity of demand for communications products and services. These factors increase minutes of use ("MOU"), which is the main factor driving wireless communications infrastructure spending because wireless service providers plan their capital spending based on anticipated MOU. Emerging digital wireless technologies and an increase in the number of service providers are increasing capacity and quality and lowering the cost per minute per subscriber. This lower cost enables service providers to lower rates which makes wireless services more affordable to a broader consumer base. This encourages increased MOU which, in turn, drives additional infrastructure spending.

                             COMPETITIVE STRENGTHS

     The Company believes that its products and customer service distinguish it as one of the leading designers and manufacturers of telecommunications infrastructure products and that the Company's strong market position in its product segments and continued opportunities for growth and profitability are attributable to the following competitive strengths:

     - REPUTATION FOR CUSTOMER SERVICE AND ON-TIME DELIVERY. Management believes that one of FWT's competitive advantages is its strong tradition of, and reputation for, customer service. The use of a direct sales force plays a significant role in customer service. In addition, over the past three years, the Company has invested in the implementation of a computer-aided-design/computer-aided-manufacturing ("CAD/CAM") system which allows the Company to respond efficiently to customers' requests and helps the Company to ensure on-time delivery. The majority of the Company's customers are wireless service providers that compete in an industry where time to market is critical. Because time to market is critical, if the Company does not continue to provide on-time delivery, the Company could lose customers. FWT believes it has a significant competitive advantage in meeting these customers' needs by reliably meeting their often aggressive time frames.

     - REPUTATION FOR HIGH QUALITY PRODUCTS. The Company's design and production processes allow the Company to achieve and maintain a consistent product quality. Moreover, the Company maintains rigorous quality control standards which help to ensure accurate shipments to customers.

     - LOW COST STRUCTURE THROUGH STRATEGIC RELATIONSHIPS. The Company believes it enjoys a position as a low cost provider. This position has resulted from the formation of two key relationships which management believes will enable it to (i) reduce purchasing and manufacturing costs as a percentage of total sales, (ii) focus on its core competencies in product design and finishing, quality control, customer service and sales and marketing, and (iii) limit its plant and working capital investments. The first of these key strategic relationships allows FWT to take delivery of steel on a just-in-time basis. The second relationship will allow FWT to galvanize its monopoles at a third party-owned facility adjacent to its present manufacturing facility located near Fort Worth, Texas. Construction has begun on such facility and completion is expected in the late spring or early summer of 1998. These strategic relationships are important and, should they terminate, the Company's profits could decline significantly.

     - SOLID MARKET POSITIONS IN GROWTH INDUSTRY. The Company believes it is currently the second largest participant in each of the monopole and tower markets and, in recent years, it has significantly increased its market share in each of these markets. Although the Company believes it is well positioned to benefit from the expected growth in the wireless communications industry because of its strong market position, there are other competitors in both the monopole and tower markets who could increase their market share. This could reduce the benefit that the Company might derive from industry growth.

     - EXPERIENCED MANAGEMENT TEAM. Substantially all of the Company's executive officers have spent considerable portions of their careers in manufacturing. Moreover, Roy J. Moore and Carl R. Moore, who are President and Vice President, respectively, of the Company, have played a significant role in the Company's growth over the last five years. Management's expertise and in depth knowledge of the Company's products and customers are further complemented by the experience of the principals at Baker Communications Fund, L.P. ("Baker"), a private equity fund that focuses specifically on investment in telecommunications services, equipment and applications providers.

                             BUSINESS AND GROWTH STRATEGY

     Management believes that the Company's growth will be driven by leveraging its competitive strengths, and in particular its excellent reputation, into a stronger market position, by (i) capitalizing on the growth of the wireless communications industry, (ii) broadening its base of product offerings, (iii) pursuing certain acquisitions and alliances on a forward integrated basis, and
(iv) expanding into international markets.

     - CAPITALIZE ON GROWTH IN THE WIRELESS COMMUNICATION INDUSTRY. The Company has grown rapidly over the past five years by taking advantage of the growing demand for wireless communications services, and by positioning itself as a reliable, customer focused provider of infrastructure products. However, the Company must work to manage its growth so that it can continue to satisfy its customers. The Company believes that there are several industry trends which indicate an increase in demand for wireless communications infrastructure products. These include: (i) the continued construction of cellular networks which is expected to grow as providers make capacity enhancements and transition from analog to digital; (ii) the widespread introduction of PCS; (iii) the launch of HDTV; and (iv) the growth of WLL systems which is expected to increase, particularly in emerging economies.

     - BROADEN PRODUCT OFFERINGS. The Company has developed relationships with numerous electrical utility companies through the introduction of its PowerMount(TM) product, which provides a co-location opportunity within a standard electrical transmission structure. The Company plans to market this product and other utility applications in the future and believes these relationships will prove beneficial in entering these markets. In addition, the introduction of HDTV will require towers of over one thousand feet and are expected to sell for approximately $1.0 million each. The Company believes it is well-positioned to take advantage of each of these opportunities.

     - PURSUE STRATEGIC ALLIANCES AND ACQUISITIONS. The Company plans to evaluate selective opportunities that will enhance its position within the cell site development process. The Company believes there are various opportunities beyond providing infrastructure products used in the construction of communication networks. These include site installation services, tower ownership and management businesses. The Company believes these closely related businesses could be integrated with its current operations to increase the value the Company provides to its customer base. From time to time, the Company engages in discussions or otherwise evaluates opportunities that may lead to the acquisition by the Company of one or more closely related businesses. The ability of the Company to complete any such acquisitions is subject to limitations imposed by the terms and conditions of the Credit Agreement dated November 12, 1997, as amended, by and among the Company, Bankers Trust Company and BT Commercial Corporation (the "Revolving Credit Facility") and the Indenture. Moreover, Baker has informed the Company that it is in negotiations relative to an investment in one or more businesses closely related to that of the Company. It is possible that in the future Baker may engage in discussions with the Company with a view to combining any business acquired by Baker with that of the Company. Moreover, in an acquisition currently under negotiation by Baker, it is contemplated that the Company would enter into a mutually acceptable management services agreement with the business that is the subject of such negotiations, pursuant to which the Company would provide certain management services and receive a management fee. The definitive terms and conditions of such management services agreement have not been determined. The ability of the Company to engage in any transaction with Baker or any of its affiliates is limited by the terms and conditions of the Revolving Credit Facility and the Indenture.

     - EXPAND INTO INTERNATIONAL MARKETS. The Company believes there are considerable opportunities to expand its geographical reach, particularly into Asia and Latin America. The trend towards global deregulation of telecommunications markets provides substantial growth opportunities for wireless infrastructure providers. The Company believes its strong relationships with its customers, many of whom are already building networks internationally, provide an advantage in competing for infrastructure business in new international markets. In addition, the Company believes there may be strategic opportunities for joint ventures in foreign markets, and that by allying itself with local businesses the Company can further position itself to take advantage of growth in international markets. Although the growth of international markets provides the Company with significant opportunities, cultural differences may provide the Company with obstacles that may impede the Company's expansion into international markets.

     The Company's headquarters are at 1901 East Loop 820 South, Fort Worth, Texas 76112-7899, its telephone number is (817) 457-3060 and its facsimile number is (817) 429-6010.

                      RECAPITALIZATION AND STOCK PURCHASE

     On November 12, 1997, the Company, FWT Acquisition, Inc. ("FWT Acquisition") (a newly formed wholly-owned subsidiary of Baker), T.W. Moore, Betty Moore, Roy J. Moore, Thomas F. Moore and Carl R. Moore (each of the natural persons, the "Existing Shareholders") entered into, and consummated the transactions set forth in, that certain Stock Purchase and Redemption Agreement and related documents (collectively, the "Transaction Agreements"). The Transaction Agreements contemplated, among other things, two primary transactions. The first transaction contemplated by the Transaction Agreements included (i) the incurrence by the Company of $100.0 million senior secured indebtedness (the "Senior Credit Facility"), (ii) the redemption by the Company from the Existing Shareholders of an aggregate of 235.86 shares of the Company's common stock, par value $10.00 per share (the "Common Stock"), for aggregate consideration of approximately $83.6 million, including related consulting, legal and accounting costs of $1.2 million, (iii) the repayment of all the outstanding funded indebtedness of the Company in an aggregate amount of approximately $22.1 million, and (iv) the distribution of an immaterial amount of selected assets to certain Existing Shareholders (such transactions are collectively referred to as the "Recapitalization"). The redemption price per share is subject to an adjustment based upon the final determination of the Company's working capital as determined as of the closing date. The second transaction contemplated by the Transaction Agreements included the purchase by FWT Acquisition of an aggregate of 108.91 shares of the Common Stock from Existing Shareholders for aggregate consideration of approximately $36.0 million (the "Stock Purchase," and together with the Recapitalization, the "Transactions"). As a result of the Transactions, FWT Acquisition holds approximately 80.0% of the issued and outstanding shares of Common Stock, and Roy J. Moore, Thomas F. Moore and Carl R. Moore (collectively, the "Roll-over Shareholders") hold in the aggregate approximately 20.0% of the issued and outstanding shares of the Common Stock. For financial reporting purposes, the Recapitalization was accounted for as an acquisition of treasury stock.

     The borrowings under the Senior Credit Facility, cash from the Company of approximately $5.0 million, notes payable of approximately $2.5 million, and the distribution of selected assets, were used to consummate the Recapitalization. In order to repay the Senior Credit Facility, the Company issued $105.0 million in the aggregate principal amount of Outstanding Notes in the Initial Offering.

                               THE EXCHANGE OFFER

THE OUTSTANDING NOTES...The Outstanding Notes were sold by the Company on
                        November 17, 1997, in the Initial Offering, to the Initial Purchasers pursuant to the Purchase Agreement. The Initial Purchasers subsequently resold the Outstanding Notes to qualified institutional buyers pursuant to Rule 144A under the Securities Act.

REGISTRATION
REQUIREMENTS............Pursuant to the Purchase Agreement dated November 12,
                        1997, by and among the Company, BT Alex. Brown Incorporated, SBC Warburg Dillon Read Inc. and Smith Barney Inc. (the "Purchase Agreement"), the Company and the Initial Purchasers entered into the Registration Rights Agreement, which grants the holders of the Outstanding Notes certain exchange and registration rights. The Exchange Offer is intended to satisfy such exchange and registration rights, which terminate upon the consummation of the Exchange Offer. If applicable law or applicable interpretations of the staff of the Commission do not permit the Company to effect the Exchange Offer, the Company has agreed to file a shelf registration (the "Shelf Registration Statement") covering resales of the Outstanding Notes. See "The Exchange Offer -- Resale of Exchange Notes" and "The Exchange Offer -- Shelf Registration Statement."

THE EXCHANGE OFFER......The Company is offering to exchange $1,000 principal amount of the Exchange Notes for each $1,000 principal amount of Outstanding Notes. As of the date hereof, $105.0 million aggregate principal amount of Outstanding Notes are outstanding. The Company will issue the Exchange Notes on April 13, 1998 (the "Exchange Date").

                        Based on an interpretation by the staff of the Securities and Exchange Commission (the "Commission") set forth in no-action letters issued to third parties (including Exxon Capital Holdings Corporation (available May 13, 1988), Morgan Stanley & Co. Inc. (available June 5, 1991) and Mary Kay Cosmetics, Inc. (available June 5,
                        1991)), the Company believes that the Exchange Notes issued pursuant to this Exchange Offer may be offered for resale, resold and otherwise transferred by a holder who is not an affiliate of the Company without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that the holder is acquiring the Exchange Notes in its ordinary course of business and is not participating in and has no arrangement or understanding with any person to participate in the distribution (within the meaning of the Securities Act) of the Exchange Notes. Persons wishing to exchange Outstanding Notes in the Exchange Offer must represent to the Company that such conditions have been met.

                        Each Participating Broker-Dealer must acknowledge that it will deliver a prospectus in connection with any resale of Exchange Notes. The Letter of Transmittal for the Exchange Offer states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of Exchange Notes received in exchange for Outstanding Notes where such Outstanding Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. The Company has agreed to make this Prospectus available to any

                        Participating Broker-Dealer for use in connection with any such resale during the period required by the Securities Act. See "Plan of Distribution."

                        Any holder who tenders in the Exchange Offer with the intention to participate, or for the purpose of participating, in a distribution of the Exchange Notes could not rely on the position of the staff of the Commission enunciated in the foregoing no-action letters or similar no action letters and, in the absence of an exemption therefrom, must comply with the registration and prospectus delivery requirements of the Securities Act in connection with the resale transaction. Failure to comply with such requirements in such instance may result in such holder incurring liability under the Securities Act for which the holder is not indemnified by the Company.

EXPIRATION DATE.........5:00 p.m., New York City time, on April 12, 1998.

INTEREST ON THE
  EXCHANGE NOTES........The Exchange Notes will bear interest from the Issue
                        Date at a rate equal to 9 7/8% per annum and will be payable semi-annually on May 15 and November 15 of each year commencing May 15, 1998. Interest on each Exchange Note will accrue (A) from the later of (i) the last interest payment date on which interest was paid on the Outstanding Note surrendered in exchange therefor, or
                        (ii) if the Outstanding Note is surrendered for exchange on a date in a period which includes the record date for an interest payment date to occur on or after the date of such exchange and as to which interest will be paid, the date of such interest payment date or (B) if no interest has been paid on the Outstanding Notes, from the Issue Date.

PROCEDURES FOR TENDERING
  OUTSTANDING NOTES.....Each holder of Outstanding Notes wishing to accept the
                        Exchange Offer must complete, sign and date the accompanying Letter of Transmittal, or a facsimile thereof, in accordance with the instructions contained herein and therein, and mail or otherwise deliver such Letter of Transmittal, or such facsimile, together with the Outstanding Notes and any other required documentation to the Exchange Agent at the address set forth herein. By executing the Letter of Transmittal, each holder will represent to the Company that, among other things, the holder or person receiving such Exchange Notes, whether or not such person is the holder, is acquiring the Exchange Notes in the ordinary course of business and that neither the holder nor any such other person has any arrangement or understanding with any person to participate in the distribution of such Exchange Notes. In lieu of physical delivery of the certificates representing Outstanding Notes, tendering holders may transfer Outstanding Notes pursuant to the procedure for book-entry transfer as set forth under "The Exchange Offer -- Procedures for Tendering."

SPECIAL PROCEDURES FOR
  BENEFICIAL OWNERS.....Any beneficial owner whose Outstanding Notes are registered in the name of a broker-dealer, commercial bank, trust company or other nominee and who wishes to tender should contact such registered holder promptly and instruct such registered holder to tender on such beneficial owner's behalf.

                        If such beneficial owner wishes to tender on such owner's own behalf, such owner must prior to completing and executing the Letter of Transmittal and delivering its Outstanding Notes, either make appropriate arrangements to register ownership of the Outstanding Notes in such owner's name or obtain a properly completed bond power from the registered holder. The transfer of record ownership may take considerable time.

GUARANTEED DELIVERY
  PROCEDURES............Holders of Outstanding Notes who wish to tender their
                        Outstanding Notes and whose Outstanding Notes are not immediately available or who cannot deliver their Outstanding Notes, the Letter of Transmittal or any other documents required by the Letter of Transmittal to the Exchange Agent (or comply with the procedures for book-entry transfer) prior to the Expiration Date must tender their Outstanding Notes according to the guaranteed delivery procedures set forth in "The Exchange Offer -- Guaranteed Delivery Procedures."

WITHDRAWAL RIGHTS.......Tenders may be withdrawn at any time prior to 5:00 p.m.,
                        New York City time, on the Expiration Date pursuant to the procedures described under "The Exchange
                        Offer -- Withdrawal of Tenders."

ACCEPTANCE OF
OUTSTANDING NOTES AND
  DELIVERY OF EXCHANGE
  NOTES.................Subject to certain conditions, the Company will accept for exchange any and all Outstanding Notes that are properly tendered in the Exchange Offer prior to 5:00 p.m., New York City time, on the Expiration Date. The Exchange Notes issued pursuant to the Exchange Offer will be delivered on the Exchange Date. See "The Exchange Offer -- Terms of the Exchange Offer."


FEDERAL INCOME TAX
  CONSEQUENCES..........The exchange pursuant to the Exchange Offer will not be a taxable event for federal income tax purposes. See "Federal Income Tax Consequences."


EFFECT ON HOLDERS OF
  OUTSTANDING NOTES.....As a result of the making of this Exchange Offer, the
                        Company will have fulfilled one of its obligations under the Registration Rights Agreement, and holders of Outstanding Notes who do not tender their Outstanding Notes will not have any further registration rights under the Registration Rights Agreement or otherwise. Such holders will continue to hold the untendered Outstanding Notes and will be entitled to all the rights and subject to all the limitations applicable thereto under the Indenture, except to the extent such rights or limitations, by their terms, terminate or cease to have further effectiveness as a result of the Exchange Offer. All untendered Outstanding Notes will continue to be subject to certain restrictions on transfer. Accordingly, if any Outstanding Notes are tendered and accepted in the Exchange Offer, the trading market of the untendered Outstanding Notes could be adversely affected. See "The Exchange Offer" and "Risk
                        Factors -- Absence of Public Market; Restrictions on Transfer."

EXCHANGE AGENT..........Norwest Bank Minnesota, N.A.

USE OF PROCEEDS.........There will be no cash proceeds payable to the Company from the issuance of the Exchange Notes pursuant to the Exchange Offer. See "Use of Proceeds."

                    SUMMARY AND TERMS OF THE EXCHANGE NOTES

SECURITIES OFFERED......$105.0 million aggregate principal amount of 9 7/8%
                        Senior Subordinated Notes due 2007.

ISSUER..................FWT, Inc., a Texas corporation.

MATURITY DATE...........November 15, 2007.

INTEREST ON THE
  EXCHANGE NOTES........The Exchange Notes will bear interest at a rate equal to
                        9 7/8% per annum and will be payable semi-annually on May 15 and November 15 of each year commencing May 15, 1998. Interest on each Exchange Note will accrue (A) from the later of (i) the last interest payment date on which interest was paid on the Outstanding Note surrendered in exchange therefor, or (ii) if the Outstanding Note is surrendered for exchange on a date in a period which includes the record date for an interest payment date to occur on or after the date of such exchange and as to which interest will be paid, the date of such interest payment date or (B) if no interest has been paid on the Outstanding Notes, from the Issue Date.

INTEREST PAYMENT
DATES...................Interest will be payable semi-annually in arrears on each May 15 and November 15, commencing May 15, 1998.

RANKING.................The Notes will be unsecured senior subordinated obligations of the Company and will be subordinated in right of payment to all existing and future Senior Indebtedness (as defined herein) of the Company. The Notes will rank without preference with any future senior subordinated indebtedness of the Company and will rank senior to all other subordinated indebtedness of the Company. As of October 31, 1997, on a pro forma basis, the Company would have had no Senior Indebtedness and approximately $11.4 million of availability under the Revolving Credit Facility. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" and "Description of the Revolving Credit Facility."

OPTIONAL REDEMPTION.....The Notes will be redeemable, in whole or in part, at the option of the Company on or after November 15, 2002, at the redemption prices set forth herein, plus accrued and unpaid interest to the date of redemption. In addition, at any time on or prior to November 15, 2000, the Company may, at its option, redeem up to 35% of the aggregate principal amount of the Notes originally issued with the net cash proceeds of one or more public equity offerings, at a redemption price equal to 109.875% of the aggregate principal amount of the Notes to be redeemed plus accrued and unpaid interest to the date of redemption; provided, however, that, after giving effect to any such redemption, at least 65% of the aggregate principal amount of the Notes originally issued remain outstanding.

CHANGE OF CONTROL.......Upon a Change of Control (as defined herein), each holder of the Notes will have the right to require that the Company make an offer to purchase all outstanding Notes at a price equal to 101% of the principal amount thereof plus accrued interest to the date of purchase. See "Description of Exchange Notes."

CERTAIN COVENANTS.......The Indenture contains certain covenants that limit the ability of the Company and its subsidiaries to, among other things, incur additional indebtedness, pay dividends or make investments and certain other restricted payments, consummate certain asset sales, enter into certain transactions with affiliates, incur liens, impose restrictions on the ability of a subsidiary to pay dividends or make certain payments to the Company and its subsidiaries, and merge or consolidate with any other person or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of the assets of the Company. In addition, the Company will be obligated to offer to repurchase the Notes at 100% of the principal amount thereof plus accrued and unpaid interest, if any, to the date of repurchase in the event of certain Asset Sales (as defined herein).

For additional information regarding the Exchange Notes, see "Description of Exchange Notes."

                                  RISK FACTORS

     See "Risk Factors" for a discussion of certain factors that should be considered in evaluating the Exchange Offer.

           SUMMARY HISTORICAL AND UNAUDITED PRO FORMA FINANCIAL DATA

     The summary historical income statement data for Fiscal Year 1995, Fiscal Year 1996 and Fiscal Year 1997 and the summary historical balance sheet data for Fiscal Year 1996 and Fiscal Year 1997 presented below were derived from the historical financial statements of the Company audited by Arthur Andersen LLP, independent public accountants, whose report appears elsewhere in this Prospectus. The summary historical financial data as of and for the six month periods ended October 31, 1996 and 1997 were derived from the Company's unaudited financial statements which, in the opinion of management, reflect all adjustments (consisting of normal recurring adjustments) necessary for the fair presentation of the financial condition and results of operations for such period. The summary unaudited pro forma financial data give effect to the Transactions and Initial Offering as if they had occurred as of the beginning of the period presented for the income statement and other data, and as of the last day of the period presented for the balance sheet data. The summary unaudited pro forma income statement and other data do not (i) purport to represent what the Company's results of operations actually would have been if the Transactions and Initial Offering had actually occurred as of such dates or what such results will be for any future periods or (ii) give effect to certain non-recurring charges expected to result from the Transactions and Initial Offering. The information contained in this table should be read in conjunction with "Selected Historical Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Financial Statements and accompanying notes thereto included elsewhere in this Prospectus.

                                                                         SIX MONTH           PRO FORMA
                                                                          PERIOD         -----------------
                                            FISCAL YEAR ENDED              ENDED         FISCAL YEAR ENDED
                                                APRIL 30,               OCTOBER 31,      -----------------
                                       ---------------------------   -----------------       APRIL 30,
                                        1995      1996      1997      1996      1997           1997
                                       -------   -------   -------   -------   -------   -----------------
                                                             (DOLLARS IN THOUSANDS)
INCOME STATEMENT DATA:
  Sales..............................  $30,388   $42,701   $71,188.. $27,132   $37,350        $71,188
  Cost of sales......................   23,838    32,006    49,249    18,771    26,652         49,249
                                       -------   -------   -------   -------   -------        -------
  Gross profit.......................    6,550    10,695    21,939     8,361    10,698         21,939
  Selling, general and
    administrative...................    4,139     4,244     8,353     2,942     5,389          7,303
                                       -------   -------   -------   -------   -------        -------
  Operating income...................    2,411     6,451    13,586     5,419     5,309         14,636
  Interest income (expense), net.....       69       123       197       102      (157)       (10,831)
  Other income(1)....................        3       512       571        41       281            125
                                       -------   -------   -------   -------   -------        -------
  Income before income tax
    provision........................    2,483     7,086    14,354     5,562     5,433          3,930
  Income tax provision
    (benefit)(2).....................       53       162       316       125       113          1,493
                                       -------   -------   -------   -------   -------        -------
  Net income(2)......................  $ 2,430   $ 6,924   $14,038   $ 5,437   $ 5,320        $ 2,437
                                       =======   =======   =======   =======   =======        =======
OTHER FINANCIAL DATA:
  EBITDA(3)..........................  $ 2,827   $ 7,494   $14,937   $ 5,835   $ 6,248        $15,541
  Depreciation.......................      299       375       508       259       412            508
  Capital expenditures...............    1,324     1,198     4,341     1,086       664        $ 4,341
  Cash flows provided by operating
    activities.......................    1,422     4,846     5,783     1,993     7,369             --
  Cash flows used in investing
    activities.......................   (1,262)   (1,182)   (4,323)   (1,076)     (466)            --
  Cash flows provided by (used in)
    financing activities.............  $  (300)  $(1,459)  $(1,025)  $   505   $(1,102)            --
  Ratio of earnings to fixed
    charges(4).......................    56.18x   215.73x   192.39x   398.29x    14.48x          1.35x
BALANCE SHEET DATA:
  Working capital....................  $ 5,278   $ 9,815   $18,509   $14,370   $ 2,531             --
  Total assets.......................   11,854    19,489    40,203    27,523    40,838             --
  Long term debt, less current
    maturities.......................      475       375     1,512       325     1,410             --
  Shareholders' equity (deficit).....  $ 8,412   $13,977   $25,297   $19,414   $ 9,617             --

                                                    PRO FORMA
                                       -----------------------------------
                                             SIX MONTH PERIOD ENDED
                                       -----------------------------------
                                         OCTOBER 31,        OCTOBER 31,
                                             1996               1997
                                       ----------------   ----------------

INCOME STATEMENT DATA:
  Sales..............................      $27,132            $ 37,350
  Cost of sales......................       18,771              26,652
                                           -------            --------
  Gross profit.......................        8,361              10,698
  Selling, general and
    administrative...................        3,067               5,514
                                           -------            --------
  Operating income...................        5,294               5,184
  Interest income (expense), net.....       (5,435)             (5,305)
  Other income(1)....................           45                 277
                                           -------            --------
  Income before income tax
    provision........................          (96)                156
  Income tax provision
    (benefit)(2).....................          (37)                 59
                                           -------            --------
  Net income(2)......................      $   (59)           $     97
                                           =======            ========
OTHER FINANCIAL DATA:
  EBITDA(3)..........................      $ 5,714            $  6,119
  Depreciation.......................          259                 412
  Capital expenditures...............      $ 1,086            $    664
  Cash flows provided by operating
    activities.......................           --                  --
  Cash flows used in investing
    activities.......................           --                  --
  Cash flows provided by (used in)
    financing activities.............           --                  --
  Ratio of earnings to fixed
    charges(4).......................         .98x                1.03x
BALANCE SHEET DATA:
  Working capital....................           --            $ 13,991
  Total assets.......................           --              60,284
  Long term debt, less current
    maturities.......................           --             105,000
  Shareholders' equity (deficit).....           --            $(56,365)

---------------
(1) Other income consists primarily of income related to farm operations and the disposition of farm assets. These assets have been distributed in connection with the Transactions.

(2) The historical financial statements do not include a provision for federal taxes as the Company has elected to be taxed as a Subchapter S corporation. A provision for federal taxes has been reflected in the pro forma information to reflect the change in tax status of the Company from a Subchapter S corporation to a Subchapter C corporation. The following table presents historical net income on a pro forma basis adjusted for a federal tax provision.

                                     SIX MONTH PERIOD
 FISCAL YEAR ENDED APRIL 30,        ENDED OCTOBER 31,          LTM PERIOD
------------------------------      ------------------           ENDED
 1995        1996        1997        1996        1997       OCTOBER 31, 1997
------      ------      ------      ------      ------      ----------------
                           (DOLLARS IN THOUSANDS)
$1,604      $4,570      $9,265      $3,588      $3,511           $9,188

(3) EBITDA consists of net income before interest expense, taxes, depreciation and amortization. EBITDA is included because it is widely used as a measure of a company's operating performance, but should not be construed as an alternative either (i) to net income (determined in accordance with generally accepted accounting principles) as a measure of profitability or
    (ii) to cash flows from operating activities (determined in accordance with generally accepted accounting principles). EBITDA does not take into account the Company's debt service requirements and other commitments and, accordingly, is not necessarily indicative of amounts that may be available for discretionary use. In addition, as EBITDA may not be calculated in the same manner by all companies and analysts, the EBITDA measures presented may not be comparable to other similarly titled measures of other companies.


(4) The deficiency in the ratio of earnings to fixed charges was $96 for the Six Month Period Ended October, 31, 1996.

                                  RISK FACTORS

     Prospective investors should carefully consider the following factors, in addition to the other information set forth in this Prospectus, before making an investment in the Exchange Notes offered hereby.

HIGH LEVEL OF INDEBTEDNESS

     In connection with the Recapitalization and the Initial Offering, the Company has incurred a significant amount of indebtedness. At October 31, 1997, the Company's long-term indebtedness would have been $105.0 million and its total shareholders' deficit would have been $56.4 million, in each case on a pro forma basis after giving effect to the Recapitalization and the Initial Offering as if they had occurred on such date. In addition, as of October 31, 1997 on a pro forma basis including the effect of obtaining the Revolving Credit Facility, the Company would have had approximately $11.4 million of availability under the Revolving Credit Facility. Further, subject to the restrictions in the Revolving Credit Facility and the Indenture, the Company may incur additional indebtedness, including senior indebtedness with respect to the additional Notes that may be issued under the Indenture from time to time to finance acquisitions, capital expenditures, working capital or for other purposes.

     The level of the Company's indebtedness could have important consequences to holders of the Notes, including, but not limited to, the following: (i) a substantial portion of the Company's cash flow from operations must be dedicated to the repayment of indebtedness and will not be available for other purposes;
(ii) the Company's future ability to obtain additional debt financing for working capital, capital expenditures, acquisitions or other purposes may be limited; and (iii) the Company's level of indebtedness could limit its flexibility in reacting to changes in the industry and general economic conditions and its ability to withstand a prolonged downturn in the wireless communications industry or the telecommunications infrastructure industry. Certain of the Company's competitors currently operate on a less leveraged basis and have significantly greater operating and financing flexibility than the Company.

ABILITY TO SERVICE DEBT

     The Company's ability to pay interest on the Notes and to satisfy its other debt obligations will depend upon its future operating performance, which will be affected by prevailing economic conditions in the telecommunications infrastructure industry and financial, business and other factors, certain of which are beyond its control. Should they occur, factors that will affect operating performance include loss of market share, prolonged disruption in the operations at any of the Company's manufacturing facilities and decreased demand for the Company's products. The Company anticipates that its operating cash flow, together with borrowings under the Revolving Credit Facility, will be sufficient to meet its operating expenses and to service its debt requirements as they become due. However, if the Company is unable to generate sufficient cash flow from operations to service its indebtedness, it will be forced to adopt an alternative strategy that may include actions such as reducing or delaying capital expenditures, selling assets, restructuring or refinancing its indebtedness, or seeking additional equity capital. There can be no assurance that any of these strategies could be effected on satisfactory terms, if at all. In addition, in the event of bankruptcy, liquidation or reorganization of the Company, the assets of the Company will be available to pay obligations on the Notes only after all Senior Indebtedness has been paid in full, and there may not be sufficient assets remaining to pay amounts due on any or all of the Notes then outstanding. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

RESTRICTIONS IMPOSED BY TERMS OF THE COMPANY'S INDEBTEDNESS

     The Indenture restricts, among other things, the Company's ability to incur additional indebtedness, incur liens, pay dividends or make certain other restricted payments, consummate certain asset sales, enter into certain transactions with affiliates, incur indebtedness that is subordinate in right of payment to any indebtedness and not subordinated in right of payment to the Notes, impose restrictions on the ability of a subsidiary to pay dividends or make certain payments to the Company, merge or consolidate with any other person, or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of the assets of the Company.

     In addition, the Revolving Credit Facility contains other and more restrictive covenants and prohibits the Company from prepaying its indebtedness (including the Notes). The Revolving Credit Facility also requires the Company to maintain specified financial ratios and satisfy certain financial condition tests. The Company's ability to meet those financial ratios and tests can be affected by events beyond its control, and there can be no assurance that the Company will meet those tests. A breach of any of these covenants could result in a default under the Revolving Credit Facility and the Indenture. If an event of default should occur under the Revolving Credit Facility, the lenders can elect to declare all amounts of principal outstanding under the Revolving Credit Facility, together with all accrued interests, to be immediately due and payable. If the Company were unable to repay those amounts, the lenders could proceed against the collateral granted to them to secure that indebtedness. If the Revolving Credit Facility indebtedness were to be accelerated, there can be no assurance that the assets of the Company would be sufficient to repay in full that indebtedness and the other indebtedness of the Company, including the Notes. Substantially all the assets of the Company are pledged as security under the Revolving Credit Facility. See "Description of the Revolving Credit Facility" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

DEPENDENCE ON WIRELESS COMMUNICATIONS INDUSTRY

     The Company's business depends upon the capital expenditures of wireless service providers, which, in turn, depend upon the current and anticipated market demand for wireless communications. The wireless communications industry may experience downturns, which may result in a decrease in the industry's demand for capital equipment, including antenna support structures. There can be no assurance that the wireless communications industry will not experience severe and prolonged downturns in the future or that the wireless communications industry will expand as quickly as forecasted. Any significant decrease in the level of capital expenditures by the wireless communications industry could have a material adverse effect on the Company's business, financial condition and results of operations. See "Recent Developments" and "Industry Overview."

AVAILABILITY OF WIRELESS COMMUNICATIONS SERVICES

     A substantial majority of the Company's revenues are derived from the sale of antenna support structures and related shelters for wireless communications networks, and the future success of the Company depends to a considerable extent upon the continued growth and increased availability of cellular and other wireless communications services, including PCS, domestically and internationally. There can be no assurance that either subscriber use or the implementation of wireless communications services will continue to grow, or that such factors will create demand for the Company's products. The Company believes that continued growth in the use of wireless communications services depends on significant reductions in infrastructure capital equipment cost per subscriber, the corresponding reductions in wireless service pricing and the ability of the wireless communications industry to obtain the permits, licenses and zoning relief necessary for the growth of wireless communications networks. While in the U.S., the Federal Communications Commission has adopted regulations requiring local phone companies to reduce the rates charged to cellular carriers for connection to their wireline networks, it is anticipated that wireless service rates will remain higher than rates charged by traditional wireline companies. The growth in the implementation of wireless communications services is dependent upon both developed countries, such as the U.S., allowing continued deployment of new networks, and less developed foreign countries deploying wireless infrastructures. Foreign countries or local government authorities may decline to construct wireless communications systems, place moratoriums on building base stations or terminate or delay construction of such systems for a variety of reasons, including environmental issues, public resistance to tower construction, political unrest, economic downturns, the availability of favorable pricing for other communications services, the availability and cost of related equipment or other delays in the implementation of these systems, in which event demand for the Company's products will be similarly reduced or delayed, which would materially adversely affect the Company's business, financial condition and results of operations. See "-- Risks Associated with International Sales," "-- Dependence on Permits, Licenses and Zoning."

FLUCTUATIONS IN QUARTERLY RESULTS

     The Company experiences, and expects to continue to experience, significant fluctuations in sales and operating results from quarter to quarter, which typically falls in the fourth and first quarters of the calendar year, which approximately correspond to the third and fourth quarters of FWT's Fiscal Year. Quarterly results fluctuate due to a number of factors, any of which could have a material adverse effect on the Company's business, results of operations and financial condition. In particular, the Company's quarterly results of operations can vary due to, among other things, the following factors: (i) the timing, cancellation, or rescheduling of customer orders and shipments; (ii) variations in manufacturing capacities; (iii) efficiencies and costs; (iv) the availability and cost of components; (v) capacity and production constraints associated with single source component suppliers; (vi) changes in the mix of products having differing gross margins; (vii) customer service expenses; and
(viii) changes in average sales prices. In addition, the Company's quarterly results of operations are influenced by competitive factors, including pricing, availability and demand for the Company's products. A large portion of the Company's expenses are fixed and difficult to reduce in a short period of time. If sales do not meet the Company's expectations, the Company's fixed expenses would exacerbate the effect of such sales shortfall. Furthermore, announcements by the Company or its competitors regarding new products and technologies could cause customers to defer purchases of the Company's products. See
"-- Concentration of Customers; Dependence on Customer Satisfaction" and "Recent Developments." Order deferrals and cancellations by the Company's customers, declining average sales prices, changes in the mix of products sold and longer than anticipated sales cycles for the Company's products have in the past adversely affected the Company's quarterly results of operations. There can be no assurance that the Company's quarterly results of operations will not be similarly adversely affected in the future.

     Due to the foregoing factors, the Company believes that period-to-period comparisons of its operating results are not necessarily meaningful and that such comparisons cannot be relied upon as indicators of future performance. There can be no assurance that the Company will maintain its current profitability in the future or that future revenues and operating results will not be below the expectations of management, public market analysts and investors. In any case, the Company could be materially adversely affected. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

CONCENTRATION OF CUSTOMERS

     During Fiscal Year 1997, sales to AT&T Wireless accounted for approximately 25.0% of the Company's net revenues, and sales to the Company's top five customers in the aggregate accounted for approximately 55.0% of the Company's net revenues. As customers seek to establish close relationships with their suppliers, the Company expects that its customer base will continue to become more concentrated. If, for any reason, any of the Company's key customers were to purchase significantly less of the Company's products in the future, such decreased level of purchases could have a material adverse effect on the Company's business, financial condition and results of operations. See "Recent Developments" and "Business -- Customers."

DEPENDENCE ON CUSTOMER SATISFACTION

     The Company depends, in large part, on its ability to maintain a high level of customer satisfaction. From time to time, however, the Company receives customer complaints regarding the quality of its products and services. While the Company works to resolve all such customer complaints to the satisfaction of all parties, there can be no assurance that any customer will continue to purchase the Company's products.

MANUFACTURING CAPACITY CONSTRAINTS

     The Company's success will depend upon its ability to increase its production volume on a timely basis while maintaining product quality and per unit production costs. Manufacturers often encounter difficulties in increasing production volumes, including difficulties involving delays, quality control and shortages of qualified personnel. Any significant increase in production volume will require that the Company increase its manufacturing capacity.

     The Company has in the past experienced, and may in the future experience, delays in its ability to fill orders for certain products on a timely basis because of limits on its production capacity. Significant delays in filling orders over an extended period would damage customer relations, which would materially adversely affect the Company's business, financial condition and results of operations. The production schedules for each of the Company's products are based on orders for such products, and the Company has only limited ability to modify short-term production schedules. If the Company were to experience a significant increase in the demand for any of its products, it would not be able, on a short-term basis, to satisfy such demand fully. The ability of the Company to estimate demand may be less precise during periods of rapid growth or with respect to new products. The failure of the Company to forecast its requirements accurately could lead to inventory shortages or surpluses that could have a material adverse effect on the results of operations and lead to fluctuations in quarterly operating results.

GROWTH OPPORTUNITIES

     Although management believes that opportunities may exist for the Company to grow through either acquisitions of related businesses or entering into strategic joint ventures, there can be no assurance that the Company will be able to identify appropriate acquisitions or joint venture opportunities on terms acceptable to the Company. Certain provisions of the Revolving Credit Facility or the Indenture may limit the Company's ability to effect acquisitions or enter into joint ventures. See "-- Restrictions Imposed by Terms of the Company's Indebtedness."

MANAGEMENT OF GROWTH

     The Company has undergone a period of significant growth, and its expansion may significantly strain the Company's management, financial and other resources. In order to sustain this growth, the Company must attract and retain highly qualified personnel. It may become increasingly difficult for the Company to hire such personnel. The Company believes that improvements in management and operational controls, and operational, financial and management information systems are needed to manage further growth. The Company currently plans to augment its information systems. There can be no assurance that the management information system will produce the desired efficiencies or that other improvements will not be needed. The failure to implement such improvements could have a material adverse effect on the Company's business, financial condition and results of operations.

COMPETITION

     The telecommunications infrastructure industry is highly competitive. The Company faces substantial competition in each of the markets it serves from established competitors, some of which have greater financial, engineering, manufacturing and marketing resources than the Company. The Company's competitors in each product area can be expected to continue to improve the design of their products, to introduce new products with competitive prices and performance characteristics and to improve customer satisfaction. Although the Company has not historically been forced to reduce its prices significantly, there can be no assurance that competitive pressures will not necessitate price reductions, adversely affecting operating results, in the future. Although the Company believes that it has certain advantages over its competitors, maintaining such advantages will require a continued high level of investment by the Company in sales, marketing and other services. There can be no assurance that the Company will have sufficient resources to continue to make such investments or that the Company will be able to maintain the competitive advantages it currently enjoys.

RISKS ASSOCIATED WITH INTERNATIONAL SALES

     International sales accounted for less than 5.0% of the Company's total revenues for Fiscal Year 1997. The Company's business plan relies on international sales to account for a portion of its revenue in the future. International sales are subject to certain risks, including unexpected changes in exchange rates, regulatory requirements, currency controls, tariffs and other market barriers, political and economic instability, potentially adverse tax consequences, natural disasters, outbreaks of hostilities, difficulties in accounts receivable collection, extended payment terms, difficulties in managing foreign sales representatives and difficulties in staffing and managing foreign branch operations. Currently the Company's international sales are denominated in U.S. dollars, and sales to international customers may be affected by fluctuations in the U.S. dollar, which could increase the sales price in local currencies of the Company's products. The Company is also subject to the risks associated with the imposition of legislation and import and export regulations. The Company cannot predict whether tariffs, quotas, duties, taxes or other changes or restrictions will be implemented by the U.S. or other countries upon the import or export of the Company's products in the future. In addition, the laws of certain countries in which the Company's products are or may be sold may not provide the Company's products and intellectual property rights with the same degree of protection as the laws of the U.S. There can be no assurance that these factors will not have a material adverse effect on the Company's business, financial condition and results of operations.

DEPENDENCE ON SUPPLIERS

     Certain of the components used in the Company's products are obtained from a single source or a limited group of suppliers. The Company's reliance on such suppliers involves several risks, including a potential inability to obtain an adequate supply of required components in a timely manner, price increases and component quality. Although the Company seeks to reduce dependence on those sole and limited source suppliers, the partial or complete loss of certain of those sources could have at least a temporary material adverse effect on the Company's results of operations and damage customer relationships. Further, a significant increase in the price of one or more of these components could materially adversely affect the Company's results of operations.

     The Company relies on Delta Steel, Inc. ("Delta Steel") as its sole source for braking and shaping the steel for monopoles. While the Company believes that its contract with Delta Steel is adequate to supply its foreseeable needs, there can be no assurance that Delta Steel will adequately or fully perform its contractual obligations or that Delta Steel will not experience a partial or complete loss of the equipment necessary to perform its contractual obligations. The failure of Delta Steel to adequately or fully perform its obligations would have a material adverse effect on the Company's business, financial condition and results of operations.

AVAILABILITY AND PRICE OF STEEL AND ZINC

     The Company's principal raw materials are steel and zinc. The Company's ability to continue to acquire steel and zinc on favorable terms may be adversely affected by factors beyond its control. Because steel and zinc constitute a substantial portion of the Company's cost of goods sold, any increase in the price of such materials could have a material adverse effect on the Company's profit margin. There can be no assurance that the Company will be successful in passing along any of these cost increases to its customers.

RISKS ASSOCIATED WITH THREE MANUFACTURING FACILITIES

     The Company produces all of its products in three manufacturing facilities located in Texas. As a result, any prolonged disruption in the operations at any of the Company's manufacturing facilities, whether due to labor difficulties, destruction of or damage to a facility or other reasons, could have a material adverse effect on the Company's financial condition or results of operations. See "Business -- Facilities."

DEPENDENCE ON KEY PERSONNEL

     The Company's success depends to a significant degree upon the continued contributions of key management, engineering, sales and marketing, customer support and finance and manufacturing personnel, certain of whom would be difficult to replace. The loss of the services of certain of these executives could have a material adverse effect on the Company. There can be no assurance that the services of such personnel will continue to be available to the Company. The Company has entered into employment agreements with certain members of its senior management team. In addition, the Company believes that its success depends on its ability to attract and retain additional qualified employees and that the failure to recruit such other skilled personnel could have a material adverse effect on the Company. See "Management -- Employment Agreements" and "Certain Relationships and Related Transactions."

DEPENDENCE ON PERMITS, LICENSES AND ZONING

     The Company's success will depend on the ability of the telecommunications infrastructure industry to obtain the permits, licenses and zoning relief necessary for the growth of the wireless communications networks. The telecommunications infrastructure industry often encounters significant public resistance when attempting to obtain the necessary permits, licenses and zoning relief. There can be no assurance that the telecommunications infrastructure industry can obtain the number of permits, licenses and zoning changes necessary to continue the growth of the wireless communications networks. The failure of the telecommunications infrastructure industry to obtain such permits, licenses and zoning relief would have a material adverse effect on the Company's business, financial condition and results of operations.

DECREASED DEMAND FOR COMPANY'S PRODUCTS

     The Company's success will depend on the continued demand for its products. Certain factors could have the effect of significantly reducing or even eliminating the demand for the Company's products, including technological advancements, public resistance to infrastructure build-out, alternatives such as co-location and non-tower or pole mounts, and the possible linkage of adverse health consequences to wireless communication devices. Any decrease in demand for the Company's products would have a material adverse effect on the Company's business, financial condition and results of operations.

ENVIRONMENTAL AND WORKER HEALTH AND SAFETY REGULATIONS

     The Company is subject to various federal, state, local and foreign environmental laws and regulations relating to the discharge, storage, treatment, handling and disposal of certain materials, substances and water used in, or resulting from, its operations and the remediation of contamination associated with releases of hazardous substances both at the Company's facilities and at offsite disposal locations. The Company's operations are also governed by laws and regulations relating to workplace safety and worker health that, among other things, regulate employee exposure to hazardous substances in the workplace. The nature of the Company's operations exposes it to the risk of liabilities or claims with respect to environmental and workplace health and safety matters, and there can be no assurance that material costs will not be incurred in connection with such liabilities or claims.

     Based on information currently available to management, the Company believes that the cost of compliance with existing environmental and health and safety laws and regulations (and liability for known environmental conditions) will not have a material adverse effect on the Company's business, financial condition or results of operations. However, management cannot predict which environmental or health and safety legislation or regulations will be enacted in the future or how existing or future laws or regulations will be enforced, administered or interpreted, nor can it predict the amount of future expenditures that may be required in order to comply with such environmental or health and safety laws or regulations or the response to such environmental claims.

CONTROLLING SHAREHOLDERS

     As a result of the Transactions, FWT Acquisition, a newly formed wholly-owned subsidiary of Baker, holds approximately 80.0% of the Company's outstanding voting stock. Therefore, Baker has the power to control all matters submitted to shareholders of the Company, to elect a majority of the directors of the Company and to exercise control over the business, policies and affairs of the Company. The interests of Baker as an equity holder may differ from the interests of holders of the Exchange Notes. See "Certain Relationships and Related Transactions -- Transaction Agreements."

ABILITY TO PURCHASE NOTES UPON A CHANGE OF CONTROL

     The source of funds for any repurchase required as a result of a Change of Control will be the Company's available cash or cash generated from operating or other sources, including borrowing, sales of assets, sales of equity or funds provided by a new controlling person. Further, a Change of Control will likely trigger an event of default under the Revolving Credit Facility, which would permit the lenders thereto to accelerate the debt under the Revolving Credit Facility. However, there can be no assurance that sufficient funds will be available at the time of any Change of Control to make any required repurchases of Notes tendered and to repay debt under the Revolving Credit Facility. Any future credit agreements or other agreements relating to secured indebtedness to which the Company may become a party may contain similar restrictions and provisions. See "Description of Exchange Notes" and "Description of the Revolving Credit Facility."

RISKS ASSOCIATED WITH FRAUDULENT CONVEYANCE LIABILITY

     In connection with the Recapitalization, the Company has incurred substantial indebtedness, including the indebtedness under the Notes and the Revolving Credit Facility. If under relevant federal and state fraudulent conveyance statutes in a bankruptcy, reorganization or rehabilitation case or similar proceeding or a lawsuit by or on behalf of unpaid creditors of the Company, a court were to find that, at the time the Notes were issued, (i) the Company issued the Notes with the intent of hindering, delaying or defrauding current or future creditors or (ii) (A) the Company received less than reasonably equivalent value or fair consideration for issuing the Notes and (B) the Company, (1) was insolvent or was rendered insolvent by reason of the

Transactions, (2) was engaged, or about to engage, in a business or transaction for which its assets constituted unreasonably small capital, (3) intended to incur, or believed that it would incur, debts beyond its ability to pay as such debts matured (as all of the foregoing terms are defined in or interpreted under such fraudulent conveyance statutes) or (4) was a defendant in an action for money damages, or had a judgment for money damages docketed against it (if, in either case, after final judgment, the judgment is unsatisfied), such court could avoid or subordinate the Notes to presently existing and future indebtedness of the Company and take other action detrimental to the holders of the Notes, including, under certain circumstances, invalidating the Notes.

     The measure of insolvency for purposes of the foregoing considerations will vary depending upon the federal or local law that is being applied in any such proceeding. Generally, however, the Company would be considered insolvent if, at the time it incurs the indebtedness constituting the Notes, either (i) the fair market value (or fair saleable value) of its assets is less than the amount required to pay its total existing debts and liabilities (including the probable liability on contingent liabilities) as they become absolute and mature or (ii) it is incurring debts beyond its ability to pay as such debts mature.

     The Company's Board of Directors and management believe that at the time of its issuance of the Outstanding Notes, the Company (i)(A) was neither insolvent nor rendered insolvent thereby, (B) had sufficient capital to operate its business effectively and (C) was incurring debts within its ability to pay as the same mature or become due and (ii) had sufficient resources to satisfy any probable money judgment against it in any pending action. In reaching the foregoing conclusions, the Company has relied upon its analysis of internal cash flow projections and estimated values of assets and liabilities of the Company. There can be no assurance, however, that such analysis will prove to be correct or that a court passing on such questions would reach the same conclusions.

ABSENCE OF PUBLIC MARKET

     There is no existing public market for the Outstanding Notes. The Company does not intend to apply for listing of the Exchange Notes offered hereby on any national securities exchange or to seek approval for quotation on NASDAQ. There can be no assurance as to the liquidity of any markets that may develop for the Exchange Notes, the ability of holders of the Exchange Notes to sell their Exchange Notes or the price at which holders would be able to sell their Exchange Notes. Future trading prices of the Exchange Notes will depend on many factors, including, among other things, prevailing interest rates, the Company's operating results and the market for similar securities. The Initial Purchasers have advised the Company that they currently intend to make a market in the Exchange Notes offered hereby. However, the Initial Purchasers are not obligated to do so and any market making may be discontinued at any time without notice.

IMPACT OF THE YEAR 2000

     Many existing computer programs use only two digits to identify a year in the date field. These programs were designed and developed without considering the impact of the upcoming change in the century. If not corrected, many computer applications could fail or create erroneous results by the Year 2000. The Year 2000 issue affects virtually all companies and organizations.

     The Company intends to install new information systems so that its computers will function properly with respect to dates in the Year 2000 and thereafter. The Company presently believes that, with the installation of the new information systems, the Year 2000 issue will not pose significant operational problems. However, if such modifications are not made, or are not timely completed, the Year 2000 issue could have a material adverse impact on the operations of the Company.

     The Company has not discussed the Year 2000 issue with its customers and suppliers. There can be no assurance that the systems of these other companies will be timely converted and the failure of the Company's significant suppliers and customers to make necessary Year 2000 modifications could have a material adverse impact on the Company's results and operations.

     The Company is currently in negotiations with several information systems providers with the view to selecting its new information systems. The Company intends to obtain the systems through a "turn-key" transaction and finance the transaction through a license agreement. The Company anticipates completing the

Year 2000 project by April 30, 1999, which is prior to any impact of the Year 2000 on its operating systems. The Company estimates the cost of the project to be approximately $2.5 million to $3.0 million.

     The costs of the project and the date on which the Company believes it will complete the Year 2000 modifications are based on management's best estimates, which were derived utilizing numerous assumptions of future events. However, there can be no assurance that these estimates and the timetable will be achieved and actual results could differ materially from those anticipated.

                                USE OF PROCEEDS

     This Exchange Offer is intended to satisfy certain of the Company's obligations under the Purchase Agreement and the Registration Rights Agreement with respect to the Outstanding Notes. The Company will not receive any cash proceeds from the issuance of the Exchange Notes offered hereby. In consideration for issuing the Exchange Notes contemplated in this Prospectus, the Company will receive Outstanding Notes in like principal amount, the form and terms of which are substantially similar to the form and terms of the Exchange Notes except as otherwise described herein. The Outstanding Notes surrendered in exchange for Exchange Notes will be returned to the Company and canceled and cannot be reissued. Accordingly, the issuance of the Exchange Notes will not result in any increase or decrease in the indebtedness of the Company.

                               THE EXCHANGE OFFER

PURPOSE AND EFFECT OF THE EXCHANGE OFFER

     The Outstanding Notes were sold by the Company on November 17, 1997 to the Initial Purchasers pursuant to the Purchase Agreement. The Initial Purchasers subsequently placed the Outstanding Notes with qualified institutional buyers in reliance on Rule 144A under the Securities Act. As a condition of the purchase of the Outstanding Notes by the Initial Purchasers, the Company entered into the Registration Rights Agreement with the Initial Purchasers, which requires, among other things, that the Company file with the Commission a registration statement under the Securities Act with respect to an offer by the Company to the holders of the Outstanding Notes to issue and deliver to such holders, in exchange for Outstanding Notes, a like principal amount of Exchange Notes. The Company is required to use its best efforts to cause the Registration Statement relating to the Exchange Offer to be declared effective by the Commission under the Securities Act and commence the Exchange Offer. The Exchange Notes are to be issued without a restrictive legend and may be reoffered and resold by the holder without restrictions or limitations under the Securities Act (other than any such holder that is an "affiliate" of the Company within the meaning of Rule 405 under the Securities Act). A copy of the Registration Rights Agreement has been filed as an exhibit to the Registration Statement of which this Prospectus is a part.

     The term "Holder" with respect to the Exchange Offer means any person in whose name the Outstanding Notes are registered on the books of the Company or any other person who has obtained a properly completed bond power from the registered holder.

TERMS OF THE EXCHANGE OFFER

     Upon the terms and subject to the conditions set forth in this Prospectus and in the Letter of Transmittal, the Company will accept any and all Outstanding Notes validly tendered and not withdrawn prior to 5:00 p.m., New York City time, on the Expiration Date. On the Exchange Date, the Company will issue $1,000 principal amount of Exchange Notes in exchange for $1,000 principal amount of Outstanding Notes accepted in the Exchange Offer. Holders may tender some or all of their Outstanding Notes pursuant to the Exchange Offer. However, Outstanding Notes may be tendered only in integral multiples of $1,000.

     The form and terms of the Exchange Notes are the same as the form and terms of the Outstanding Notes except that (i) the Exchange Notes have been registered under the Securities Act and hence will not bear legends restricting the transfer thereof and (ii) the holders of the Exchange Notes will not be entitled to certain rights under the Registration Rights Agreement. The Exchange Notes will evidence the same debt as the Outstanding Notes and will be entitled the benefits of the Indenture.

     As of the date of this Prospectus, $105,000,000 aggregate principal amount of the Outstanding Notes was outstanding and registered in the name of Cede & Co., as nominee for the Depository Trust Company. The Company has fixed the close of business of March 13, 1998, as the record date for the Exchange Offer for purposes of determining the persons to whom this Prospectus and the Letter of Transmittal will be mailed initially.

     The Company intends to conduct the Exchange Offer in accordance with the applicable requirements of the Exchange Act and the rules and regulations of the Commission thereunder, including Rule 14e-1 thereunder.

     The Company shall be deemed to have accepted validly tendered Outstanding Notes when, as and if the Company has given oral or written notice thereof to the Exchange Agent. The Exchange Agent will act as agent for the tendering Holders for the purpose of receiving the Exchange Notes from the Company.

     If any tendered Outstanding Notes are not accepted for exchange because of an invalid tender, the occurrence of certain other events set forth herein or otherwise, the certificates for any such unaccepted Outstanding Notes will be returned, without expense, to the tendering Holder thereof as promptly as practicable after the Expiration Date.

     Holders who tender Outstanding Notes in the Exchange Offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the Letter of Transmittal, transfer taxes with respect to the exchange of Outstanding Notes pursuant to the Exchange Offer. The Company will pay all charges and expenses, other than transfer taxes in certain circumstances, in connection with the Exchange Offer. See "-- Fees and Expenses."

INTEREST ON THE EXCHANGE NOTES

     The Exchange Notes will bear interest at a rate equal to 9 7/8% per annum and will be payable semi-annually on May 15 and November 15 of each year commencing May 15, 1998. Interest on each Exchange Note will accrue (A) from the later of (i) the last interest payment date on which interest was paid on the Outstanding Note surrendered in exchange therefor, or (ii) if the Outstanding
Note is surrendered for exchange on a date in a period which includes the record date for an interest payment date to occur on or after the date of such exchange and as to which interest will be paid, the date of such interest payment date or
(B) if no interest has been paid on the Outstanding Notes, from the Issue Date.

PROCEDURES FOR TENDERING

     Only a Holder of Outstanding Notes may tender such Outstanding Notes in the Exchange Offer. To tender in the Exchange Offer, a Holder must complete, sign and date the Letter of Transmittal, or a facsimile thereof, have the signatures thereon guaranteed if required by the Letter of Transmittal and mail or otherwise deliver such Letter of Transmittal or such facsimile, together with the Outstanding Notes and any other required documents, to the Exchange Agent prior to 5:00 p.m., New York City time, on the Expiration Date. To be tendered effectively, the Outstanding Notes, Letter of Transmittal and other required documents must be received by the Exchange Agent at the address set forth below under "Exchange Agent" prior to 5:00 p.m., New York City time, on the Expiration Date. Delivery of the Outstanding Notes may be made by book-entry transfer in accordance with the procedures described below. Confirmation of such book-entry transfer must be received by the Exchange Agent prior to the Expiration Date.

     By executing the Letter of Transmittal, each Holder will make to the Company the representations set forth below in the second paragraph under the heading "-- Resale of Exchange Notes."

     The tender by a Holder and the acceptance thereof by the Company will constitute agreement between such holder and the Company in accordance with the terms and subject to the conditions set forth herein and in the Letter of Transmittal.

     THE METHOD OF DELIVERY OF OUTSTANDING NOTES AND THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS TO THE EXCHANGE AGENT IS AT THE ELECTION AND RISK OF THE HOLDER. INSTEAD OF DELIVERY BY MAIL, IT IS RECOMMENDED THAT HOLDERS USE AN OVERNIGHT OR HAND DELIVERY SERVICE. IN ALL

CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ASSURE DELIVERY TO THE EXCHANGE AGENT BEFORE THE EXPIRATION DATE. NO LETTER OF TRANSMITTAL OR OUTSTANDING NOTES SHOULD BE SENT TO THE COMPANY. HOLDERS MAY REQUEST THEIR RESPECTIVE BROKERS, DEALERS, COMMERCIAL BANKS, TRUST COMPANIES OR NOMINEES TO EFFECT THE ABOVE TRANSACTIONS FOR SUCH HOLDERS.

     Any beneficial owner whose Outstanding Notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should contact the registered Holder promptly and instruct such registered Holder to tender on such beneficial owner's behalf.

     Signatures on the Letter of Transmittal or a notice of withdrawal, as the case may be, must be guaranteed by an Eligible Institution (as defined below) unless the Outstanding Notes, tendered pursuant thereto are tendered (i) by a registered Holder who has not completed the box entitled "Special Delivery Instructions" on the Letter of Transmittal or (ii) for the account of an Eligible Institution. In the event that signatures on a Letter of Transmittal or a notice of withdrawal, as the case may be, are required to be guaranteed, such guarantee must be by a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States or an "eligible guarantor institution" within the meaning of Rule 17Ad-15 under the Exchange Act (an "Eligible Institution").

     If the Letter of Transmittal is signed by a person other than the registered Holder of any Outstanding Notes listed therein, such Outstanding Notes must be endorsed or accompanied by a properly completed bond power, signed by such registered Holder as such registered Holder's name appears on such Outstanding Notes with the signature thereon guaranteed by an Eligible Institution.

     If the Letter of Transmittal or any Outstanding Notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and unless waived by the Company, evidence satisfactory to the Company of their authority to so act must be submitted with the Letter of Transmittal.

     The Company understands that the Exchange Agent will make a request promptly after the date of this Prospectus to establish accounts with respect to the Exchange Notes at DTC (the "Book-Entry Transfer Facility") for the purpose of facilitating the Exchange Offer, and subject to the establishment thereof, any financial institution that is a participant in the Book-Entry Transfer Facility's system may make book-entry delivery of the Outstanding Notes by causing such Book-Entry Transfer Facility to transfer such Outstanding Notes into the Exchange Agent's account with respect to the Outstanding Notes in accordance with the Book-Entry Transfer Facility's procedures for such transfer. Although delivery of the Outstanding Notes may be effected through book-entry transfer into the Exchange Agent's account at the Book-Entry Transfer Facility, an appropriate Letter of Transmittal properly completed and duly executed with any required signature guarantee and all other required documents must in each case be transmitted to and received or confirmed by the Exchange Agent at its address set forth below on or prior to the Expiration Date, or, if the guaranteed delivery procedures described below are complied with, within the time period provided under such procedures; provided, however, that a participant in DTC's book-entry system may, in accordance with DTC's Automated Tender Offer Program procedures and in lieu of physical delivery to the Exchange Agent of a Letter of Transmittal, electronically acknowledge its receipt of, and agreement to be bound by, the terms of the Letter of Transmittal. Delivery of documents to the Book-Entry Transfer Facility does not constitute delivery to the Exchange Agent.

     All questions as to the validity, form, eligibility (including time of receipt), acceptance and withdrawal of tendered Outstanding Notes will be determined by the Company in its sole discretion, which determination will be final and binding. The Company reserves the absolute right to reject any and all Outstanding Notes not properly tendered or any Outstanding Notes the Company's acceptance of which would, in the opinion of counsel for the Company, be unlawful. The Company also reserves the right to waive any defects, irregularities or conditions of tender as to particular Outstanding Notes. The Company's interpretation of the terms and conditions of the Exchange Offer (including the instructions in the Letter of Transmittal) will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of Outstanding

Notes must be cured within such time as the Company shall determine. Although the Company intends to notify Holders of defects or irregularities with respect to tenders of Outstanding Notes, neither the Company, the Exchange Agent nor any other person shall incur any liability for failure to give such notification. Tenders of Outstanding Notes will not be deemed to have been made until such defects or irregularities have been cured or waived. Any Outstanding Notes received by the Exchange Agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned by the Exchange Agent to the tendering Holders, unless otherwise provided in the Letter of Transmittal, as soon as practicable following the Expiration Date.

GUARANTEED DELIVERY PROCEDURES

     Holders who wish to tender their Outstanding Notes and (i) whose Outstanding Notes are not immediately available, (ii) who cannot deliver their Outstanding Notes, the Letter of Transmittal or any other required documents to the Exchange Agent or (iii) who cannot complete the procedures for book-entry transfer, prior to the Expiration Date, may effect a tender if:

          (a) the tender is made through an Eligible Institution;

          (b) prior to the Expiration Date, the Exchange Agent receives from such Eligible Institution a properly completed and duly executed Notice of Guaranteed Delivery (by facsimile transmission, mail or hand delivery) setting forth the name and address of the Holder, the certificate number(s) of such Outstanding Notes and the principal amount of Outstanding Notes tendered, stating that the tender is being made thereby and guaranteeing that, within five Nasdaq Stock Market trading days after the Expiration Date, the Letter of Transmittal (or facsimile thereof), together with the certificate(s) representing the Outstanding Notes (or a confirmation of book-entry transfer of such Outstanding Notes into the Exchange Agent's account at the Book-Entry Transfer Facility) and any other documents required by the Letter of Transmittal, will be deposited by the Eligible Institution with the Exchange Agent; and

          (c) such properly completed and executed Letter of Transmittal (or facsimile thereof), as well as the certificate(s) representing all tendered Outstanding Notes in proper form for transfer (or a confirmation of book-entry transfer of such Outstanding Notes into the Exchange Agent's account at the Book-Entry Transfer Facility) and all other documents required by the Letter of Transmittal, are received by the Exchange Agent within five Nasdaq Stock Market trading days after the Expiration Date.

     Upon request to the Exchange Agent, a Notice of Guaranteed Delivery will be sent to Holders who wish to tender their Outstanding Notes according to the guaranteed delivery procedures set forth above.

WITHDRAWAL OF TENDERS

     Except as otherwise provided herein, tenders of Outstanding Notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the Expiration Date.

     To withdraw a tender of Outstanding Notes in the Exchange Offer, a written or facsimile transmission notice of withdrawal must be received by the Exchange Agent at its address set forth herein prior to 5:00 p.m., New York City time, on the Expiration Date. Any such notice of withdrawal must (i) specify the name of the person having deposited the Outstanding Notes to be withdrawn (the "Depositor"), (ii) identify the Outstanding Notes to be withdrawn (including the certificate number(s) and principal amount of such Outstanding Notes, or, in the case of Outstanding Notes transferred by book-entry transfer, the name and number of the account at the Book-Entry Transfer Facility to be credited), (iii) be signed by the Holder in the same manner as the original signature on the Letter of Transmittal by which such Outstanding Notes were tendered (including any required signature guarantees) or be accompanied by documents of transfer sufficient to have the Trustee with respect to the Outstanding Notes register the transfer of such Outstanding Notes into the name of the person withdrawing the tender, (iv) specify the name in which any such Outstanding Notes are to be registered, if different from that of the Depositor and (v) if applicable because the Outstanding Notes have been tendered pursuant to book-entry procedures, specify the name and number of the participant's account at DTC to be credited, if different from that of the Depositor. All questions as to the validity, form and eligibility (including time of receipt) of such notices will be determined by the Company, whose determination shall be final and binding on all parties. Any Outstanding Notes so withdrawn will be deemed not to have been validly tendered for purposes of the Exchange Offer and no Exchange Notes will be issued with respect thereto unless the Outstanding Notes so withdrawn are validly retendered. Any Outstanding Notes which have been tendered but which are not accepted for exchange, will be returned to the Holder thereof without cost to such Holder as soon as practicable after withdrawal, rejection of tender or termination of the Exchange Offer. Properly withdrawn Outstanding Notes may be retendered by following one of the procedures described above under "Procedures for Tendering" at any time prior to the Expiration Date.

EXCHANGE AGENT

     Norwest Bank Minnesota, N.A. has been appointed as Exchange Agent for the Exchange Offer. Questions and requests for assistance, requests for additional copies of this Prospectus or of the Letter of Transmittal and requests for Notice of Guaranteed Delivery should be directed to the Exchange Agent addressed as follows:

      By Registered or Certified Mail:                     By Overnight Courier:
        Norwest Bank Minnesota, N.A.                   Norwest Bank Minnesota, N.A.
         Corporate Trust Operations                     Corporate Trust Operations
                P.O. Box 1517                                 Norwest Center
         Minneapolis, MN 55480-1517                         Sixth and Marquette
                                                        Minneapolis, MN 55479-0113
                  By Hand:                                     By Facsimile:
        Norwest Bank Minnesota, N.A.                   Norwest Bank Minnesota, N.A.
         Corporate Trust Operations                     Corporate Trust Operations
         Northstar East, 12th Floor                           (612) 667-4927
               608 2nd Avenue                              Confirm by telephone:
            Minneapolis, MN 55402                             (612) 667-9764

FEES AND EXPENSES

     The expenses of soliciting tenders pursuant to the Exchange Offer will be borne by the Company. The principal solicitation is being made by mail; however, additional solicitation may be made by telegraph, telephone, facsimile or in person by officers and regular employees of the Company and its affiliates.

     The Company has not retained any dealer-manager in connection with the Exchange Offer and will not make any payments to brokers or others soliciting acceptances of the Exchange Offer. The Company, however, will pay the Exchange Agent reasonable and customary fees for its services and registration expenses, including fees and expenses of the Trustee, filing fees, blue sky fees and printing and distribution expenses.

     The Company will pay all transfer taxes, if any, applicable to the exchange of the Outstanding Notes pursuant to the Exchange Offer. If, however, certificates representing the Exchange Notes or the Outstanding Notes for the principal amounts not tendered or accepted for exchange are to be delivered to, or are to be issued in the name of, any person other than the person signing the Letter of Transmittal, or if a transfer tax is imposed for any reason other than the exchange of the Outstanding Notes pursuant to the Exchange Offer, then the amount of any such transfer taxes (whether imposed on the registered Holder or any other person) will be payable by the tendering Holder.

ACCOUNTING TREATMENT

     The Exchange Notes will be recorded at the same carrying value as the Outstanding Notes, which is face value, as reflected in the Company's accounting records on the date of exchange. Accordingly, no gain or loss for accounting purposes will be recognized. The expenses of the Exchange Offer will be amortized over the term of the Exchange Notes.

RESALE OF EXCHANGE NOTES

     Based on an interpretation by the staff of the Commission set forth in no-action letters issued to third parties, the Company believes that Exchange Notes issued pursuant to the Exchange Offer in exchange for Outstanding Notes may be offered for resale, resold and otherwise transferred by any holder of such Exchange Notes (other than any such holder which is an "affiliate" of the Company within the meaning of Rule 405 under the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that such Exchange Notes are acquired in the ordinary course of such holder's business and such holder does not intend to participate and has no arrangement or understanding with any person to participate in the distribution of such Exchange Notes. Any holder who tenders in the Exchange Offer with the intention to participate, or for the purpose of participating, in a distribution of the Exchange Notes may not rely on the position of the staff of the Commission enunciated in Exxon Capital Holdings Corporation (available May 13, 1988) or similar no-action letters, but rather must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction. In addition, any such resale transaction should be covered by an effective registration statement containing the selling security holders information required by Item 507 of Regulation S-K of the Securities Act. Each broker-dealer that receives Exchange Notes for its own account in exchange for Outstanding Notes, where such Outstanding Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. See "Plan of Distribution."

     By tendering in the Exchange Offer, each Holder will represent to the Company that, among other things, (i) any Exchange Notes to be received by it will be acquired in the ordinary course of its business, (ii) at the time of the commencement of the Exchange Offer it has no arrangement or understanding with any person to participate in the distribution (within the meaning of Securities
Act) of the Exchange Notes in violation of the Securities Act, (iii) it is not an "affiliate" (as defined in Rule 405 promulgated under the Securities Act) of the Company, (iv) if such Holder is not a broker-dealer, it is not engaged in, and does not intend to engage in, the distribution of Exchange Notes, and (v) if such Holder is a broker-dealer (a "Participating Broker-Dealer") that will receive Exchange Notes for its own account in exchange for Outstanding Notes that were acquired as a result of market-making or other trading activities, it will deliver a prospectus in connection with any resale of such Exchange Notes. Further, by tendering in the Exchange Offer, each Holder that may be deemed an "affiliate" (as defined under Rule 405 of the Securities Act) of the Company will represent to the Company that such Holder understands and acknowledges that the Exchange Notes may not be offered for resale, resold or otherwise transferred by that Holder without registration under the Securities Act or an exemption therefrom. The Company will agree to make available, during the period required by the Securities Act, a prospectus meeting the requirements of the Securities Act for use by Participating Broker-Dealers and other persons, if any, with similar prospectus delivery requirements for use in connection with any resale of Exchange Notes.

     As set forth above, affiliates of the Company are not entitled to rely on the foregoing interpretations of the staff of the Commission with respect to resales of the Exchange Notes without compliance with the registration and prospectus delivery requirements of the Securities Act.

SHELF REGISTRATION STATEMENT

     If the Company is not permitted to consummate the Exchange Offer because the Exchange Offer is not permitted by any applicable law or applicable interpretation of the Commission or the staff of the Commission, the Company has agreed to file with the Commission and use its best efforts to have declared effective and keep continuously effective for up to three years a registration statement that would allow resales of Outstanding Notes owned by such holders.

OTHER

     Participation in the Exchange Offer is voluntary and holders should carefully consider whether to accept. Holders of the Outstanding Notes are urged to consult their financial and tax advisors in making their own decision on what action to take.

     The Company may in the future seek to acquire untendered Outstanding Notes in open market or privately negotiated transactions, through subsequent exchange offers or otherwise. The Company, however, has no present plans to acquire any Outstanding Notes that are not tendered in the Exchange Offer or to file a registration statement to permit resales of any untendered Outstanding Notes.

                    THE RECAPITALIZATION AND STOCK PURCHASE

     On November 12, 1997, the Company, FWT Acquisition and the Existing Shareholders entered into, and consummated the transactions set forth in, the Transaction Agreements. The Transaction Agreements contemplated, among other things, two primary transactions. The first transaction contemplated by the Transaction Agreements included (i) the incurrence by the Company of the Senior Credit Facility, (ii) the redemption by the Company from the Existing Shareholders of an aggregate of 235.86 shares of the Common Stock for aggregate consideration of approximately $83.6 million, including related consulting, legal and accounting costs of $1.2 million, (iii) the repayment of all the outstanding funded indebtedness of the Company in an aggregate amount of approximately $22.1 million, and (iv) the distribution of an immaterial amount of selected assets to certain Existing Shareholders. The redemption price per share is subject to an adjustment based upon the final determination of the Company's working capital as determined as of the closing date. The second transaction contemplated by the Transaction Agreements included the purchase by FWT Acquisition of an aggregate of 108.91 shares of the Common Stock from Existing Shareholders for aggregate consideration of approximately $36.0 million. As a result of the Transactions, FWT Acquisition holds approximately 80.0% of the issued and outstanding shares of the Common Stock, and the Roll-over Shareholders hold in the aggregate approximately 20.0% of the issued and outstanding shares of the Common Stock. For financial reporting purposes, the Recapitalization was accounted for as an acquisition of treasury stock.

     The borrowings under the Senior Credit Facility, cash from the Company of approximately $5.0 million, notes payable of approximately $2.5 million, and the distribution of selected assets, were used to consummate the Recapitalization. In order to repay the Senior Credit Facility, the Company issued $105.0 million in the aggregate principal amount of Outstanding Notes in the Initial Offering.

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company on a historical basis as of October 31, 1997 and on a pro forma basis after giving effect to the Transactions and the Initial Offering as if they had occurred on October 31, 1997. This table should be read in conjunction with the "Selected Historical Financial Data" and "Unaudited Pro Forma Financial Statements" included elsewhere in this Prospectus.

                                                                 OCTOBER 31, 1997
                                                              ----------------------
                                                               ACTUAL     PRO FORMA
                                                              --------    ----------
                                                              (DOLLARS IN THOUSANDS)
                                                                   (UNAUDITED)
Notes payable...............................................  $20,468(1)   $  2,494(3)
Long-term debt (including current maturities):
  Revolving Credit Facility(2)..............................       --            --
  Senior Subordinated Notes.................................       --       105,000
  Other long-term debt......................................    1,598            --
                                                              -------      --------
          Total notes payable and long-term debt............   22,066       107,494
                                                              -------      --------
Shareholders' equity (deficit):
  Common stock..............................................        4             4
  Treasury stock, at cost, 235.86 shares....................       --       (83,602)(4)
  Additional paid-in capital................................        1        29,613(5)
  Retained earnings.........................................    9,612        (2,380)
                                                              -------      --------
          Total shareholders' equity (deficit)..............    9,617       (56,365)
                                                              -------      --------
          Total capitalization..............................  $31,683      $ 51,129
                                                              =======      ========

---------------
(1) Notes payable consist of amounts owing under three notes payable to Bank One Texas, N.A. in the original aggregate principal amount of $22.8 million and one note payable to NationsBank of Texas, N.A. in the original principal amount equal to $0.7 million.

(2) The Revolving Credit Facility will have no more than $25.0 million available on a revolving basis. As of October 31, 1997, approximately $11.4 million would have been available under the Revolving Credit Facility. See "Description of the Revolving Credit Facility."

(3) Notes payable issued to certain Existing Shareholders in connection with the redemption.

(4) Amount represents the aggregate redemption price paid to the Existing Shareholders, including related consulting, legal and accounting costs of $1.2 million, in connection with the Recapitalization.

(5) Represents the recording of a $40.0 million deferred tax asset net of a $20.0 million valuation allowance in connection with the Stock Purchase. The parties to the Transaction Agreements elected jointly to treat the Transactions as an asset acquisition under Section 338(h)(10) of the Internal Revenue Code of 1986, as amended. As a result, a deferred tax asset has been recorded related to future tax deductions for the net excess of the tax bases of the assets and liabilities over the financial statement carrying amounts with a corresponding credit to additional paid-in capital. The Company anticipates future taxable income after debt service sufficient to realize the net deferred tax asset. In addition, the amount includes an adjustment to reclassify undistributed Subchapter S corporation earnings to additional paid-in capital.

                    UNAUDITED PRO FORMA FINANCIAL STATEMENTS

     The following unaudited pro forma financial statements (the "Pro Forma Financial Statements") of the Company are based on the audited and unaudited financial statements of the Company included elsewhere in this Prospectus, as adjusted to illustrate the estimated effects of the Transactions, which are described in more detail below, the changing of the Company's federal tax status from a Subchapter S corporation to a Subchapter C corporation and the Initial Offering.

     Two transactions were consummated in November 1997, the Recapitalization and the Stock Purchase. The first transaction, the Recapitalization, included
(i) the incurrence by the Company of the Senior Credit Facility, (ii) the redemption by the Company from the Existing Shareholders of an aggregate of
235.86 shares of the Common Stock, (iii) the issuance of notes payable to certain Existing Shareholders in connection with the redemption, (iv) the distribution of selected assets to certain Existing Shareholders, and (v) the repayment of certain notes payable and all outstanding long term debt of the Company. The second transaction, the Stock Purchase, included the purchase by FWT Acquisition of an aggregate of 108.91 shares of the Common Stock from Existing Shareholders. As a result of the Transactions, FWT Acquisition holds approximately 80.0% of the issued and outstanding shares of Common Stock.

     The Pro Forma Financial Statements of the Company have been prepared to give effect to the Transactions, the changing of the Company's federal tax status from a Subchapter S corporation to a Subchapter C corporation and the Initial Offering (and the application of the net proceeds therefrom) as though such transactions had occurred as of October 31, 1997, for the balance sheet data, and as of May 1, 1996, for the results of operations data. The pro forma adjustments are based upon available information and certain assumptions that the Company believes are reasonable. The Pro Forma Financial Statements should be read in conjunction with the historical financial statements of the Company included elsewhere herein.

     The Pro Forma Financial Statements do not purport to be indicative of what the Company's financial position or results of operations would have been had the Transactions, the changing of the Company's federal tax status from a Subchapter S corporation to a Subchapter C corporation and the Initial Offering been completed as of the assumed dates and for the periods presented or that may be obtained in the future.

                                   FWT, INC.

                    UNAUDITED PRO FORMA STATEMENT OF INCOME
                       FOR THE YEAR ENDED APRIL 30, 1997
                                 (IN THOUSANDS)

                                                                THE COMPANY
                                             PRO FORMA               AS            PRO FORMA
                                          ADJUSTMENTS FOR       ADJUSTED FOR      ADJUSTMENTS
                                          THE TRANSACTIONS    THE TRANSACTIONS      FOR THE
                                 THE       AND CHANGE IN       AND CHANGE IN        INITIAL
                               COMPANY       TAX STATUS          TAX STATUS        OFFERING       TOTAL
                               -------    ----------------    ----------------    -----------    -------
Sales........................  $71,188        $     --            $ 71,188         $     --      $71,188
Cost of sales................   49,249              --              49,249               --       49,249
                               -------        --------            --------         --------      -------
  Gross profit...............   21,939              --              21,939               --       21,939
Selling, administrative and
  general expenses...........    8,353          (1,300)(1)           7,053              250(2)     7,303
                               -------        --------            --------         --------      -------
  Operating income...........   13,586           1,300              14,886             (250)      14,636
Interest income..............      272              --                 272               --          272
Interest expense.............      (75)        (11,813)(4)         (11,983)         (10,369)(5)  (11,103)
                                                  (170)(14)                            (564)(3)
                                                    75(6)                            11,813(7)
Other income.................      571            (446)(8)             125               --          125
                               -------        --------            --------         --------      -------
  Income before income tax
     provision...............   14,354         (11,054)              3,300              630        3,930
Income tax provision.........      316             938(9)            1,254              239(9)     1,493
                               -------        --------            --------         --------      -------
  Net income.................  $14,038        $(11,992)           $  2,046         $    391      $ 2,437
                               =======        ========            ========         ========      =======

    The accompanying notes are an integral part of this unaudited pro forma financial statement.

                                   FWT, INC.

                    UNAUDITED PRO FORMA STATEMENT OF INCOME
                  FOR SIX MONTH PERIOD ENDED OCTOBER 31, 1997
                                 (IN THOUSANDS)

                                                                   THE COMPANY
                                                 PRO FORMA              AS
                                              ADJUSTMENTS FOR      ADJUSTED FOR        PRO FORMA
                                              THE TRANSACTIONS   THE TRANSACTIONS     ADJUSTMENTS
                                      THE      AND CHANGE IN      AND CHANGE IN         FOR THE
                                    COMPANY      TAX STATUS         TAX STATUS      INITIAL OFFERING    TOTAL
                                    -------   ----------------   ----------------   ----------------   -------
Sales.............................  $37,350       $    --            $37,350            $    --        $37,350
Cost of sales.....................   26,652            --             26,652                 --         26,652
                                    -------       -------            -------            -------        -------
          Gross profit............   10,698            --             10,698                 --         10,698
Selling administrative and general
  expenses........................    5,389            --              5,389                125(2)       5,514
                                    -------       -------            -------            -------        -------
          Operating income........    5,309            --              5,309               (125)         5,184
Interest income...................      246            --                246                 --            246
Interest expense..................     (403)       (5,906)(4)         (5,991)            (5,184)(5)     (5,551)
                                                      403(6)                               (282)(3)
                                                      (85)(14)                            5,906(7)
Other income......................      281            (4)(8)            277                 --            277
                                    -------       -------            -------            -------        -------
          Income before income
            taxes.................    5,433        (5,592)              (159)               315            156
Income tax provision..............      113          (173)(9)            (60)               119(9)          59
                                    -------       -------            -------            -------        -------
          Net income..............  $ 5,320       $(5,419)           $   (99)           $   196        $    97
                                    =======       =======            =======            =======        =======

    The accompanying notes are an integral part of this unaudited pro forma financial statement.

                                   FWT, INC.

                    UNAUDITED PRO FORMA STATEMENT OF INCOME
                  FOR SIX MONTH PERIOD ENDED OCTOBER 31, 1996
                                 (IN THOUSANDS)

                                                                      THE COMPANY
                                                    PRO FORMA              AS           PRO FORMA
                                                 ADJUSTMENTS FOR      ADJUSTED FOR     ADJUSTMENTS
                                                 THE TRANSACTIONS   THE TRANSACTIONS     FOR THE
                                         THE      AND CHANGE IN      AND CHANGE IN       INITIAL
                                       COMPANY      TAX STATUS         TAX STATUS       OFFERING        TOTAL
                                       -------   ----------------   ----------------   -----------     -------
Sales................................  $27,132       $    --            $27,132          $   --        $27,132
Cost of sales........................   18,771            --             18,771              --         18,771
                                       -------       -------            -------          ------        -------
     Gross profit....................    8,361            --              8,361              --          8,361
Selling, administrative and general
  expenses...........................    2,942            --              2,942             125(2)       3,067
                                       -------       -------            -------          ------        -------
     Operating income................    5,419            --              5,419            (125)         5,294
Interest income......................      116            --                116              --            116
Interest expense.....................      (14)       (5,906)(4)         (5,991)         (5,184)(5)     (5,551)
                                                          14(6)                            (282)(3)
                                                         (85)(14)                         5,906(7)
Other income.........................       41             4(8)              45              --             45
                                       -------       -------            -------          ------        -------
     Income (loss) before income
       taxes.........................    5,562        (5,973)              (411)            315            (96)
Income tax provision (benefit).......      125          (281)(9)           (156)            119(9)         (37)
                                       -------       -------            -------          ------        -------
     Net income (loss)...............  $ 5,437       $(5,692)           $  (255)         $  196        $   (59)
                                       =======       =======            =======          ======        =======

    The accompanying notes are an integral part of this unaudited pro forma financial statement.

                                   FWT, INC.

                       UNAUDITED PRO FORMA BALANCE SHEET
                             AS OF OCTOBER 31, 1997
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                                    THE COMPANY
                                                                 PRO FORMA               AS            PRO FORMA
                                                              ADJUSTMENTS FOR       ADJUSTED FOR      ADJUSTMENTS
                                                              THE TRANSACTIONS    THE TRANSACTIONS      FOR THE
                                                    THE        AND CHANGE IN       AND CHANGE IN        INITIAL
                                                  COMPANY        TAX STATUS          TAX STATUS        OFFERING         TOTAL
                                                  --------    ----------------    ----------------    -----------      --------
ASSETS
Current Assets:
  Cash and cash equivalents.....................  $10,284         $100,000(4)         $  4,971         $ 105,000(5)    $  4,332
                                                                    (2,380)(10)                           (5,639)(12)
                                                                   (80,358)(11)                         (100,000)(7)
                                                                   (22,066)(6)
                                                                      (509)(14)
  Accounts receivable, less allowance for
    doubtful accounts of $175...................    7,433               --               7,433                --          7,433
  Inventories...................................   11,427               --              11,427                --         11,427
  Prepaid expenses..............................    2,341               --               2,341                --          2,341
  Other assets..................................      857             (625)(11)            107                --            107
                                                                      (125)(11)
                                                  -------         --------            --------         ---------       --------
         Total current assets...................   32,342           (6,063)             26,279              (639)        25,640
                                                  -------         --------            --------         ---------       --------
Property, Plant, and Equipment:
  Land and land improvements....................      818               --                 818                --            818
  Buildings and building improvements...........    4,488               --               4,488                --          4,488
  Machinery and equipment.......................    6,079               --               6,079                --          6,079
                                                  -------         --------            --------         ---------       --------
                                                   11,385               --              11,385                --         11,385
  Less accumulated depreciation.................   (2,889)              --              (2,889)               --         (2,889)
                                                  -------         --------            --------         ---------       --------
         Net property, plant and equipment......    8,496               --               8,496                --          8,496
Other noncurrent assets.........................       --           20,000(13)          22,889             5,639(12)     26,148
                                                                     2,380(10)                            (2,380)(7)
                                                                       509(14)
                                                  -------         --------            --------         ---------       --------
         Total assets...........................  $40,838         $ 16,826            $ 57,664         $   2,620       $ 60,284
                                                  =======         ========            ========         =========       ========
LIABILITIES AND SHAREHOLDERS EQUITY
Current Liabilities:
  Current portion of long-term debt.............  $   188         $   (188)(6)        $     --         $      --       $     --
  Accounts payable..............................    5,184               --               5,184                --          5,184
  Accrued expenses and other liabilities........    3,971               --               3,971                --          3,971
  Notes payable.................................   20,468          (20,468)(6)           2,494                --          2,494
                                                                     2,494(11)
                                                  -------         --------            --------         ---------       --------
         Total current liabilities..............   29,811          (18,162)             11,649                --         11,649
                                                  -------         --------            --------         ---------       --------
Long-term debt, less current portion............    1,410          100,000(4)          100,000           105,000(5)     105,000
                                                       --           (1,410)(6)              --          (100,000)(7)         --
                                                  -------         --------            --------         ---------       --------
         Total liabilities......................   31,221           80,428             111,649             5,000        116,649
                                                  -------         --------            --------         ---------       --------
Commitments and Contingencies
Shareholders' Equity:
  Common stock, $10 par value; 1,000 shares
    authorized; 372 shares issued...............        4               --                   4                --              4
  Treasury stock, at cost, 235.86 shares........       --          (83,602)(11)        (83,602)               --        (83,602)
  Additional paid-in capital....................        1           20,000(13)          29,613                --         29,613
                                                                     9,612(9)
  Retained earnings.............................    9,612           (9,612)(9)              --            (2,380)(7)     (2,380)
                                                  -------         --------            --------         ---------       --------
         Total shareholders' equity (deficit)...    9,617          (63,602)            (53,985)           (2,380)       (56,365)
                                                  -------         --------            --------         ---------       --------
  Total liabilities and shareholders' equity....  $40,838         $ 16,826            $ 57,664         $   2,620       $ 60,284
                                                  =======         ========            ========         =========       ========

    The accompanying notes are an integral part of this unaudited pro forma financial statement.

                                   FWT, INC.

             NOTES TO THE UNAUDITED PRO FORMA FINANCIAL STATEMENTS

 (1) Represents the reversal of a $1.3 million bonus paid in Fiscal Year 1997 to certain Existing Shareholders of the Company, who transferred 100.0% of their Common Stock in connection with the Transactions and whose employment by the Company is not continuing.

 (2) Represents an annual financial advisory fee of $0.25 million owed to Baker Capital, an affiliate of FWT Acquisition, under the terms of the Financial Advisory Agreement between the Company and Baker Capital. In addition, Baker Capital can earn an additional fee of $0.25 million if the Company achieves established EBITDA targets. No pro forma adjustment has been reflected related to these additional fees as the Company's EBITDA on a pro forma basis was below the established target.

 (3) Represents recurring amortization of the deferred financing costs associated with the Initial Offering over the life of the Notes.

 (4) Represents the Senior Credit Facility and the related interest expense at a rate of the greater of the 3 month LIBOR plus 6.0% and the ten-year treasury rate plus 5.0% (subject to certain adjustments) and matures on November 12, 2003.

 (5) Represents the Notes and the related interest expense at a rate of 9.875%. A one-half percent change in the interest rate of the Note would increase or decrease interest expense by $0.525 million annually.

 (6) Represents the $22.1 million repayment of all outstanding notes payable, of which $20.0 million has been outstanding since July 23, 1997, and long term debt of the Company and the related reduction of interest expense.

 (7) Represents the repayment of the Senior Credit Facility with the proceeds from the Initial Offering, the related reduction of interest expense and for balance sheet purposes, the write-off of all deferred financing costs associated with the Senior Credit Facility.

 (8) Represents the elimination of the income and expenses related primarily to farm assets distributed to certain Existing Shareholders in connection with the redemption discussed in Note 11.

 (9) Represents the provision for federal and state taxes assuming an effective tax rate of 38.0% in connection with the Company changing its federal tax status from a Subchapter S corporation to a Subchapter C corporation and the tax effect of the pro forma adjustments. For balance sheet purposes, an adjustment has been made to reclassify undistributed Subchapter S corporation earnings to additional paid-in capital.

(10) Represents the capitalization of $2.4 million deferred financing costs associated with the Senior Credit Facility. The deferred financing costs associated with the Senior Credit Facility will be fully expensed at the time of the Initial Offering. Therefore, the amortization of these costs have not been considered in the Pro Forma Statements of Income as it represents a non-recurring charge that will be included in the operations of the Company within the next 12 months.

(11) Represents the redemption of an aggregate of 235.86 shares of the Common Stock, at a total price of approximately $83.6 million including related consulting, legal and accounting costs of $1.2 million, by the Company from the Existing Shareholders. The total redemption price is detailed as follows:

Cash to sellers.............................................  $79.3
Notes payable to sellers....................................    2.5
Assets distributed to sellers...............................     .6
Consulting, legal and accounting costs......................    1.2
                                                              -----
                                                              $83.6
                                                              =====

      The Company has recorded the redemption as a purchase of treasury stock.

(12) Represents the capitalization of approximately $5.6 million of deferred financing costs associated with the Initial Offering, and includes a $1.0 million fee payable to Baker Capital in connection with the Initial Offering.

(13) Represents the recording of a $40.0 million deferred tax asset net of a $20 million valuation allowance in connection with the Stock Purchase. The parties to the Transaction Agreements elected jointly to treat the Transactions as an asset acquisition under Section 338(h)(10) of the Internal Revenue Code of 1986, as amended. As a result, a deferred tax asset has been recorded related to future tax deductions for the net excess of the tax bases of the assets and liabilities over the financial statement carrying amounts with a corresponding credit to additional paid-in capital. The Company anticipates future taxable income after debt service sufficient to realize the net deferred tax asset. Any future change in the valuation reserve will be reflected as a component of the Company's tax provision.

(14) Represents the capitalization of $.5 million of deferred financing costs associated with the Revolving Credit Facility and the related amortization of these costs over the life of the facility.

                       SELECTED HISTORICAL FINANCIAL DATA

     The selected historical income statement data for Fiscal Year 1995, Fiscal Year 1996 and Fiscal Year 1997 and the summary historical balance sheet data for Fiscal Year 1996 and Fiscal Year 1997 presented below were derived from the historical financial statements of the Company audited by Arthur Andersen LLP, independent public accountants, whose report appears elsewhere in this Prospectus. The summary historical financial data as of and for Fiscal Year 1993, Fiscal Year 1994 and the six month periods ended October 31, 1996 and 1997 were derived from the Company's unaudited financial statements which, in the opinion of management, reflect all adjustments (consisting of normal recurring adjustments) necessary for the fair presentation of the financial condition and results of operations as of and for such period. The information contained in this table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Financial Statements and accompanying notes thereto included elsewhere in this Prospectus.

                                                                                     SIX MONTH PERIOD
                                             FISCAL YEAR ENDED APRIL 30,             ENDED OCTOBER 31,
                                   -----------------------------------------------   -----------------
                                    1993      1994      1995      1996      1997      1996      1997
                                   -------   -------   -------   -------   -------   -------   -------
                                                         (DOLLARS IN THOUSANDS)
INCOME STATEMENT DATA:
  Sales..........................  $14,663   $20,233   $30,388   $42,701   $71,188   $27,132   $37,350
  Cost of sales..................   11,552    16,041    23,838    32,006    49,249    18,771    26,652
                                   -------   -------   -------   -------   -------   -------   -------
  Gross profit...................    3,111     4,192     6,550    10,695    21,939     8,361    10,698
  Selling, general and
     administrative..............    3,197     3,849     4,139     4,244     8,353     2,942     5,389
                                   -------   -------   -------   -------   -------   -------   -------
  Operating income...............      (86)      343     2,411     6,451    13,586     5,419     5,309
  Interest income (expense),
     net.........................       63        44        69       123       197       102      (157)
  Other income(1)................       17       (50)        3       512       571        41       281
                                   -------   -------   -------   -------   -------   -------   -------
  Income before income tax
     provision...................       (6)      337     2,483     7,086    14,354     5,562     5,433
  Income tax provision(2)........       --        --        53       162       316       125       113
                                   -------   -------   -------   -------   -------   -------   -------
  Net income(2)..................  $    (6)  $   337   $ 2,430   $ 6,924   $14,038   $ 5,437   $ 5,320
                                   =======   =======   =======   =======   =======   =======   =======
OTHER FINANCIAL DATA:
  EBITDA(3)......................  $   253   $   633   $ 2,827   $ 7,494   $14,937   $ 5,835   $ 6,248
  Depreciation...................      248       275       299       375       508       259       412
  Capital expenditures...........      449       988     1,324     1,198     4,341     1,086       664
  Cash flows provided by
     operating activities........      141       259     1,422     4,846     5,783     1,993     7,369
  Cash flows used in investing
     activities..................     (374)     (971)   (1,262)   (1,182)   (4,323)   (1,076)     (466)
  Cash flows provided by (used
     in) financing activities....  $   (13)  $   675   $  (300)  $(1,459)  $(1,025)  $   505   $(1,102)
  Ratio of earnings to fixed
     charges(4)..................       .4x    17.05x    56.18x   215.73x   192.39x   398.29x    14.48x
BALANCE SHEET DATA:
  Working capital................  $ 3,443   $ 3,660   $ 5,278   $ 9,815   $18,509   $14,370   $ 2,531
  Total assets...................    6,929     8,716    11,854    19,489    40,203    27,523    40,838
  Long term debt, less current
     maturities..................       --       575       475       375     1,512       325     1,410
  Shareholders' equity...........  $ 5,845   $ 6,182   $ 8,412   $13,977   $25,297   $19,414   $ 9,617

                                         (Footnotes continued on following page)

---------------
(1) Other income consists primarily of income related to farm operations and the disposition of farm assets. These assets have been distributed in connection with the Transactions.

(2) The historical financial statements do not include a provision for federal taxes as the Company has elected to be taxed as a Subchapter S corporation. A provision for federal taxes has been reflected in the pro forma information to reflect the change in tax status of the Company from a Subchapter S corporation to a Subchapter C corporation. The following table presents historical net income on a pro forma basis adjusted for a federal tax provision (benefit).

                                                               SIX MONTH PERIOD
                 FISCAL YEAR ENDED APRIL 30,                  ENDED OCTOBER 31,
      --------------------------------------------------      -----------------
      1993      1994       1995        1996        1997        1996        1997
      ----      ----       ----        ----        ----        ----        ----
                                (DOLLARS IN THOUSANDS)
      $(4)      $222      $1,604      $4,570      $9,265      $3,588      $3,511

(3) EBITDA consists of net income before interest expense, taxes, depreciation and amortization. EBITDA is included because it is widely used as a measure of a company's operating performance, but should not be construed as an alternative either (i) to net income (determined in accordance with generally accepted accounting principles) as a measure of profitability or
    (ii) to cash flows from operating activities (determined in accordance with generally accepted accounting principles). EBITDA does not take into account the Company's debt service requirements and other commitments and, accordingly, is not necessarily indicative of amounts that may be available for discretionary use. In addition, as EBITDA may not be calculated in the same manner by all companies and analysts, the EBITDA measures presented may not be comparable to other similarly titled measures of other companies.

(4) The ratio of earnings to fixed charges on a pro forma basis is 1.35x for the fiscal year ended April 30, 1997, and 1.03x and .98x for the six month periods ended October 31, 1997 and 1996, respectively.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

     The following is a discussion of the financial condition and results of operations of the Company as of and for Fiscal Year 1995, Fiscal Year 1996 and Fiscal Year 1997 and for the six month periods ended October 31, 1996 and October 31, 1997. The discussion should be read in conjunction with the Financial Statements of the Company and the notes thereto included elsewhere in this Prospectus. This Prospectus contains, in addition to historical information, forward-looking statements that include risks and uncertainties. The Company's actual results may differ materially from those anticipated in these forward-looking statements.

OVERVIEW

     The Company is a recognized name in the design, manufacture and marketing of communications infrastructure products, including monopoles, towers, Cell-Sites-on-Wheels ("COWS"), shelters and PowerMount(TM), used primarily in the construction of wireless communications networks. The Company's product line is used by customers in the cellular, PCS, enhanced ESMR, paging, radio and television broadcasting and microwave industries. The Company's customers include many of the larger domestic communications service providers, such as AT&T Wireless, MCI, Nextel and Sprint Spectrum.

     The following table summarizes FWT's historical sales by product line.

                                                 FISCAL YEAR ENDED               SIX MONTH PERIOD ENDED
                                        -----------------------------------    --------------------------
                                        APRIL 30,    APRIL 30,    APRIL 30,    OCTOBER 31,    OCTOBER 31,
                                          1995         1996         1997          1996           1997
                                        ---------    ---------    ---------    -----------    -----------
                                                                ($ IN THOUSANDS)
Towers................................   $20,429      $17,862      $25,092       $10,114        $16,758
Monopoles.............................     2,377        5,852       28,080         8,982         10,255
Other(1)..............................     7,582       18,987       18,016         8,036         10,337
                                         -------      -------      -------       -------        -------
          Total Sales.................   $30,388      $42,701      $71,188       $27,132        $37,350
                                         =======      =======      =======       =======        =======

---------------

(1) Includes Shelters, COWS, PowerMount(TM), Generators, Freight and Engineering Services.

     The Company's sales have grown from $14.7 million in Fiscal Year 1993 to $71.2 million in Fiscal Year 1997, representing a CAGR of 48.4%. This growth has been driven by external and internal factors. The primary external factor is the growth of wireless communications networks in the U.S., which in turn has fueled demand for the Company's products. In order to capitalize on this growth, the Company has made a variety of strategic internal changes, including (i) introducing a direct sales force; (ii) developing strategic relationships with key suppliers; (iii) investing in automation; and (iv) increasing investment in customer service. These internal and external trends are expected to continue to benefit the Company in the future.

     The Company's operations are characterized by a high degree of automation in the design process and strategic outsourcing of non-core functions. Management believes that these initiatives have led to decreases in purchasing and manufacturing costs as a percentage of revenue and have limited investment in plant and working capital.

     The Company's principal raw materials are steel and zinc. Because price increases in materials affect all competitors equally and because most contracts have provisions for materials price increases, any increases in the cost of goods sold resulting from raw material price increases have historically been passed along to the customer. Furthermore, the Company's outsourcing contracts have reduced its inventory risk by supplying a number of components on a just-in-time basis.

RESULTS OF OPERATIONS

     The following table sets forth, for the periods indicated, the percentage relationship of each statement of income item to total sales and selected cash flow data. The information for the six month periods is unaudited, but includes all adjustments which management considers necessary for a fair presentation thereof. The results of operations are not necessarily indicative of results for any future period. The following data should be read in conjunction with the Financial Statements and notes thereto included elsewhere in this Prospectus.

                                                 FISCAL YEAR ENDED               SIX MONTH PERIOD ENDED
                                        -----------------------------------    --------------------------
                                        APRIL 30,    APRIL 30,    APRIL 30,    OCTOBER 31,    OCTOBER 31,
                                          1995         1996         1997          1996           1997
                                        ---------    ---------    ---------    -----------    -----------
STATEMENT OF INCOME DATA:
Sales.................................     100.0%       100.0%       100.0%        100.0%         100.0%
Cost of Sales.........................      78.4         75.0         69.2          69.2           71.4
                                         -------      -------      -------       -------        -------
Gross Profit..........................      21.6         25.0         30.8          30.8           28.6
Selling, General and Administrative...      13.6         10.0         11.7          10.8           14.4
                                         -------      -------      -------       -------        -------
Operating Income......................       8.0         15.0         19.1          20.0           14.2
                                         -------      -------      -------       -------        -------
Earnings before State Taxes...........       8.2         16.6         20.2          20.5           14.5
Provision for State Taxes(1)..........       0.2          0.4          0.4           0.5            0.3
                                         -------      -------      -------       -------        -------
Net Income............................       8.0%        16.2%        19.7%         20.0%          14.2%
Other Data:
EBITDA................................       9.3%        17.6%        21.0%         21.5%          16.7%

OTHER FINANCIAL DATA:                                           ($ IN THOUSANDS)
Cash flows provided by operating
  activities..........................   $ 1,422      $ 4,846      $ 5,783       $ 1,933        $ 7,369
Cash flows used in investing
  activities..........................    (1,262)      (1,182)      (4,323)       (1,076)          (466)
Cash flows provided by (used in)
  financing activities................   $  (300)     $(1,459)     $(1,025)      $   505        $(1,102)

---------------
(1) As an S corporation, the Company historically has not incurred federal income taxes. Earnings for federal tax purposes have been taxed to the individual owners as they are earned.

SIX MONTH PERIOD ENDED OCTOBER 31, 1997 COMPARED TO SIX-MONTH PERIOD ENDED OCTOBER 31, 1996


     Sales. Sales increased by $10.2 million to $37.4 million, an increase of 37.7%. The increase in sales was driven primarily by a $1.3 million or 14.2% increase in sales of monopoles and a $6.6 million or 65.7% increase in sales of towers. The Company's percentage increase in sales for the six-month period of 37.7% is below the Company's CAGR from 1993 to 1997 of 48.4%. The Company's quarterly results fluctuate due to, among other reasons, the timing of shipments to customers. The Company's revenue recognition policy recognizes revenue when the earnings process is complete, which is generally at the time of product shipment. In circumstances where shipments are delayed at the request of a customer, revenue is recognized upon completion of the product and payment by the customer. Management believes that payment represents acknowledgment by the customer that all contractual terms are binding, the product has been manufactured according to customer specifications and engineering design, the product is available for delivery according to the schedule fixed by the customer, and the Company is not responsible for delivery or installation. As a result, the Company believes that the risk of ownership has passed and the earnings process is complete. The Company maintains "care and custody" insurance coverage on these products even though not contractually required to do so by its customer base. The Company typically holds orders for which it has received payment 100 days or less before shipment and these orders have historically represented less than 10% of sales. For the six-month period ended October 31, 1997, completed orders not yet shipped and recognized as revenue increased $4.6 million over the comparable period ended October 31, 1996. During the six-month period ended October 31, 1997, the Company experienced an increase in manufacturing activities to bring orders to completion, however, the timing of shipments, which is largely outside the control of the Company, did not occur on several completed orders due to the customer sites not being ready for delivery.


     Cost of Sales. Cost of sales for the six month period ended October 31, 1997 increased $7.9 million to $26.7 million. Cost of sales as a percentage of revenue increased to 71.4% as compared to 69.2% for the comparable period in 1996. The Company attributes the increase in cost of sales for the period to inefficiencies, primarily resulting from the transition of previously out-sourced monopole production to in-house production. The Company believes this transition to in-house production will reduce its material handling cost in future periods and provide better control over the production scheduling of these tasks. In addition, the Company experienced pricing pressure during the period due to increased competition in the market. The Company believes this pricing pressure may continue in some markets and could have some deteriorating effect on margins in future periods until full-capacity levels in the manufacturing of monopoles and towers is reached.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses for the six month period ended October 31, 1997 increased by $2.5 million to $5.4 million. As a percentage of sales, selling, general and administrative expenses increased to 14.4% as compared to 10.8% for the comparable period in 1996. For the six month period ended on both October 31, 1997 and 1996, selling expenses were 21%, and general and administrative expenses were 79% of total selling, general and administrative expense. Cost of personnel for the six month period ended October 31, was $3.9 million in 1997 and $1.9 million in 1996. All other selling, general and administrative expenses, including information systems support, was $1.5 million in 1997 and $1.0 in 1996 for the six month period ended October 31. The increase reflects the investment made by the Company to build the in-house direct sales force, to enhance manufacturing information systems, and increase administrative personnel. The Company believes the investment will enable it to gain market share, improve customer service and response, and more closely monitor production costs with better information reporting systems.

     The Company also recognized charges of $.6 million that related to incentive based bonus arrangements paid to certain members of management for the six-month period, as compared to $0 for the same period in 1996.

FISCAL YEAR ENDED APRIL 30, 1997 COMPARED TO FISCAL YEAR ENDED APRIL 30, 1996

     Sales. Sales increased by $28.5 million to $71.2 million, an increase of 66.7%. The increase in sales was fueled by an increase in demand for PCS and cellular cell sites among several of the Company's key customers. The addition of a direct sales force resulted in increased sales to key customers.

     Cost of Sales. Cost of sales increased by $17.2 million to $49.2 million. Cost of sales as a percentage of revenue decreased from 75.0% in 1996 to 69.2% in 1997 because of price increases of the Company's products combined with purchasing economies of scale and volume-based manufacturing efficiencies.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses increased by $4.1 million to $8.4 million. As a percentage of sales, this represents an increase from 10.0% in 1996 to 11.7% in 1997. For the period ended April 30, 1997, selling expenses represented 21% and general and administrative expenses represented 79% of total selling, general and administrative expenses compared to 18% and 82% for the respective expense categories in 1996. During this period, the Company significantly expanded its direct sales force and increased its engineering and project management staff and as a result, cost of personnel was $5.6 million in 1997 compared to $2.4 million in 1996. Additionally, bonuses in the amount of $1.3 million were paid to certain Existing Shareholders in 1997 and are included in the cost of personnel. All other selling, general and administrative expenses, including information systems support, was $2.8 million in 1997 and $1.7 million in 1996.

FISCAL YEAR ENDED APRIL 30, 1996 COMPARED TO FISCAL YEAR ENDED APRIL 30, 1995

     Sales. Sales increased by $12.3 million to $42.7 million, an increase of 40.5%. The sales increase was fueled by an increase in demand for cellular and ESMR cell sites.

     Cost of Sales. Cost of sales increased by $8.2 million to $32.0 million. Cost of sales as a percentage of revenue decreased from 78.4% in 1995 to 75.0% in 1996, due to purchasing economies of scale resulting from volume-based contracts.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses remained relatively constant at $4.2 million compared to $4.1 million in 1995. As a percentage of sales, however, this represented a decrease from 13.6% to 10.0% as the Company leveraged off its master contracts and increased volume without increasing its sales force. For the period ended April 30, 1996, selling expenses were 18% and general and administrative expenses were 82% of total selling, general and administrative expenses compared to 13% and 87%, respectively, for 1995. Cost of personnel was $2.4 million for 1996 compared to $3.0 million in 1995. In addition, the Company decreased its expenditures on advertising and trade shows in anticipation of a shift in the Company's focus to direct sales.

SEASONALITY AND QUARTERLY RESULTS OF OPERATIONS

     The Company has experienced and expects to continue to experience significant fluctuations in its quarterly results. Management believes this quarterly fluctuation is due to the capital budgeting cycle of many of its customers who often purchase a disproportionately higher share of the Company's products at the end of such customer's fiscal year to reach their annual cell site development goals. This typically falls in the fourth and first quarters of the calendar year, which approximately corresponds to the third and fourth quarters of FWT's Fiscal Year. In addition, the zoning approval process adds an element of unpredictability to the Company's results of operations.

LIQUIDITY AND CAPITAL RESOURCES

     Historically, the Company has financed its operations through internally generated funds and existing cash reserves. Other than the Distribution, the Company has not historically distributed its earnings. The Company produced net cash flow of $5.8 million for the six month period ended October 31, 1997 and $1.4 million for the comparable period ended October 31, 1996. The net cash flow for the six month period ended October 31, 1997 includes $7.4 million in cash provided by operations and $0.5 million in cash used for investing activities. The net cash used in financing activities for the six month period ended October 31, 1997 was $1.1 million. The $1.1 million primarily reflects the net of $20 million in borrowings used to finance a $21 million distribution to T.W. Moore and Betty Moore. The loan was repaid in November 1997 in connection with the Recapitalization.

     The Company produced net cash flow of $.4 million for the year ended April 30, 1997, and $2.2 million for the year ended April 30, 1996. The net cash flow for the year ended April 30, 1997, includes $5.8 million in cash from operations, which was partially offset by a use of $4.3 million in investing activities and a use of $1.0 million in financing activities. Included in the $5.8 million in cash from operations is an increase of $7.4 million in inventories. The increase in inventories primarily relates to the significant growth in the business. In addition, this increase was a result of completed orders not yet shipped and recognized as revenue under the terms of the Company's revenue recognition policy. Historically, inventory obsolescence has not been a significant cost. Management periodically reviews inventory throughout the year to determine that its carrying value of inventory is valued at the lower of cost or market.

     The net cash flow for the year ended April 30, 1996, includes $4.8 million in cash from operations and the use of $1.2 million and $1.5 million in cash related to investing and financing activities, respectively. The Company produced net cash flow of $(.1) for the year ended April 30, 1995, which consisted of $1.4 million in cash from operations and the use of $1.3 million and $.3 million in cash related to investing and financing activities, respectively.

     The Company determines its short term liquidity needs based upon its needs over the next twelve months, and its long term liquidity needs based upon its needs over periods in excess of twelve months. In connection with the Transactions, the Company incurred indebtedness of $100.0 million under the Senior Credit Facility and $2.5 million in notes payable to certain Existing Shareholders. The Company has used substantially all of the net proceeds from the Initial Offering to repay the Senior Credit Facility. The Company will be required to repay the notes payable within the next twelve months, which could affect short-term liquidity. In addition to the Notes, the Company entered into the Revolving Credit Facility which, subject to borrowing base limitations and the satisfaction of customary borrowing conditions, allows the Company to borrow up to $25.0 million. As a result of the Transactions, the Company's principal sources of short term and long term liquidity are cash flow generated from operations and borrowings under the Revolving Credit Facility. The Company's principal uses of liquidity are to meet debt service requirements, finance the Company's capital expenditures and provide for working capital needs. As of October 31, 1997, the Company would have had approximately $11.4 million of availability under the Revolving Credit Facility. The Revolving Credit Facility requires the Company to maintain, on the basis of the latest twelve months of operations: (A) a ratio of consolidated EBITDA to consolidated interest expense of no less than (i) 1.10:1 until October 30, 1998; (ii) 1.60:1 from November 1, 1998 until October 30, 1999; (iii) 1.80:1 from November 1, 1999 until October 30, 2000 and (iv) 1.90:1 from November 1, 2000 until October 30, 2001; (B) a ratio of consolidated total debt to consolidated EBITDA of no more than (i) 10.85:1 until October 30, 1998; (ii) 6.25:1 from November 1, 1998 until October 30, 1999; (iii) 5.75:1 from November 1, 1999 until October 30, 2000 and (iv) 5.25:1 from November 1, 2000; until October 30, 2001; and (C) a minimum consolidated EBITDA of (i) $10,000,000 until October 30, 1998; (ii) $18,200,000 from November 1, 1998 until October 30, 1999; (iii) $19,800,000 from November 1, 1999 until October 30, 2000; and (iv) $20,200,000 from November 1, 2000 until October 30, 2001. The Revolving Credit Facility also limits the Company to the following maximum amount of consolidated capital expenditures: (i) $9,500,000 until October 30, 1998 and (ii) $4,800,000 for the periods November 1, 1998 to October 30, 1999, November 1, 1998 to October 30, 1999, November 1, 1999 to October 30, 2000 and November 1, 2000 to October 30, 2001, provided that any amount specified above for any period can be increased by 50% of the excess, if any, of the amount permitted for the preceding period over the actual amount of consolidated capital expenditures for such previous period. Also, the Revolving Credit Facility limits the indebtedness that the Company may incur. The permitted indebtedness includes, but is not limited to (i) indebtedness incurred under the Indenture and the Transactions, (ii) indebtedness incurred under the Revolving Credit Facility, (iii) indebtedness incurred with respect to contingent obligations in respect of customary indemnification and purchase price adjustment obligations incurred in connection with sales of assets; and
(iv) indebtedness incurred in connection with capital leases or purchase money indebtedness, as long as such indebtedness does not exceed $100,000. The Company is presently in compliance with all financial ratio requirements and similar limitations set forth in the Revolving Credit Facility.

     The Company has a capital expenditure budget of approximately $4.5 million for calendar year 1998, of which an estimated $3.1 million is expected to be spent in Fiscal Year 1998. The Company has budgeted $1.9 million for enhancements to production capacity and $1.8 million for manufacturing equipment and additions to manufacturing buildings. Of the $3.7 million budgeted for these items, the Company expects to spend $2.7 million in Fiscal Year 1998. The additional capital expenditures in Fiscal Year 1998 are to be spent on site development and miscellaneous office equipment. Moreover, the Company has leased additional office space in Arlington, Texas for its administrative staff. The Company plans to sell the property it owns in Ft. Worth, Texas and to consolidate the manufacturing operations at that location into the operations at the site in Kennedale, Texas. The Company expects the occupation of the office space and the consolidation of manufacturing operations to occur in the fourth quarter of Fiscal Year 1998. The Company expects annual capital expenditures on a going forward basis of approximately $3.0 million.

     The Company is currently in negotiations with several information systems providers in order to select new information systems. The Company's intent is to obtain the system as a "turn-key" transaction and to finance the transaction as a license agreement. The selected provider will be expected to provide a financing arrangement, which should allow a cash outflow over a three to four year period with a minimum initial capital outlay. The Company believes it will be able to find such a provider based upon the negotiations at this time. Management believes that the estimated cost of the system change, depending on the software selected, will be between $2.5 million and $3.0 million. The Company continues to make enhancements to its existing information system to assure that the Company's information systems continue to meet the Company's internal needs and the needs of its customers. However, the cost of those enhancements is not expected to be significant. The new information systems licensing arrangement will also address existing systems that will be adversely affected by the date change in the Year 2000.

     As the Company's business grows, its equipment and working capital requirements will also continue to increase. These funding requirements will be met through a combination of cash from operations and funds drawn under the Revolving Credit Facility. The Company believes that these sources will be sufficient to meet short-term liquidity needs and to finance working capital and capital expenditures for the next twelve months. There can be no assurance, however, that such resources will be sufficient to meet the Company's anticipated requirements or that the Company will not require additional debt or equity financing within this time frame.

INFLATION

     Certain of the Company's expenses, such as compensation benefits, raw materials and equipment repair and replacement, are subject to normal inflationary pressures. While the Company to date has been able to offset inflationary cost increases through increased operating efficiencies and price increases to its customers, there can be no assurance that the Company will be able to offset any future inflationary cost increases through these or similar means.

                              RECENT DEVELOPMENTS

     The Company expects to report total sales of $20.7 million for the quarter ended January 31, 1998 as compared to total sales of $22.2 million for the same period in 1997. The decrease in revenue for the three month period ended January 31, 1998 compared to the same period in 1997, is primarily attributed to a decrease in demand for monopoles and monopole products. The Company believes the decrease in demand for these products reflects the focus in the market on heavier structures, such as towers, which are used in co-location and corridor sites. In addition, the Company's customer base of primary telecommunication service providers has, in some instances, postponed the capital expenditure process for the construction of cell site locations due to the recent entry into the market of build-to-suit suppliers, who are also part of the Company's customer base. As a result of the entry of build-to-suit providers into the market, the Company believes the demand for the Company's products has been pushed to future periods. This information is unaudited and preliminary in nature and is subject to internal analysis and procedures necessary to finalize the Company's financial statements.

                                                               THREE MONTHS ENDED
                                                                  JANUARY 31,
                                                              --------------------
                                                               1998         1997
                                                              -------      -------
                                                                  (DOLLARS IN
                                                                   THOUSANDS)
Statement of Income
  Sales.....................................................  $20,691      $22,169
  Cost of sales.............................................   14,692       15,337
  Selling, general and administrative expenses..............    2,874        3,237
                                                              -------      -------
          Operating income..................................    3,125        3,595
  Interest expense(2).......................................   (2,601)         (30)
  Other income..............................................      170          154
                                                              -------      -------
          Income before provision for income taxes and
            extraordinary item..............................      694        3,719
  Provision for income taxes................................      255           99
                                                              -------      -------
          Income before extraordinary item..................      439        3,620
  Extraordinary item (net of taxes)(3)......................   (1,517)          --
                                                              -------      -------
          Net income........................................  $(1,078)     $ 3,620
                                                              =======      =======
Other Data:
  EBITDA(1).................................................  $ 3,560      $ 3,871
  Depreciation..............................................  $   265      $   122
  Ratio of earnings to fixed charges........................     1.27       124.97

---------------

(1) EBITDA consists of net income before interest expense, taxes, depreciation, amortization and extraordinary items. EBITDA is included because it is widely used as a measure of a company's operating performance, but should not be construed as an alternative either (i) to net income (determined in accordance with generally accepted accounting principles) as a measure of profitability or (ii) to cash flows from operating activities (determined in accordance with generally accepted accounting principles). EBITDA does not take into account the Company's debt service requirements and other commitments and, accordingly, is not necessarily indicative of amounts that may be available for discretionary use. In addition, as EBITDA may not be calculated in the same manner by all companies and analysts, the EBITDA measures presented may not be comparable to other similarly titled measures of other companies.

(2) Increase in expense relates to interest on the Outstanding Notes.

(3) Represents the write-off of all deferred financing costs associated with the Senior Credit Facility. The Senior Credit Facility was paid with the proceeds from the Initial Offering.

                                    BUSINESS

GENERAL

     The Company is a recognized name in the design, manufacture and marketing of wireless communications infrastructure products, including monopoles and towers. The Company's product line is used by customers in the cellular, PCS, ESMR, paging, radio and television broadcasting and microwave industries. The Company's customers include many of the larger wireless service providers, such as AT&T Wireless, MCI, Nextel and Sprint Spectrum. During Fiscal Year 1997, sales to AT&T Wireless accounted for approximately 25.0% of the Company's net revenues. Because all wireless service providers need infrastructure products, the Company believes it is well-positioned to capitalize on the continued growth of the wireless communications industry, regardless of which technologies or service providers dominate the industry in the future.

     The Company's sales have grown from $14.7 million in Fiscal Year 1993 to $71.2 million in Fiscal Year 1997, representing a CAGR of 48.4%. For the 12 months ended April 30, 1997, the Company generated pro forma sales of $71.2 million, and pro forma EBITDA of $15.5 million.

PRODUCTS

     The Company has grown from a small manufacturing shop into an industry leader with three manufacturing facilities that provide a broad array of infrastructure products for the telecommunications industry, including:

     Monopoles. Monopoles are tapered, sleeve-fit or round flange-fit antenna structures that serve as an alternative to towers, and are generally regarded as more aesthetically pleasing and easier to install than towers.

     Towers. Lattice towers are vertical structures most frequently used by wireless and broadcast service providers to support antennas. They can be self-supporting, typically three-legged structures, or supported by guy wires attached to anchors in the ground.

     COWS. COWS are mobile structures that combine an antenna support structure, power supply and radio equipment enclosure. COWS are used when temporary coverage is needed, often before a permanent site is built, for special high usage events or for disaster recovery.

     Shelters. Shelters are small, pre-fabricated buildings which are used to house the electronic equipment required at cell sites. Shelters generally range from 100 to 500 square feet and are typically made with an aluminum exterior.

     PowerMount(TM). The PowerMount(TM) is a patented product that allows a wireless service provider to install a fully sectored antenna array on an electrical utility support structure, thereby taking advantage of an existing site.

     The following chart displays sales of the Company by product category.

                                                       FISCAL YEAR ENDED ($ IN THOUSANDS)
                                               ---------------------------------------------------
          SALES BY PRODUCT CATEGORY            APRIL 30, 1995    APRIL 30, 1996    APRIL 30, 1997
          -------------------------            --------------    --------------    ---------------
Towers.......................................  $20,429   67.2%   $17,862   41.8%   $25,092    35.2%
Monopoles....................................    2,377    7.8%     5,852   13.7%    28,080    39.5
Other(1).....................................    7,582   25.0%    18,987   44.5%    18,016    25.3
                                               -------   ----    -------   ----    -------   -----
          Total Sales........................  $30,388    100%   $42,701    100%   $71,188   100.0%
                                               =======   ====    =======   ====    =======   =====

---------------
(1) Includes Shelters, COWS, PowerMount(TM), Generators, Freight and Engineering Services.

COMPETITIVE STRENGTHS

     The Company believes that its products and customer service distinguish it as one of the leading designers and manufacturers of telecommunications infrastructure products and that the Company's strong market position in its product segments and continued opportunities for growth and profitability are attributable to the following competitive strengths:

     - REPUTATION FOR CUSTOMER SERVICE AND ON-TIME DELIVERY. Management believes that one of FWT's greatest competitive advantages is its strong tradition of, and reputation for, customer service. The use of a direct sales force plays a significant role in customer service. In addition, over the past three years, the Company has invested in the implementation of a CAD/CAM system which allows the Company to respond efficiently to customers' requests and helps the Company to reduce delivery times. The majority of the Company's customers are wireless service providers that compete in an industry where time to market is critical. Because time to market is critical, if the Company does not continue to provide on-time delivery, the Company could lose customers. FWT believes it has a significant competitive advantage in meeting these customers' needs by reliably meeting their often aggressive time frames.

     - REPUTATION FOR HIGH QUALITY PRODUCTS. The Company's design and production processes allow the Company to achieve and maintain a consistent product quality. Moreover, the Company maintains rigorous quality control standards which helps to ensure accurate shipments to customers.

     - LOW COST STRUCTURE THROUGH STRATEGIC RELATIONSHIPS. The Company believes it enjoys a position as a low cost provider. This position has resulted from the formation of two key strategic relationships which management believes will enable it to (i) reduce purchasing and manufacturing costs as a percentage of total sales, (ii) focus on its core competencies in product design and finishing, quality control, customer service and sales and marketing, and (iii) limit its plant and working capital investments. The first of these key strategic relationships allows FWT to take delivery of steel on a just-in-time basis. The second relationship will allow FWT to galvanize its monopoles at a third party-owned facility adjacent to its present manufacturing facility located near Fort Worth, Texas. Construction has begun on such facility and completion is expected in the late spring or early summer of 1998. These strategic relationships are important and, should they terminate, the Company's profits could decline significantly.

     - SOLID MARKET POSITIONS IN GROWTH INDUSTRY. The Company believes it is currently the second largest participant in each of the monopole and tower markets and, in recent years, it has significantly increased its market share in each of these markets. Although the Company believes it is well positioned to benefit from the expected growth in the wireless communications industry because of its strong market positions, there are other competitors in both the monopole and tower markets who could increase their market share. This could reduce the benefit that the Company might derive from industry growth.

     - EXPERIENCED MANAGEMENT TEAM. Substantially all of the Company's executive officers have spent considerable portions of their careers in manufacturing. Moreover, Roy J. Moore and Carl R. Moore, who are President and Vice President, respectively, of the Company, have played a significant role in the Company's growth over the last five years. Management's expertise and in depth knowledge of the Company's products and customers are further complemented by the experience of the principals at Baker, a private equity fund that focuses specifically on telecommunications services, equipment and applications.

BUSINESS AND GROWTH STRATEGY

     Management believes that the Company's growth will be driven by leveraging its competitive strengths, and in particular its excellent reputation, into a stronger market position, by (i) capitalizing on the growth of the wireless communications industry, (ii) broadening its base of product offerings, (iii) pursuing certain acquisitions and alliances on a forward integrated basis, and
(iv) expanding into international markets.

     - CAPITALIZE ON GROWTH IN THE WIRELESS COMMUNICATION INDUSTRY. The Company has grown rapidly over the past five years by taking advantage of the growing demand for wireless communications services, and by positioning itself as a reliable, customer focused provider of infrastructure products. However, the Company must work to manage its growth so that it can continue to satisfy its customers. The Company believes that there are several industry trends which indicate an increase in demand for wireless communications infrastructure products. These include: (i) the continued construction of cellular networks which is expected to grow as providers make capacity enhancements and transition from analog to digital; (ii) the widespread introduction of PCS; (iii) the launch of HDTV; and (iv) the growth of WLL systems which is expected to increase, particularly in emerging economies.

     - BROADEN PRODUCT OFFERINGS. The Company has developed relationships with numerous electrical utility companies through the introduction of its PowerMount(TM) product, which provides a co-location opportunity within a standard electrical transmissions structure. The Company plans to market this product and other utility applications in the future and believes these relationships will prove beneficial in entering these markets. In addition, the introduction of HDTV will require towers of over one thousand feet and are expected to sell for approximately $1.0 million each. The Company believes it is well-positioned to take advantage of each of these opportunities.

     - PURSUE STRATEGIC ALLIANCES AND ACQUISITIONS. The Company plans to evaluate selective opportunities that will enhance its position within the cell site development process. The Company believes there are various opportunities beyond providing infrastructure products used in the construction of communication networks. These include site installation services, tower ownership and management businesses. The Company believes these closely related businesses could be integrated with its current operations to increase the value the Company provides to its customer base. From time to time, the Company engages in discussions or otherwise evaluates opportunities that may lead to the acquisition by the Company of one or more closely related businesses. The ability of the Company to complete any such acquisitions is subject to limitations imposed by the terms and conditions of the Revolving Credit Facility and the Indenture. Moreover, Baker has informed the Company that it is in negotiations relative to an investment in one or more businesses closely related to that of the Company. It is possible that in the future Baker may engage in discussions with the Company with a view to combining any business acquired by Baker with that of the Company. Moreover, in an acquisition currently under negotiation by Baker, it is contemplated that the Company would enter into a mutually acceptable management services agreement with the business that is the subject of such negotiations, pursuant to which the Company would provide certain management services and receive a management fee. The definitive terms and conditions of such management services agreement have not been determined. The ability of the Company to engage in any transaction with Baker or any of its affiliates is limited by the terms and conditions of the Revolving Credit Facility and the Indenture.

     - EXPAND INTO INTERNATIONAL MARKETS. The Company believes there are considerable opportunities to expand its geographical reach particularly into Asia and Latin America. The trend towards global deregulation of telecommunications markets provides substantial growth opportunities for wireless infrastructure providers. The Company believes its strong relationships with its customers, many of whom are already building networks internationally, provides an advantage in competing for infrastructure business in new international markets. In addition, the Company believes there may be strategic opportunities for joint ventures in foreign markets, and that by allying with local businesses the Company can further position itself to take advantage of growth in international markets. Although the growth of international markets provides the Company with significant opportunities, cultural differences may provide the Company with obstacles that may impede the Company's expansion into international markets.

MANUFACTURING

     The Company's operations are characterized by a high degree of automation in the design process, which enables it to achieve a higher level of efficiency in manufacturing than those competitors not having the same design process. Management also believes that strategic alliances with key suppliers have led to decreases in manufacturing costs. The typical delivery time for most of FWT's products is six weeks.

     Monopoles. FWT performs the initial phase of monopole manufacturing pursuant to an agreement with Delta Steel. Flat sheet steel is initially purchased by Delta Steel and stored at its facility. Delta Steel burns or cuts the steel to produce the proper shape, and performs the braking operation to bend the steel into two sections. Ownership of this work-in-process inventory is then passed to FWT, which performs the seam welding operation and joins the two sections together to form the monopole. Finishing operations are performed to customer specifications, including attaching footholds and connectors, cable openings and base plate attachment. Finished steel is currently shipped to Houston for galvanizing, but will be galvanized at a site adjacent to the Company's Fort Worth facility which is expected to be operational in early 1998.

     Towers. Each tower is designed and manufactured to customer specifications. Factors such as weight and technology of attachments, expected wind load, deflection parameters and icing load are used as inputs to the design process and affect manufacturing. Tower components, including legs, braces and cross bars are manufactured as components for each individual tower order. Sections are welded together and sent to a local facility for galvanizing. Management believes the Company is at approximately 50.0% of tower manufacturing capacity.

     PowerMounts(TM). Plate steel is burned to form attachment plates which are then welded to pipe steel sections. Steel antenna platforms developed by welding various angle and tubular components are then consolidated with pipe sections for shipment.

     Shelters and COWS. Shelters are manufactured by welding together a steel skid frame that serves as the base of the shelter. Aluminum walls and a roof are then attached to the skid. The interior of the shelter is then finished with paneling, electrical wires, alarms, heating, ventilation and air conditioning and other accessories according to the customer's specifications. COWS are shelters which have been augmented with a trailer frame, generator and retractable antenna support structure.

CUSTOMERS

     FWT sells its products to leading wireless service providers throughout the U.S., and to a lesser extent, Canada and Mexico. In Fiscal Year 1997, the Company's largest five customers collectively represented approximately 55.0% of the Company's sales. The following table presents the customers of the Company that represent over 10% of the Company's sales by Fiscal Year.

                                                              FISCAL YEAR ENDED APRIL 30,
                                                              ----------------------------
                                                               1997      1996       1995
                                                              ------    -------    -------
AT&T Wireless...............................................   25.0%        --         --
Northern Telecom............................................     --      19.79%        --
PCS Primeco.................................................     --      14.26%        --
Palmer Wireless.............................................     --      10.65%        --
Cellular One/Southwestern Bell..............................     --         --      17.62%
Nextel Mid-Atlantic.........................................     --         --      17.24%
Sprint Cellular.............................................     --         --      11.57%
GTE Mobilnet................................................     --         --      10.63%

     Due to fluctuations in the network construction schedules of different service providers, the Company's largest customers vary considerably from year-to-year.

     The Company provides its customers with comprehensive design assistance and support before, during and after delivery of its products. In addition, the Company's customer service professionals are available to respond to order tracking, design, installation and other questions.

     The Company generally warrants its products for a period of one year, although some warranties are extended for as long as twenty years. Once the warranty expires, the customer typically employs local contractors to modify the structure as needed. Historically, FWT's warranty expenses have not been material.

SALES AND MARKETING

     The Company sells its products through a direct sales force who have relationships with most of the major wireless service providers. The Company believes that its direct sales force provides a strong competitive advantage in the market, as most of FWT's competitors either do not have a sales force or rely on third party representatives. This enables the Company to keep abreast of new business opportunities while being able to respond quickly to the customer's questions and needs. The Company's sales force is paid a base salary plus a bonus based upon the Company reaching certain profit levels. As of January 14, 1998, the Company employed nine sales people.

     The Company believes that many of its customers, or prospective customers, have procedures by which they identify a limited number of suppliers to become approved vendors for the construction of their infrastructure network. Customers award master purchase agreements only to such approved vendors. The Company's sales strategy focuses on signing agreements whereby FWT becomes a primary or approved vendor. These agreements typically establish general terms and conditions, as well as pricing for the Company's products. These agreements do not generally guarantee a particular quantity of sales, but they allow Company personnel easier access to these customers, thereby fostering relationships with local personnel.

     The Company estimates that for Fiscal Year 1997, approximately 70.0% of its revenue came from sales under these master agreements. The Company believes these agreements enhance the consistency and stability of the Company's revenue stream.

FACILITIES

     As of the end of Fiscal Year 1997, the Company owns the following two manufacturing facilities: (i) the Loop 820 location, with 9,802 square feet of office space and 58,675 square feet of covered production space on approximately 13 acres and (ii) the Kennedale location, with 7,000 square feet of office space and 142,400 square feet of covered production space on approximately 56 acres. In addition, the Company leases 500 square feet of office space and 22,120 square feet of covered production space at Delta Steel's manufacturing facility located in the Fort Worth area. The Company believes, in light of the capital expenditure budget, that these facilities provide adequate capacity for the expected growth in the future.

CONTRACT WITH DELTA STEEL

     FWT entered into a five-year agreement with Delta Steel that expires March 10, 2002. This cooperative production agreement provides that Delta Steel, subject to certain exceptions, will be the exclusive supplier of the unwelded steel components of FWT's monopoles, and gives FWT the right to schedule its orders first on designated Delta Steel burning and press-braking equipment. In addition, the agreement contains incentive pricing based on the volume of steel FWT purchases. The agreement is renewable at the end of the initial five year period.

COMPETITION

     The markets in which the Company operates are highly competitive. The Company's ability to compete in these markets depend to a large extent on its ability to provide high quality, competitively priced products within a customer's delivery time schedule. In these key areas, the Company believes that its strong tradition of customer service combined with its sophisticated and CAD/CAM system help to differentiate FWT from its competition.

     There are a number of participants that compete in the Company's markets including Andrew, EEI, PiRod, Summit, UNR Industries and Valmont Industries. Management believes that the Company has a significant market position in each of its product segments.

BACKLOG

     As of December 31, 1997, the Company had a sales backlog of approximately $13.0 million of which approximately $5.2 million was finished goods backlog. Although the sales backlog consists of firm orders for which products are yet to be completed, these orders can be modified or terminated. However, when compared to total contract volume, the amount of modifications and terminations has historically not been material.

EMPLOYEES

     As of January 14, 1998, the Company had approximately 413 full-time employees, of which 323 work in manufacturing facilities and 90 work in corporate or administrative functions. None of the Company's employees are unionized, and the Company believes that its relationship with employees is good.

PATENTS AND TRADEMARKS

     FWT has an approved patent for the PowerMount(TM), a product that allows a wireless service provider to install a full sectored antenna array on an electrical utility tower. FWT has also secured a trademark on the name PowerMount(TM).

ENVIRONMENTAL REGULATION

     The Company is subject to various federal, state and local health, safety and environmental laws and regulations. The Company believes that it is in material compliance with existing applicable health, safety and environmental laws and regulations and has all necessary permits and licenses.

LEGAL PROCEEDINGS

     The Company is from time to time involved in ordinary litigation incidental to the conduct of its business. Management believes that none of the Company's pending litigation will have a material adverse effect on the Company's business, financial condition or results of operations.

                               INDUSTRY OVERVIEW

     The monopole and tower segments of the communications infrastructure industry have seven and six significant participants, respectively, who together have a large market share position in their particular market segment. Builders of wireless networks typically seek to purchase antenna support structures from established manufacturers who can accurately produce large numbers of products in a timely fashion. The Company believes these requirements often lead wireless service providers to enter into master purchase agreements with a limited number of communications infrastructure companies, including the Company.

     The Company believes the following four trends are driving the communications industry: (i) deregulation of global communications markets; (ii) introduction of new competitors; (iii) the development of cost efficient and capacity enhanced technology; and (iv) elasticity of demand for communications products and services. These factors increase MOU, which is the main factor driving wireless communications infrastructure spending because wireless service providers plan their capital spending based on anticipated MOU. Emerging digital wireless technologies are increasing capacity and quality and lowering the cost per minute per subscriber. This lower cost enables service providers to lower rates which makes wireless services more affordable to a broader consumer base. This encourages increased MOU which, in turn, drives additional infrastructure spending.

     The demand for wireless communications services in the U.S. has grown dramatically during the last seven years. According to the CTIA, as of June 30, 1997 there were approximately 48.7 million wireless subscribers in the U.S. In addition, according to CTIA, the CAGR of cellular telephone subscribers was approximately 41.1% from 1990 to 1997 and the CAGR of cell sites over this time was 34.8%. Industry analysts expect this growth trend to continue in the future based on (i) the widespread introduction of PCS into the market, (ii) capacity enhancements of existing wireless communications networks, (iii) growing acceptance of SMR/ESMR systems, (iv) increased focus on WLL systems and (v) the introduction of HDTV.

INDUSTRY FACTORS

     Co-location. One factor that will have a significant impact on the wireless infrastructure business is the ability or inability of wireless service providers to co-locate antenna on existing monopoles or towers. As a result of local zoning restrictions and the cost savings realized from leasing space, PCS and other wireless providers have a strong incentive to co-locate on existing towers. Despite the appeal of co-location, it is not practical for all tower sites. PCS is an inherently low power design, which means that coverage of any given market requires more cell sites than traditional cellular. A standard PCS cell provides coverage for a significantly smaller square mile region as relative to a traditional cell. As a result of the differences in frequencies and deflection requirements, PCS cells tend to require shorter antenna support structure. In addition, structures older than two or three years often require extensive modification or replacement in order to effect site sharing while maintaining structural integrity. As a result, co-location does not always account for a sufficient number of sites within a given market nor is it always the most economical solution. Moreover, certain carriers limit their co-location sites as a result of regulatory concerns; for example, major wireless service providers limit their site co-location with any particular competitor to 15%.

     Capacity/Coverage. In order to compete effectively, wireless service providers constantly need to improve coverage and capacity in their respective service areas. Improved coverage and capacity reduces blocked or dropped calls, improves call quality and decreases the churn rates from unsatisfied subscribers. Coverage and capacity additions, however, will differ for cellular and PCS service providers. Existing cellular providers have established coverage for an estimated 70.0% of the U.S. market. In contrast, as PCS service providers build their networks for the higher frequency spectrum, they will require the simultaneous construction of a coverage and capacity network. This deployment of PCS networks will be further encouraged by PCS service providers' claims of offering a better technology.

GROWTH IN DEMAND FOR WIRELESS SERVICES

     Cellular. According to the U.S. Department of Commerce, as of December 31, 1996 there were 43.5 million cellular telephone subscribers in the U.S., representing a 29.0% growth rate over the prior year, and an overall penetration of 16.3%. In the future, demand for cellular services is expected to grow as the costs for cellular phones and services continue to decrease in response to competition in the cellular and other competing markets. In addition, as the cellular market reacts to the advent of PCS by making the transition from analog to digital, costs are expected to further decrease as the additional capacity provided by the digital systems results in lower costs which are passed on to the consumer. The market for wireless communications services, in this regard, has proven to be fairly price elastic in the past, and decreased prices are expected to result in increased MOU in the future.

     PCS. PCS is an emerging digital wireless technology that offers a clearer signal, fewer dropped signals and greater privacy than typical analog, cellular systems. PCS can carry data and images as well as voice and is suitable for computer-to-computer communication, paging, short messaging and fax. Currently, industry experts estimate that there are approximately 305,000 PCS subscribers in the U.S. Industry experts estimate that a considerable number of PCS cell sites will be needed by the year 2000. While some of these cell sites may use an existing structure, a large number of new structures will be required in the context of the PCS introduction.

     ESMR. As a result of advances in digital technology, some wireless service providers have begun to design or modify networks that utilize SMR and ESMR technologies. ESMR increases the capacity of radio networks allowing more efficient use of allocated frequencies. These efficiencies and improvements in switching technologies allow ESMR to compete with PCS and cellular. Due to significantly lower licensing fees in some geographic areas, ESMR enjoys a potential cost advantage over cellular or PCS. Currently, Nextel uses ESMR to provide wireless telephone services in several large metropolitan areas in the U.S. and may soon be joined by other carriers.

     Wireless Local Loop. WLL systems are seen as an alternative to traditional copper and fiber-optic based fixed services with the potential to be implemented more quickly and at lower cost than wireline services. WLL systems provide non-mobile telecommunications services to users by transmitting voice messages over radio waves from the public switched network to the location of the fixed telephone. The installation of WLL systems minimizes the need to obtain right-of-ways and excavate existing roads and infrastructure or lay copper or fiber cables in order to install or upgrade a local telephone system serving non-mobile telephones.

     HDTV. On April 3, 1997, the FCC allocated the broadcast spectrum and mandated that the top ten markets are to start digital TV broadcasts by April 1999, promising radical improvements in television picture quality. Digital TV broadcasting in the top 30 markets is mandated to be in place by April 1999; a few stations, in Seattle, Washington, Raleigh, North Carolina and Washington, DC have already begun HDTV broadcasts on a limited basis. Meeting the mandated targets will require significant construction of the transmission infrastructure. HDTV antennas require towers that are significantly higher than most current towers, often over 1,000 feet.

     International. The international marketplace is growing in importance with respect to the future of the communications industry. Developing countries realize that in order to compete effectively in the world economy they must have an adequate communications infrastructure. In addition to the general cellular build-out trends in industrialized countries throughout the world, many emerging economies are introducing wireless systems as the primary communication infrastructure, bypassing the entire wireline-based systems. The growing international demand for wireless services, particularly for cellular networks and WLL solutions should result in increased demand for infrastructure products on an international basis.

     Cellular communications are gaining mass market appeal on a global basis. In 1986, there were cellular networks in 32 countries. By 1996, there were networks in 140 countries. According to the U.S. Department of Commerce, as of the end of 1996, there were approximately 139.7 million cellular subscribers in the world, 68.9% of whom were located outside of the U.S. This growth has fueled world investment in infrastructure.

     In addition, WLL systems are becoming viable primary communications systems in many emerging economies. WLL systems provide several competitive advantages over wire line systems, including (i) quicker time-to-market, (ii) lower per subscriber deployment and maintenance costs, and (iii) easy adaptability to a variety of markets. WLL systems are ideal for countries with little or no wired infrastructure due to their time and cost advantages, such as China, India, Brazil, Russia, and Indonesia.

                                   MANAGEMENT

EXECUTIVE OFFICERS, DIRECTORS AND KEY EMPLOYEES

     The executive officers, directors and key employees of the Company are as follows:

NAME                                        AGE    POSITION
----                                        ---    --------
Roy J. Moore..............................  35     Director, President and Chief
                                                   Executive Officer
Douglas A. Standley.......................  40     Chief Operations Officer and
                                                   President, Ft. Worth Division
William R. Estill.........................  49     Vice President of Finance
Carl R. Moore.............................  42     Vice President and Secretary
John C. Baker.............................  47     Director
Edward W. Scott...........................  35     Director
Lawrence A. Bettino.......................  37     Director

     ROY J. MOORE became a director and the Chief Executive Officer upon the consummation of the Transactions on November 12, 1997. From the time Mr. Moore joined the Company in 1991 until the consummation of the Transactions, Mr. Moore served as Vice President of Marketing and Sales. Prior to joining the Company, Mr. Moore was a Manager with the MAC Group, a general management consulting firm. He worked on projects in the computer and communications industries with companies such as AT&T, Southwestern Bell, Bell Atlantic, Pacific Telesis, British Telecom and Apple Computer. Mr. Moore holds a Bachelor of Administration degree in Accounting and Finance from Texas Christian University with honors, and an MBA from the University of Virginia, where he also graduated with honors. Mr. Moore, Carl R. Moore and Thomas F. Moore are brothers.

     DOUGLAS A. STANDLEY joined the Company in November 1997 and, since that time, has served as Chief Operations Officer and President of the Fort Worth Division. For approximately one and a half years prior to joining the Company, Mr. Standley was a director of Synergetics, an international management consulting company which specialized in consulting with manufacturing companies. Mr. Standley has been a business consultant for the past 19 years, specializing in turnaround environments, business integration, production planning and management and strategic implementation. Mr. Standley holds a bachelor's degree in business management from the University of California at Fullerton and professional certifications from the American Production and Inventory Control Society, the American Society of Quality Control and the Deming Institute.

     WILLIAM R. ESTILL joined the Company in January 1998 and, since that time, has served as Vice President of Finance. From May 1996 to November 1997, Mr. Estill served as Chief Financial Officer of Bearcom, Inc., a privately-held distributor of two-way radios. From April 1985 to May 1996, Mr. Estill served as Vice President, Chief Financial Officer, Secretary and Treasurer of Sport Supply Company, Inc., a New York Stock Exchange company. Mr. Estill was also a member of the board of directors of Sport Supply Group, Inc. Mr. Estill holds a Bachelor of Business Administration degree in Accounting from the University of Texas at Arlington and passed the CPA exam in 1983.

     CARL R. MOORE joined the Company in 1973 and, since that time, has served as Vice President, specializing in the design, manufacturing and installation of towers, buildings and COWS. Mr. Moore became Secretary of the Company in November 1997. Mr. Moore holds a Bachelor of Science degree in Civil Engineering from the University of Texas at Arlington. Mr. Moore, Roy J. Moore and Thomas F. Moore are brothers.

     JOHN C. BAKER became a director of the Company upon the consummation of the Transactions on November 12, 1997. In September 1995, Mr. Baker co-founded Baker Capital Corp. ("Baker Capital"), a private investment management firm focused on investments in communications equipment, services and applications companies. Previously, Mr. Baker spent fifteen years as an investment professional with Patricof & Co. Ventures, a multinational private equity firm. Mr. Baker currently serves on the board of directors of FORE Systems (a communications switch manufacturer and vendor), Intermedia Communications Inc. (a competitive local exchange company), Xpedite Systems (a fax messaging provider) and Resource Bancshares Mortgage Group. Mr. Baker holds a Bachelor of Arts degree from Harvard College and received an MBA from the Harvard Business School.

     EDWARD W. SCOTT became a director of the Company upon the consummation of the Transactions on November 12, 1997. Since May 1996, Mr. Scott has been an officer of Baker Capital Partners, LLC ("Baker Partners") which acts as the general partner of Baker. In September 1995, Mr. Scott co-founded Baker Capital. From 1991 until 1996, Mr. Scott was employed as an investment professional by the Apollo Investment Fund, a large leveraged buyout and private equity firm. Mr. Scott currently serves on the board of directors of Virtual Resources, Inc., a private company headquartered in Atlanta. Mr. Scott holds a Bachelor of Arts degree from Columbia College and received an MBA from the Harvard Business School.

     LAWRENCE A. BETTINO became a director of the Company upon the consummation of the Transactions on November 12, 1997. Since May 1996, Mr. Bettino has been an officer of Baker Partners which acts as the general partner of Baker. In September 1995, Mr. Bettino co-founded Baker Capital. From 1989 to 1996, Mr. Bettino was a General Partner of Dillon Read Venture Capital. Mr. Bettino currently serves on the board of directors of Virtual Resources, Inc., a private company headquartered in Atlanta. Mr. Bettino holds a Bachelor of Science degree from Renssalaer Polytechnic Institute and received an MBA from the Harvard Business School.

COMPENSATION OF EXECUTIVE OFFICERS

     The following table sets forth information concerning the compensation for each of the last three Fiscal Years for the President and the four other most highly compensated executive officers of the Company. No stock options are outstanding.

                           SUMMARY COMPENSATION TABLE

                                                                                  LONG-TERM COMPENSATION
                                                 ANNUAL COMPENSATION           -----------------------------
                                          ----------------------------------     LONG-TERM
                                 FISCAL                         OTHER ANNUAL     INCENTIVE       ALL OTHER
NAME AND POSITION                 YEAR     SALARY     BONUS     COMPENSATION    PLAN PAYOUTS    COMPENSATION
-----------------                ------   --------   --------   ------------   --------------   ------------
T. W. Moore....................   1997    $112,800   $650,000       --             --              --
  President                       1996    $112,800      --          --             --              --
                                  1995    $112,800      --          --             --              --
Betty J. Moore.................   1997    $210,000   $650,000       --             --              --
  Secretary/Treasurer             1996    $210,000      --          --             --              --
                                  1995    $210,000      --          --             --              --
Thomas F. Moore................   1997    $200,000      --          --             --              --
  Vice President                  1996    $166,826   $101,471       --             --              --
  of Manufacturing(1)             1995    $150,240   $355,849       --             --              --

Carl R. Moore..................   1997    $200,000      --          --             --              --
  Vice President                  1996    $166,826   $101,471       --             --              --
                                  1995    $150,240   $355,849       --             --              --
Roy J. Moore...................   1997    $200,000      --          --             --              --
  Vice President                  1996    $150,154   $101,471       --             --              --
  of Marketing                    1995    $125,232   $356,374       --             --              --
  and Sales

---------------

(1) The Company and Thomas F. Moore have entered into a Voluntary Retirement Agreement, pursuant to which Mr. Moore has agreed to resign from office as an executive officer of the Company and voluntarily retire. See "Certain Relationships and Related Transactions -- Voluntary Retirement Agreement."

EMPLOYMENT AGREEMENTS

     In connection with the Transactions, the Company entered into employment agreements (the "Employment Agreements") with Roy J. Moore, Carl R. Moore and Thomas F. Moore (the "Roll-over Shareholders"). The terms of the Employment Agreements are substantially similar. Each of the Employment Agreements commenced on November 12, 1997. The Company and Thomas F. Moore have entered into a

Voluntary Retirement Agreement, pursuant to which Mr. Moore has agreed to resign from office as an executive officer of the Company and voluntarily retire. See "Certain Relationships and Related Transactions -- Voluntary Retirement Agreement." The Employment Agreements provide for a term of employment that will end on the third anniversary of the effective date of the Employment Agreements (the "Employment Period"); provided that the Employment Period will automatically terminate upon death, disability, for Cause (which is defined in the Employment Agreements as, among other things, commission by the employee of a felony or embezzlement or fraudulent conduct by the employee) or for Good Reason (which is defined in the Employment Agreements as, among other things, a change in the employee's title and a material reduction in the nature of the employee's responsibilities). Under the Employment Agreements, each of the named employees will receive (i) an annual base salary of $200,000, (ii) an annual bonus based on the earnings and performance of the Company, and (iii) other benefits as described in the Employment Agreements. Each of the Employment Agreements provides for director or officer indemnification and insurance, and contains a non-competition clause and a confidentiality provision.

     The Company has entered into an employment agreement with Douglas A. Standley (the "Standley Agreement") that commenced on November 14, 1997 and will remain in effect until December 31, 2000. The Standley Agreement will terminate before the above date upon death, disability, or Cause (which is defined in the Standley Agreement as, among other things, commission by the employee of a felony or embezzlement or fraudulent conduct by the employee). Under the Standley Agreement, Mr. Standley will receive, among other things, an annual base salary of $250,000 and an annual bonus based on the earnings and performance of the Company. The Standley Agreement also provides for director or officer indemnification and insurance, and contains a non-competition clause and a confidentiality provision.

                             PRINCIPAL SHAREHOLDERS

     The outstanding equity securities of the Company consist of 136.14 shares of Common Stock.

     The following table sets forth certain information regarding the ownership of the voting securities of the Company as of January 12, 1998. To the knowledge of the Company, each of such shareholders has sole voting and investment power as to the shares shown unless otherwise noted.

                                                                  COMMON STOCK
                                                     ---------------------------------------
NAME AND ADDRESS                                     NUMBER OF SHARES    PERCENTAGE OF CLASS
----------------                                     ----------------    -------------------
PRINCIPAL SHAREHOLDERS:
FWT Acquisition Inc................................       108.91(1)             80.00%
  575 Madison Avenue, 10th Floor
  New York, NY 10022
Thomas F. Moore....................................         9.08                 6.67%
  1901 E. Loop 820 South
  Fort Worth, TX 76112
Carl R. Moore......................................         9.08                 6.67%
  1901 E. Loop 820 South
  Fort Worth, TX 76112
Roy J. Moore.......................................         9.08                 6.67%
  1901 E. Loop 820 South
  Fort Worth, TX 76112

---------------
(1) FWT Acquisition, Inc. is a wholly-owned subsidiary of Baker. The general partner of Baker, which is treated as the beneficial owner of the shares held by Baker, is Baker Partners. The address of each of Baker and Baker Partners is 575 Madison Ave., 10th Floor, New York, New York 10022. Each of Messrs. Baker, Scott and Bettino is a manager and an officer of Baker Partners.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

TRANSACTION AGREEMENTS

     On November 12, 1997, the Company, FWT Acquisition and the Existing Shareholders entered into, and consummated the transactions set forth in, the Transaction Agreements. The Transaction Agreements contemplated, among other things, two primary transactions. The first transaction contemplated by the Transaction Agreements included the Recapitalization. The second transaction contemplated by the Transaction Agreements included the Stock Purchase. As a result of the Transactions, FWT Acquisition holds approximately 80.0% of the issued and outstanding shares of the Common Stock, and the Roll-over Shareholders hold in the aggregate approximately 20.0% of the issued and outstanding shares of the Common Stock. See "The Recapitalization and Stock Purchase."

     The Transaction Agreements contain customary representations and warranties and standard covenants. Such agreements provide that the Existing Shareholders will indemnify FWT Acquisition for losses arising from any breach of a covenant, representation or warranty made by the Existing Shareholders in the Transaction Agreements. Under the Transaction Agreements, the Existing Shareholders will not be required to indemnify FWT Acquisition until the amount of the claim or claims for indemnification exceeds $1,000,000. Also, the Existing Shareholders will be subject to a maximum potential indemnification liability of $75,000,000 or, in the case of willful misconduct or fraud or the breach of certain representations or warranties, a maximum potential indemnification liability of approximately $116 million. The indemnification obligations of the Existing Shareholders with respect to the inaccuracy of all representations or warranties, except certain representations and warranties discussed below, shall continue through May 11, 1999. The Existing Shareholders' indemnification obligations for inaccuracies involving tax-related representations or warranties shall continue until 30 days after the expiration of the applicable statute of limitations. The Existing Shareholders' indemnification obligations for representations and warranties related to capitalization, outstanding securities of the Company, title to the Company's real property and adequacy of the Company's assets shall continue forever, subject to the expiration of any applicable statute of limitations.

FINANCIAL ADVISORY AGREEMENT

     In connection with the Transactions, the Company entered into a ten-year agreement with Baker Capital, pursuant to which Baker Capital provided financial advisory services to the Company in connection with the Transactions. The agreement commenced on November 12, 1997 and will terminate upon the earlier of
(i) November 12, 2007 or (ii) the date on which Baker Capital and its affiliates cease to beneficially own directly or indirectly at least five percent of the outstanding Common Stock of the Company or its successors. In payment for these services the Company paid Baker Capital a fee of $1.0 million upon the closing of the Transactions, and paid Baker Capital a fee of $1.0 million upon the closing of the Initial Offering. In addition, Baker Capital will provide oversight and monitoring services to the Company on an ongoing basis and will receive a base fee of $250,000 per year commencing in 1998 with an additional $250,000 for each year the Company meets a specified EBITDA target. The Company has agreed to indemnify Baker Capital in respect of its services under the Financial Advisory Agreement and to reimburse it for certain out-of-pocket expenses.

EMPLOYMENT AGREEMENTS WITH EXECUTIVE OFFICERS

     In connection with the Transactions, the Company entered into employment agreements (the "Employment Agreements") with Roy J. Moore, Carl R. Moore and Thomas F. Moore (the "Roll-over Shareholders"). The terms of the Employment Agreements are substantially similar. Each of the Employment Agreements commenced on November 12, 1997. The Company and Thomas F. Moore have entered into a Voluntary Retirement Agreement, pursuant to which Mr. Moore has agreed to resign from office as an executive officer of the Company and voluntarily retire. See "-- Voluntary Retirement Agreement." The Employment Agreements provide for a term of employment that will end on the third anniversary of the effective date of the Employment Agreements (the "Employment Period"); provided that the Employment Period will automatically terminate upon death, disability, for Cause (which is defined in the Employment Agreements as, among other things, commission by the employee of a felony or embezzlement or fraudulent conduct by the employee), or for Good Reason (which is defined in the Employment Agreements as, among other things, a change in the employee's title and a material reduction in the nature of the employee's responsibilities). Under the Employment Agreements, each of the named employees will receive (i) an annual base salary of $200,000, (ii) an annual bonus based on the earnings and performance of the Company, and (iii) other benefits as described in the Employment Agreements. Each of the Employment Agreements provides for director or officer indemnification and insurance, and contains a non-competition clause and a confidentiality provision.

     The Company has entered into an employment agreement with Douglas A. Standley (the "Standley Agreement") that commenced on November 14, 1997 and will remain in effect until December 31, 2000. The Standley Agreement will terminate before the above date upon death, disability, or Cause (which is defined in the Standley Agreement as, among other things, commission by the employee of a felony or embezzlement or fraudulent conduct by the employee). Under the Standley Agreement, Mr. Standley will receive, among other things, an annual base salary of $250,000 and an annual bonus based on the earnings and performance of the Company. The Standley Agreement also provides for director or officer indemnification and insurance, and contains a non-competition clause and a confidentiality provision.

THE DISTRIBUTION

     The Company made a distribution in the amount of $21.0 million to T.W. Moore and Betty Moore. The distribution was financed primarily by a loan from Bank One, Texas, N.A., which was repaid in connection with the Recapitalization.

SHAREHOLDERS' AGREEMENT

     In connection with the Transactions, the Company, FWT Acquisition, Baker and the Roll-over Shareholders entered into a Shareholders Agreement which provides for, among other things, agreements and restrictions regarding issuances and transfers of Common Stock. This agreement commenced on November 12, 1997 and will continue until the earliest of (i) the date on which the Roll-over Shareholders no longer hold any capital stock of the Company, (ii) the date of closing of a public offering or private placement of equity securities of the Company, the proceeds of which to the Company are not less than 20 million, (iii) the date on which the agreement is terminated by written agreement of all the shareholders or (iv) the date on which the Company ceases to exist. The agreements and restrictions include the following: (i) rights of first refusal; (ii) preemptive rights; (iii) tag-along rights; (iv) pledge restrictions; (v) transfer restrictions; and (vi) a carry-along provision in favor of Baker. Further, during the Initial Period (which is defined in the Shareholders' Agreement as so long as either Roy Moore is Chief Executive Officer of the Company or Roy Moore, Carl Moore and Fred Moore collectively own not less than five percent of the issued and outstanding shares of capital stock of the Company) any transaction between the Company and FWT Acquisition and the Roll-over Shareholders will require unanimous consent of the Company's board of directors prior to consummation of such transaction.

REGISTRATION RIGHTS AGREEMENT

     In connection with the Transactions, the Company, FWT Acquisition and the Roll-over Shareholders entered into a Registration Rights Agreement. This agreement provides for, among other things, piggy-back rights with customary cut-backs.

STOCK APPRECIATION RIGHTS AGREEMENTS

     The Company and each of Roy J. Moore and Douglas A. Standley have entered into stock appreciation rights agreements (the "SAR Agreements"). Each of the SAR Agreements provides for, among other things, the payment of an amount based on a formula set forth in the SAR Agreement by the Company to both Mr. Moore and Mr. Standley upon the occurrence of a Liquidity Event (which is defined in the SAR Agreement as, among other things, the completion by the Company of an initial public offering of common stock and a situation in which FWT Acquisition ceases to hold more than 50% of the outstanding common stock of the Company).

VOLUNTARY RETIREMENT AGREEMENT

     On February 27, 1998, Thomas F. Moore, who had served prior to that date as the Vice President of Manufacturing of the Company, entered into a Voluntary Retirement Agreement with the Company, in connection with which he agreed to resign from office as an executive officer of the Company and voluntarily retire. As part of its arrangements with Mr. Moore, the Company has agreed to pay Mr. Moore $237,500 per year through December 31, 2000, and one-half of any bonus that otherwise would have been payable to him under his employment agreement with the Company had his employment with the Company continued through such date.

                  DESCRIPTION OF THE REVOLVING CREDIT FACILITY

     The Company entered into a loan agreement with BT Commercial Corporation (the "Agent"), which provides to the Company the Revolving Credit Facility from November 12, 1997 through November 29, 2000. Subject to borrowing base limitations and the satisfaction of customary borrowing conditions, the Company expects to be able to borrow up to $25.0 million under the Revolving Credit Facility. The terms of such Revolving Credit Facility are substantially as follows:

          (i) The Revolving Bank Facility enables the Company to obtain revolving credit loans from time to time for working capital and general corporate purposes in an aggregate amount outstanding not to exceed the lesser of (x) $25.0 million and (y) the sum of 85% of the Company's eligible accounts receivable, as defined, and 60% of the Company's eligible inventory, as defined;

          (ii) The revolving credit loans bear interest at a rate based upon the lender's prime rate or the LIBOR-based rate. The term of any LIBOR-based loan is, at the Company's option, either one, two, three or six months, subject to certain requirements described in the Revolving Credit Facility. The Company also paid fees in the amount of $400,000 upon the closing of the Revolving Credit Facility and has agreed to pay an additional fee in the amount of 1/2 of 1% per year based upon the amount of the daily average unused commitments. The Revolving Credit Facility will terminate on the third anniversary of the date of the consummation of the Initial Offering, unless terminated sooner upon an Event of Default (which is defined in the Revolving Credit Facility as, among other things, the failure of the Company to make payments when due and a breach of warranty and certain specified covenants by the Company), and all loans outstanding under the Revolving Credit Facility will be payable on such date or such earlier date as may be accelerated following the occurrence of any event of default; and

          (iii) The Revolving Credit Facility ranks senior to the Notes and is secured by a lien on substantially all of the Company's personal property, including accounts receivable and inventory. The Revolving Credit Facility contains various restrictive covenants and events of default customary for transactions of this type. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

                         DESCRIPTION OF EXCHANGE NOTES

     The Outstanding Notes were, and the Exchange Notes will be, issued under the Indenture. The terms of the Exchange Notes are identical in all material respects to the Outstanding Notes, except that the Exchange Notes have been registered under the Securities Act, and therefore, will not bear legends restricting their transfer. The following summary of certain provisions of the Indenture does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the Trust Indenture Act of 1939, as amended (the "TIA"), and to all of the provisions of the Indenture, including the definitions of certain terms therein and those terms made a part of the Indenture by reference to the TIA as in effect on the date of the Indenture. A copy of the Indenture may be obtained from the Company or the Initial Purchasers. The definitions of certain capitalized terms used in the following summary are set forth below under "-- Certain Definitions." For purposes of this section, references to the "Company" include only the Company and not its Subsidiaries. A copy of the Indenture can be obtained by contacting William R. Estill by mail at 1901 East Loop 820 South, Forth Worth, Texas 76112-7899, by telephone at (817) 457-3060 or by facsimile at (817) 429-6010.

     The Outstanding Notes are, and the Exchange Notes will be, unsecured obligations of the Company, ranking subordinate in right of payment to all Senior Indebtedness of the Company, including all obligations of the Company under the Revolving Credit Facility. As of October 31, 1997, on a pro forma basis, the Company would have had no Senior Indebtedness outstanding and had approximately $11.4 million of availability under the Revolving Credit Facility.

     The Outstanding Notes have been, and the Exchange Notes will be, issued in fully registered form only, without coupons, in denominations of $1,000 and integral multiples thereof. Initially, the Trustee will act as Paying Agent and Registrar for the Exchange Notes. The Notes may be presented for registration or transfer and exchange at the offices of the Registrar, which initially will be the Trustee's corporate trust office. The Company may change any Paying Agent and Registrar without notice to holders of the Notes (the "Holders"). The Company will pay principal (and premium, if any) on the Notes at the Trustee's corporate office in New York, New York. At the Company's option, interest may be paid at the Trustee's corporate trust office or by check mailed to the registered address of Holders. Any Outstanding Notes that remain outstanding after the completion of this Exchange Offer, together with the Exchange Notes issued in connection with this Exchange Offer, will be treated as a single class of securities under the Indenture.

PRINCIPAL, MATURITY AND INTEREST

     The Notes are limited in aggregate principal amount to $125 million (of which $105 million was issued in the Initial Offering) and will mature on November 15, 2007. Additional amounts may be issued in one or more series from time to time, subject to the limitations set forth under "-- Certain
Covenants -- Limitation on Incurrence of Additional Indebtedness." Interest on the Notes will accrue at the rate of 9 7/8% per annum and will be payable semi-annually in cash on each May 15 and November 15 commencing on May 15, 1998, to the persons who are registered Holders at the close of business on May 1 and November 1 immediately preceding the applicable interest payment date. Interest on the Exchange Notes will accrue (A) from the later of (i) the last interest payment date on which interest was paid on the Outstanding Note surrendered in exchange therefor, or (ii) if the Outstanding Note is surrendered for exchange on a date in a period which includes the record date for an interest payment date to occur on or after the date of such exchange and as to which interest will be paid, the date of such interest payment date or (B) if no interest has been paid on the Outstanding Notes, from the Issue Date.

     The Notes will not be entitled to the benefit of any mandatory sinking fund.

REDEMPTION

     Optional Redemption. The Notes will be redeemable, at the Company's option, in whole at any time or in part from time to time, on and after November 15, 2002, upon not less than 30 nor more than 60 days' notice, at the following redemption prices (expressed as percentages of the principal amount thereof) if redeemed during the twelve-month period commencing on November 15 of the year set forth below, plus, in each case, accrued and unpaid interest thereon, if any, to the date of redemption (the "Redemption Date"):

                       YEAR                         PERCENTAGE
                       ----                         ----------
2002..............................................   104.938%
2003..............................................   103.292%
2004..............................................   101.646%
2005 and thereafter...............................   100.000%

     Optional Redemption upon Public Equity Offerings. At any time, or from time to time, on or prior to November 15, 2000, the Company may, at its option, use the net cash proceeds of one or more Public Equity Offerings (as defined below) to redeem the Notes at a redemption price equal to 109.875% of the principal amount thereof plus accrued and unpaid interest thereon, if any, to the date of redemption; provided that at least 65% of the principal amount of Notes originally issued remains outstanding immediately after any such redemption. In order to effect the foregoing redemption with the proceeds of any Public Equity Offering, the Company shall make such redemption not more than 120 days after the consummation of any such Public Equity Offering.

     As used in the preceding paragraph, "Public Equity Offering" means an underwritten public offering of Qualified Capital Stock of the Company pursuant to a registration statement filed with the Commission in accordance with the Securities Act.

SELECTION AND NOTICE OF REDEMPTION

     In the event that less than all of the Notes are to be redeemed at any time, selection of such Notes for redemption will be made by the Trustee in compliance with the requirements of the principal national securities exchange, if any, on which such Notes are listed or, if such Exchange Notes are not then listed on a national securities exchange, on a pro rata basis, by lot or by such method as the Trustee shall deem fair and appropriate; provided, however, that no Notes of a principal amount of $1,000 or less shall be redeemed in part; provided, further, that if a partial redemption is made with the proceeds of a Public Equity Offering, selection of the Notes or portions thereof for redemption shall be made by the Trustee only on a pro rata basis or on as nearly a pro rata basis as is practicable (subject to DTC procedures), unless such method is otherwise prohibited. Notice of redemption shall be mailed by first-class mail at least 30 but not more than 60 days before the redemption date to each Holder of Notes to be redeemed at its registered address. If any
Note is to be redeemed in part only, the notice of redemption that relates to such Note shall state the portion of the principal amount thereof to be redeemed. A new Note in a principal amount equal to the unredeemed portion thereof will be issued in the name of the Holder thereof upon cancellation of the original Note. On and after the redemption date, interest will cease to accrue on Notes or portions thereof called for redemption as long as the Company has deposited with the Paying Agent funds in satisfaction of the applicable redemption price pursuant to the Indenture.

SUBORDINATION

     The payment of all Obligations on the Notes is subordinated in right of payment to the prior payment in full in cash or Cash Equivalents of all Obligations on Senior Indebtedness. Upon any payment or distribution of assets of the Company of any kind or character, whether in cash, property or securities, to creditors upon any liquidation, dissolution, winding up, reorganization, assignment for the benefit of creditors or marshaling of assets of the Company or in a bankruptcy, reorganization, insolvency, receivership or other similar proceeding relating to the Company or its property, whether voluntary or involuntary, all Obligations due or to become due upon all Senior Indebtedness shall first be paid in full in cash or Cash Equivalents, or such payment duly provided for before any payment or distribution of any kind or character (other than any payment in the form of Permitted Junior Securities) is made on account of any Obligations on the Notes, or for the acquisition of any of the Notes for cash or property or otherwise. If any default occurs and is continuing in the payment when due, whether at maturity, upon any redemption, by declaration or otherwise, of any principal of, interest on, unpaid drawings for letters of credit issued in respect of, or regularly accruing fees with respect to, any Senior Indebtedness, no payment of any kind or character shall be made by or on behalf of the Company or any other Person on its or their behalf with respect to any Obligations on the Notes or to acquire any of the Notes for cash or property or otherwise.

     In addition, if any other event of default occurs and is continuing with respect to any Designated Senior Indebtedness, as such event of default is defined in the instrument creating or evidencing such Designated Senior Indebtedness, permitting the holders of such Designated Senior Indebtedness then outstanding to accelerate the maturity thereof and if the Representative for the respective issue of Designated Senior Indebtedness gives written notice of the event of default to the Trustee (a "Default Notice"), then, unless and until all events of default have been cured or waived or have ceased to exist or the Trustee receives notice from the Representative for the respective issue of Designated Senior Indebtedness terminating the Blockage Period (as defined below), during the 180 days after the delivery of such Default Notice (the "Blockage Period"), neither the Company nor any other Person on its behalf shall
(x) make any payment of any kind or character with respect to any Obligations on the Notes (other than any payment in the form of Permitted Junior Securities) or
(y) acquire any of the Notes for cash or property or otherwise. Notwithstanding anything herein to the contrary, in no event will a Blockage Period extend beyond 180 days from the date the payment on the Notes was due and only one such Blockage Period may be commenced within any 360 consecutive days. No event of default which existed or was continuing on the date of the commencement of any Blockage Period with respect to the Designated Senior Indebtedness shall be, or be made, the basis for commencement of a second Blockage Period by the Representative of such Designated Senior Indebtedness whether or not within a period of 360 consecutive days, unless such event of default shall have been cured or waived for a period of not less than 90 consecutive days (it being acknowledged that any subsequent action, or any breach of any financial covenants for a period commencing after the date of commencement of such Blockage Period that, in either case, would give rise to an event of default pursuant to any provisions under which an event of default previously existed or was continuing shall constitute a new event of default for this purpose).

     By reason of such subordination, in the event of the insolvency of the Company, creditors of the Company who are not holders of Senior Indebtedness, including the Holders of the Notes, may recover less, ratably, than holders of Senior Indebtedness.

     As of October 31, 1997, on pro forma basis, the Company would have had no Senior Indebtedness outstanding and had approximately $11.4 million of availability under the Revolving Credit Facility.

CHANGE OF CONTROL

     The Indenture provides that upon the occurrence of a Change of Control, each Holder will have the right to require that the Company purchase all or a portion of such Holder's Notes pursuant to the offer described below (the "Change of Control Offer"), at a purchase price (the "Change of Control Purchase Price") equal to 101% of the principal amount thereof plus accrued and unpaid interest to the date of purchase.

     Within 30 days following the date upon which the Change of Control occurred, the Company must send, by first class mail, a notice to each Holder, with a copy to the Trustee, which notice shall govern the terms of the Change of Control Offer. Such notice shall state, among other things, the purchase date, which must be no earlier than 30 days nor later than 45 days from the date such notice is mailed, other than as may be required by law (the "Change of Control Payment Date"). Holders electing to have an Note purchased pursuant to a Change of Control Offer will be required to surrender the Note, with the form entitled "Option of Holder to Elect Purchase" on the reverse of the Note completed, to the Paying Agent at the address specified in the notice prior to the close of business on the third Business Day prior to the Change of Control Payment Date.

     If a Change of Control Offer is made, there can be no assurance that the Company will have available funds sufficient to pay the Change of Control purchase price for all the Notes that might be delivered by Holders seeking to accept the Change of Control Offer. A Change of Control Offer might constitute an event of default under the terms of Senior Indebtedness, including the Revolving Credit Facility. In addition, any instruments governing Senior Indebtedness may prohibit the Company from purchasing any Notes prior to their maturity (including pursuant to a Change of Control Offer). If on the purchase date for the Change of Control Offer the Company does not have sufficient funds to pay the Change of Control Purchase Price or is unable to obtain the consent of the holders of such Senior Indebtedness or to repay such Senior Indebtedness, an Event of Default would occur under the Indenture. In the event the Company is required to purchase outstanding Notes pursuant to a Change of Control Offer, the Company expects that it would seek third party financing to the extent it does not have available funds to meet its purchase obligations. However, there can be no assurance that the Company would be able to obtain such financing. In addition, one of the events that constitutes a Change of Control under the Indenture is a sale, conveyance, transfer or lease of all or substantially all of the assets of the Company. The Indenture is governed by New York law, and there is no established quantitative definition under New York law of what constitutes "substantially all" of the assets of a corporation. Accordingly, if the Company were to engage in a transaction in which it disposed of less than all of the assets of the Company, a question or interpretation could arise as to whether such disposition was of "substantially all" of its assets and whether the Company was required to make a Change of Control Offer. If the Company did not make a Change of Control Offer after a disposition of assets and a court of law later determined that the disposition was of "substantially all" of the Company's assets, a Change of Control Offer would then be required. There can be no assurance that the Company would have available funds sufficient to pay the Change of Control Purchase Price to all Holders seeking to accept the Change of Control Offer. If a court of law were to agree with the Company's decision not to make a Change of Control Offer because the disposition was not of "substantially all" of the Company's assets, the Holders would not be entitled to a Change of Control Offer and would not be entitled to receive the Change of Control Purchase Price.

     Neither the Board of Directors of the Company nor the Trustee may waive the covenant relating to a Holder's right to redemption upon a Change of Control. Restrictions in the Indenture described herein on the ability of the Company and its Restricted Subsidiaries, if any, to incur additional Indebtedness, to grant liens on its property, to make Restricted Payments and to make Asset Sales may also make more difficult or discourage a takeover of the Company, whether favored or opposed by the management of the Company. Moreover, any instrument governing Senior Indebtedness of the Company (including the Revolving Credit Agreement) may prohibit the Company from purchasing any Notes prior to their maturity (including pursuant to a Change of Control Offer). Consummation of any such transaction in certain circumstances may require redemption or repurchase of the Notes, and there can be no assurance that the Company or the acquiring party will have sufficient financial resources to effect such redemption or repurchase or, if the Company is unable to obtain the consent of Holders of such Senior Indebtedness, to repay such Senior Indebtedness. Such restrictions and the restrictions on transactions with Affiliates may, in certain circumstances, make more difficult or discourage any leveraged buyout of the Company or any of its Subsidiaries by the management of the Company. While such restrictions cover a wide variety of arrangements which have traditionally been used to effect highly leveraged transactions, the Indenture may not afford the Holders of Notes protection in all circumstances from the adverse aspects of a highly leveraged transaction, reorganization, restructuring, merger or similar transaction.

     The Company will not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by the Company and repurchases all Notes validly tendered and not withdrawn under such Change of Control Offer.

     The Company will comply with the requirements of Rule 14e-1 under the Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of Notes pursuant to a Change of Control Offer. To the extent that the provisions of any securities laws or regulations conflict with the "Change of Control" provisions of the Indenture, the Company shall comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations under the "Change of Control" provisions of the Indenture by virtue thereof.

CERTAIN COVENANTS

     The Indenture contains, among others, the following covenants:

     Limitation on Incurrence of Additional Indebtedness. The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, assume, guarantee, acquire, become liable, contingently or otherwise, with respect to, or otherwise become responsible for payment of (collectively, "incur") any Indebtedness (other than Permitted Indebtedness) provided, however, that if no Default or

Event of Default shall have occurred and be continuing at the time of or as a consequence of the incurrence of any such Indebtedness, the Company and any Restricted Subsidiary that is a Guarantor may incur Indebtedness (including, without limitation, Acquired Indebtedness) if on the date of the incurrence of such Indebtedness, after giving effect to the incurrence thereof, the Consolidated Fixed Charge Coverage Ratio of the Company is greater than 2.0 to 1.0; provided that any guarantee of Indebtedness permitted to be incurred hereunder shall not be a separate incurrence of Indebtedness.

     Limitation on Restricted Payments. The Company will not, and will not cause or permit any of its Restricted Subsidiaries to, directly or indirectly,
(a) declare or pay any dividend or make any distribution (other than dividends or distributions payable in Qualified Capital Stock of the Company) on or in respect of shares of the Company's Capital Stock to holders of such Capital Stock, (b) purchase, redeem or otherwise acquire or retire for value any Capital Stock of the Company or any warrants, rights or options to purchase or acquire shares of any class of such Capital Stock, (c) make any principal payment on, purchase, defease, redeem, prepay, decrease or otherwise acquire or retire for value, prior to any scheduled final maturity, scheduled repayment or scheduled sinking fund payment, any Indebtedness ("Subordinated Indebtedness") of the Company that is subordinate or junior in right of payment to the Notes or (d) make any Investment (other than Permitted Investments) (each of the foregoing actions set forth in clauses (a), (b) (c) and (d) being referred to as a "Restricted Payment"), if at the time of such Restricted Payment or immediately after giving effect thereto, (i) a Default or an Event of Default shall have occurred and be continuing or (ii) the Company is not able to incur at least $1.00 of additional Indebtedness (other than Permitted Indebtedness) in compliance with the "Limitation on Incurrence of Additional Indebtedness" covenant or (iii) the aggregate amount of Restricted Payments (including such proposed Restricted Payment) made subsequent to the Issue Date (the amount expended for such purposes, if other than in cash, being the fair market value of such property as determined in good faith by the Board of Directors of the Company) shall exceed the sum of: (w) 50% (or 100% for the purpose of making a Restricted Payment described in clause (d) above) of the cumulative Consolidated Net Income (or if cumulative Consolidated Net Income shall be a loss, minus 100% of such loss) of the Company earned subsequent to the Issue Date and on or prior to the date the Restricted Payment occurs (the "Reference Date") (treating such period as a single accounting period); plus (x) 100% of the aggregate net cash proceeds received by the Company from any Person (other than a Subsidiary of the Company) from the issuance and sale subsequent to the Issue Date and on or prior to the Reference Date of Qualified Capital Stock of the Company or any options, warrants or rights to purchase Qualified Capital Stock of the Company (other than options, warrants or rights initially issued and sold together with Disqualified Capital Stock or debt securities comprising a unit), together with the aggregate cash received by the Company at the time of exercise of such options, warrants or rights; plus (y) 100% of the aggregate net cash proceeds received on or after the Issue Date by the Company from the issuance or sale (other than to a Subsidiary of the Company) of convertible debt or convertible Disqualified Capital Stock that has been converted into or exchanged for Qualified Capital Stock of the Company, together with the aggregate cash received by the Company at the time of such conversion or exchange; plus (z) without duplication of any amounts included in clause (iii)(y) above, (1) 100% of the aggregate net cash proceeds of any equity contribution received by the Company from a holder of the Company's Capital Stock (excluding, in the case of clauses (iii)(x) and (z), any net cash proceeds from a Public Equity Offering to the extent used to redeem the Notes) and (2) to the extent not otherwise included in the Company's Consolidated Net Income, an amount equal to the net reduction in any investment made by the Company and its Restricted Subsidiaries subsequent to the Issue Date in any Person resulting from (a) payments of interest on debt, dividends, repayments of loans or advances, or other transfers or distributions of Property, in each case to the Company or any Restricted Subsidiary from any Person, and in an amount not to exceed the book value of such investment previously made in such Person that were treated as Restricted Payments, or (b) the designation of any Unrestricted Subsidiary as a Restricted Subsidiary, in each case in an amount not to exceed the lesser of (x) the book value of such Investment previously made in such Unrestricted Subsidiary that were treated as Restricted Payments, and (y) the Fair Market Value of such Unrestricted Subsidiary.

     Notwithstanding the foregoing, the provisions set forth in the immediately preceding paragraph do not prohibit: (1) the payment of any dividend within 60 days after the date of declaration of such dividend if the dividend would have been permitted on the date of declaration; (2) if no Default or Event of Default shall have occurred and be continuing, the acquisition of any shares of Capital Stock of the Company, either (i) solely in exchange for shares of Qualified Capital Stock of the Company or (ii) through the application of net proceeds of a substantially concurrent sale for cash (other than to a Subsidiary of the Company) of shares of Qualified Capital Stock of the Company; (3) if no Default or Event of Default shall have occurred and be continuing, the acquisition of any Indebtedness of the Company that is subordinate or junior in right of payment to the Notes either (i) solely in exchange for shares of Qualified Capital Stock of the Company, or (ii) through the application of net proceeds of a substantially concurrent sale for cash (other than to a Subsidiary of the Company) of (A) shares of Qualified Capital Stock of the Company or (B) Refinancing Indebtedness; and (4) so long as no Default or Event of Default shall have occurred and be continuing, repurchases by the Company of Common Stock of the Company from employees of the Company or any of its Subsidiaries or their authorized representatives upon the death, disability or termination of employment of such employees, in an aggregate amount not to exceed $250,000 in any calendar year; (5) payments under Affiliated Transactions permitted by paragraph (b)(v) of the covenant described in "Limitation on Transactions with Affiliates" that would otherwise constitute Restricted Payments; (6) the purchase of any Subordinated Indebtedness at a purchase price not greater than 101% or 100%, respectively, of the principal amount thereof in the event of a "Change of Control Offer" or a "Net Proceeds Offer," respectively, in accordance with provisions similar to those contained in the "-- Change of Control" and "-- Limitation on Asset Sales" covenants, provided that, prior to any such purchase of Subordinated Indebtedness, the Company has made the Change of Control Offer or the Net Proceeds Offer, as the case may be, in accordance with such covenants and has purchased all Notes validly tendered pursuant to such offer and that no Default or Event of Default is in existence prior to or as a result of such purchases, and (7) the payment of the Transaction Fee to Baker Capital Corporation pursuant to the Recapitalization Agreement. In determining the aggregate amount of Restricted Payments made subsequent to the Issue Date in accordance with clause (iii) of the immediately preceding paragraph, amounts expended pursuant to clauses (1) (if not already taken into consideration for determining such amount upon the declaration thereof), (2) and (4) shall be included in such calculation.

     Not later than the date of making any Restricted Payment, the Company shall deliver to the Trustee an officers' certificate stating that such Restricted Payment complies with the Indenture and setting forth in reasonable detail the basis upon which the required calculations were computed, which calculations may be based upon the Company's latest available internal quarterly financial statements.

     Limitation on Asset Sales. The Company will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless (i) the Company or the applicable Restricted Subsidiary, as the case may be, receives consideration at the time of such Asset Sale at least equal to the fair market value of the assets sold or otherwise disposed of (as determined in good faith by the Company's Board of Directors), (ii) at least 75% of the consideration received by the Company or the Restricted Subsidiary, as the case may be, from such Asset Sale at the time of such disposition shall be in the form of cash or Cash Equivalents (or the assumption of indebtedness and liabilities of the Company or such Restricted Subsidiary and the release of the Company or such Restricted Subsidiary from all liability thereon) or notes or marketable securities that are converted into cash or Cash Equivalents within 180 days after the date of such Asset Sale; and (iii) upon the consummation of an Asset Sale, the Company shall apply, or cause such Restricted Subsidiary to apply, the Net Cash Proceeds relating to such Asset Sale within 360 days of receipt thereof either (A) to prepay any Senior Indebtedness and, in the case of any such Indebtedness under any revolving credit facility, effect a permanent reduction in the availability under such revolving credit facility, (B) to make an investment in properties and assets that replace the properties and assets that were the subject of such Asset Sale or in properties and assets that will be used in the business of the Company and its Subsidiaries or in businesses reasonably related thereto ("Replacement Assets"), or (C) a combination of prepayment and investment permitted by the foregoing clauses (iii)(A) and
(iii)(B). Within 30 days after such 360 day period after an Asset Sale or such earlier date, if any, as the Board of Directors of the Company or of such Restricted Subsidiary determines not to apply the Net Cash Proceeds relating to such Asset Sale as set forth in clauses (iii)(A), (iii)(B) and (iii)(C) of the next preceding sentence (each, a "Net Proceeds Offer Trigger Date"), such aggregate amount of Net Cash Proceeds which have not been applied on or before such Net Proceeds Offer Trigger Date as permitted in clauses (iii)(A), (iii)(B) and (iii)(C) of the next preceding sentence (the "Excess Proceeds") shall be applied by the Company or such Restricted Subsidiary to make an offer to purchase (the "Net Proceeds Offer") Notes and Pari Passu Indebtedness, if applicable, on a date (the "Net Proceeds Offer Payment Date") not less than 30 nor more than 45 days following the applicable Net Proceeds Offer Trigger Date, from all Holders and from holders of Pari Passu Indebtedness, if applicable, on a pro rata basis, that amount of Notes and Pari Passu Indebtedness, if applicable, equal to the Excess Proceeds, with regard to the Notes, at a price equal to 100% of the principal amount of the Notes to be purchased, plus accrued and unpaid interest thereon, if any, to the date of purchase; provided, however, that if at any time within one year of the date of the Asset Sale any non-cash consideration received by the Company or any Restricted Subsidiary of the Company, as the case may be, in connection with any Asset Sale is converted into or sold or otherwise disposed of for cash (other than interest received with respect to any such non-cash consideration), then such conversion or disposition shall be deemed to constitute an Asset Sale hereunder and the Net Cash Proceeds thereof shall be applied in accordance with this covenant. The Company may defer the Net Proceeds Offer until there are aggregate unutilized Excess Proceeds equal to or in excess of $10,000,000 resulting from one or more Asset Sales (at which time, the entire unutilized Excess Proceeds, and not just the amount in excess of $10,000,000, shall be applied as required pursuant to this paragraph).

     In the event of the transfer of substantially all (but not all) of the property and assets of the Company and its Restricted Subsidiaries as an entirety to a Person in a transaction permitted under "-- Merger, Consolidation and Sale of Assets" and if the Company has not made a Change of Control Offer in connection with any such transfer, the successor corporation shall be deemed to have sold the properties and assets of the Company and its Restricted Subsidiaries not so transferred for purposes of this covenant, and shall comply with the provisions of this covenant with respect to such deemed sale as if it were an Asset Sale. In addition, the fair market value of such properties and assets of the Company or its Restricted Subsidiaries deemed to be sold shall be deemed to be Net Cash Proceeds for purposes of this covenant.

     Each Net Proceeds Offer will be mailed to the record Holders as shown on the register of Holders within 25 days following the Net Proceeds Offer Trigger Date, with a copy to the Trustee, and shall comply with the procedures set forth in the Indenture. Upon receiving notice of the Net Proceeds Offer, Holders may elect to tender their Notes in whole or in part in integral multiples of $1,000 in exchange for cash. A Net Proceeds Offer shall remain open for a period of 20 business days or such longer period as may be required by law. Any amounts not utilized to repurchase Notes shall no longer constitute Net Cash Proceeds with respect to such Asset Sale.

     When the aggregate amount of Excess Proceeds equals or exceeds $10,000,000, the Company shall make an offer to purchase, from all Holders of the Notes and any then outstanding Pari Passu Indebtedness required to be repurchased or repaid on a permanent basis in connection with an Asset Sale, an aggregate principal amount of Notes and any such Pari Passu Indebtedness equal to such Excess Proceeds as follows:

          (i) (A) The Company shall make an offer to purchase (a "Net Proceeds Offer") from all Holders of the Notes in accordance with the procedures set forth in the Indenture the maximum principal amount (expressed as a multiple of $1,000) of Notes that may be purchased out of an amount (the "Payment Amount") equal to the product of such Excess Proceeds multiplied by a fraction, the numerator of which is the outstanding principal amount of the Notes and the denominator of which is the sum of the outstanding principal amount of the Notes and such Pari Passu Indebtedness, if any (subject to proration in the event such amount is less than the aggregate Offered Price (as defined in clause (ii) below) of all Notes tendered), and
     (B) to the extent required by any such Pari Passu Indebtedness and provided there is a permanent reduction in the principal amount of such Pari Passu Indebtedness, the Company shall make an offer to purchase such Pari Passu Indebtedness (a "Pari Passu Offer") in an amount (the "Pari Passu Indebtedness Amount") equal to the excess of the Excess Proceeds over the Payment Amount.

          (ii) The offer price for the Notes shall be payable in cash in an amount equal to 100% of the principal amount of the Notes tendered pursuant to a Net Proceeds Offer, plus accrued and unpaid interest, if any, to the date such Net Proceeds Offer is consummated (the "Offered Price"), in accordance with the procedures set forth in the Indenture. To the extent that the aggregate Offered Price of the Notes tendered pursuant to a Net Proceeds Offer is less than the Payment Amount relating thereto or the aggregate amount of the Pari Passu Indebtedness that is purchased or repaid pursuant to the Pari

     Passu Offer is less than the Pari Passu Indebtedness Amount (such shortfall constituting a "Net Proceeds Deficiency"), the Company may use such Net Proceeds Deficiency, or a portion thereof, for general corporate purposes, subject to the limitations of the "Limitation on Restricted Payments" covenant.

          (iii) If the aggregate Offered Price of Notes validly tendered and not withdrawn by Holders thereof exceeds the Payment Amount, Notes to be purchased will be selected on a pro rata basis. Upon completion of such Net Proceeds Offer and Pari Passu Offer, the amount of Excess Proceeds shall be reset to zero.

     The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of Notes pursuant to a Net Proceeds Offer. To the extent that the provisions of any securities laws or regulations conflict with the "Asset Sale" provisions of the Indenture, the Company shall comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations under the "Asset Sale" provisions of the Indenture by virtue thereof.

     Limitation on Dividends and Other Payment Restrictions Affecting Subsidiaries. The Company will not, and will not cause or permit any of its Restricted Subsidiaries to, directly or indirectly, create or otherwise cause or permit to exist or become effective any encumbrance or restriction on the ability of any Restricted Subsidiary of the Company to (a) pay dividends or make any other distributions on or in respect of its Capital Stock; (b) make loans or advances or to pay any Indebtedness or other obligation owed to the Company or any other Restricted Subsidiary of the Company; or (c) transfer any of its property or assets to the Company or any other Restricted Subsidiary of the Company, except for such encumbrances or restrictions existing under or by reason of: (1) applicable law; (2) the Indenture; (3) Indebtedness existing on the Issue Date; (4) the Revolving Credit Facility; (5) restrictions imposed by Liens permitted by the Indenture; (6) restrictions imposed by an agreement for the sale of Capital Stock or assets of a Restricted Subsidiary, provided that such restrictions apply to the Capital Stock or Assets being sold; (7) customary non-assignment provisions of any contract, any license, any lease governing a leasehold interest or similar agreement of any Restricted Subsidiary of the Company; (8) any instrument governing Acquired Indebtedness, which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person or the properties or assets of the Person so acquired; or (9) an agreement governing Indebtedness incurred to Refinance the Indebtedness issued, assumed or incurred pursuant to an agreement referred to in clauses (2), (3), (4) or (8) above; provided, however, that the provisions relating to such encumbrance or restriction contained in any such Indebtedness are no less favorable taken as a whole to the Company in any material respect as determined by the Board of Directors of the Company in their reasonable and good faith judgment than the provisions relating to such encumbrance or restriction contained in agreements referred to in such clauses (2), (3), (4) or (8).

     Limitation on Preferred Stock of Restricted Subsidiaries. The Company will not permit any of its Restricted Subsidiaries to issue any Preferred Stock (other than to the Company or to a Wholly Owned Restricted Subsidiary of the Company) or permit any Person (other than the Company or a Wholly Owned Restricted Subsidiary of the Company) to own any Preferred Stock of any Restricted Subsidiary of the Company.

     Limitation on Liens. The Company will not, and will not cause or permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, assume or permit or suffer to exist any Liens of any kind against or upon any property or assets of the Company or any of its Restricted Subsidiaries whether owned on the Issue Date or acquired after the Issue Date, or any proceeds therefrom, or assign or otherwise convey any right to receive income or profits therefrom unless (i) in the case of Liens securing Indebtedness that is expressly subordinate or junior in right of payment to the Notes, the Notes are secured by a Lien on such property, assets or proceeds that is senior in priority to such Liens and (ii) in all other cases, the Notes are equally and ratably secured, except for (A) Liens existing as of the Issue Date to the extent and in the manner such Liens are in effect on the Issue Date; (B) Liens securing Senior Indebtedness; (C) Liens securing the Notes; (D) Liens of the Company or a Wholly Owned Restricted Subsidiary of the Company on assets of any

Subsidiary of the Company; (E) Liens securing Refinancing Indebtedness which is incurred to Refinance any Indebtedness which has been secured by a Lien permitted under the Indenture and which has been incurred in accordance with the provisions of the Indenture; provided, however, that such Liens (A) are not materially less favorable to the Holders and are not materially more favorable to the lienholders with respect to such Liens than the Liens in respect of the Indebtedness being Refinanced and (B) do not extend to or cover any property or assets and improvements and attachments thereto and proceeds thereof of the Company or any of its Subsidiaries not securing the Indebtedness so Refinanced; and (F) Permitted Liens.

     Merger, Consolidation and Sale of Assets. The Company will not, in a single transaction or series of related transactions, consolidate or merge with or into any Person, or sell, assign, transfer, lease, convey or otherwise dispose of (or cause or permit any Restricted Subsidiary of the Company to sell, assign, transfer, lease, convey or otherwise dispose of) all or substantially all of the Company's assets (determined on a consolidated basis for the Company and the Company's Restricted Subsidiaries) to any Person, unless: (i) either (1) the Company shall be the surviving or continuing corporation or (2) the Person (if other than the Company) formed by such consolidation or into which the Company is merged or the Person which acquires by sale, assignment, transfer, lease, conveyance or other disposition the properties and assets of the Company and of the Company's Restricted Subsidiaries substantially as an entirety (the "Surviving Entity") (x) shall be a corporation organized and validly existing under the laws of the United States or any State thereof or the District of Columbia and (y) shall expressly assume, by supplemental indenture (in form and substance satisfactory to the Trustee), executed and delivered to the Trustee, the due and punctual payment of the principal of, and premium, if any, and interest on all of the Notes and the performance of every covenant of the Notes, the Indenture and the Registration Rights Agreement on the part of the Company to be performed or observed; (ii) immediately after giving effect to such transaction and the assumption contemplated by clause (i)(2)(y) above (including giving effect to any Indebtedness and Acquired Indebtedness incurred or anticipated to be incurred in connection with or in respect of such transaction), the Company or such Surviving Entity, as the case may be, (1) shall have a Consolidated Net Worth equal to or greater than the Consolidated Net Worth of the Company immediately prior to such transaction and (2) shall be able to incur at least $1.00 of additional Indebtedness (other than Permitted Indebtedness) pursuant to the "-- Limitation on Incurrence of Additional Indebtedness" covenant; (iii) immediately before and immediately after giving effect to such transaction and the assumption contemplated by clause (i)(2)(y) above (including, without limitation, giving effect to any Indebtedness and Acquired Indebtedness incurred or anticipated to be incurred and any Lien granted in connection with or in respect of the transaction), no Default or Event of Default shall have occurred or be continuing; and (iv) the Company or the Surviving Entity shall have delivered to the Trustee an officers' certificate and an opinion of counsel, each stating that such consolidation, merger, sale, assignment, transfer, lease, conveyance or other disposition and, if a supplemental indenture is required in connection with such transaction, such supplemental indenture comply with the applicable provisions of the Indenture and that all conditions precedent in the Indenture relating to such transaction have been satisfied.

     For purposes of the foregoing, the transfer (by lease, assignment, sale or otherwise, in a single transaction or series of related transactions) of all or substantially all of the properties or assets of one or more Restricted Subsidiaries of the Company, the Capital Stock of which constitutes all or substantially all of the properties and assets of the Company, shall be deemed to be the transfer of all or substantially all of the properties and assets of the Company.

     The Indenture provides that upon any consolidation, combination or merger or any transfer of all or substantially all of the assets of the Company in accordance with the foregoing, in which the Company is not the continuing corporation, the successor Person formed by such consolidation or into which the Company is merged or to which such conveyance, lease or transfer is made shall succeed to, and be substituted for, and may exercise every right and power of, the Company under the Indenture and the Notes with the same effect as if such surviving entity had been named as such, and, except in the case of a lease, the predecessor Person shall be released from all such obligations.

     Each Subsidiary Guarantor (other than any Guarantor whose Guarantee (as defined) is to be released in accordance with the terms of the Guarantee and the Indenture in connection with any transaction complying with the provisions of "-- Limitation on Asset Sales") will not, and the Company will not cause or permit any Subsidiary Guarantor to, consolidate with or merge with or into any Person other than the Company or any other Subsidiary Guarantor unless: (i) the entity formed by or surviving any such consolidation or merger (if other than the Subsidiary Guarantor) or to which such sale, lease, conveyance or other disposition shall have been made is a corporation organized and existing under the laws of the United States or any State thereof or the District of Columbia or the jurisdiction of incorporation of the Subsidiary Guarantor; (ii) such entity assumes by supplemental indenture all of the obligations of the Subsidiary Guarantor on the Guarantee; (iii) immediately after giving effect to such transaction, no Default or Event of Default shall have occurred and be continuing; and (iv) immediately after giving effect to such transaction and the use of any net proceeds therefrom on a pro forma basis, the Company could satisfy the provisions of subclause (2) of clause (ii) of the first paragraph of this covenant. Any merger or consolidation of a Subsidiary Guarantor with and into the Company (with the Company being the surviving entity) or another Subsidiary Guarantor that is a Wholly Owned Restricted Subsidiary of the Company need only comply with clause (iv) of the first paragraph of this covenant.

     Limitations on Transactions with Affiliates. (a) The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, enter into or permit to exist any transaction or series of related transactions (including, without limitation, the purchase, sale, lease or exchange of any property or the rendering of any service) with, or for the benefit of, any of its Affiliates (each an "Affiliate Transaction"), other than (x) Affiliate Transactions permitted under paragraph (b) below and (y) Affiliate Transactions on terms that are no less favorable than those that might reasonably have been obtained in a comparable transaction at such time on an arm's-length basis from a Person that is not an Affiliate of the Company or such Restricted Subsidiary (and, in the case of a transaction between the Company and a Restricted Subsidiary that is not a Wholly Owned Restricted Subsidiary, fair to the Company). All Affiliate Transactions (and each series of related Affiliate Transactions which are similar or part of a common plan) involving aggregate payments or other property with a fair market value in excess of $1,000,000 shall be approved by the Board of Directors of the Company or such Restricted Subsidiary, as the case may be, such approval to be evidenced by a Board Resolution stating that such Board of Directors has determined that such transaction complies with the foregoing provisions. If the Company or any Restricted Subsidiary of the Company enters into an Affiliate Transaction (or a series of related Affiliate Transactions related to a common plan) that involves an aggregate fair market value of more than $5,000,000, the Company or such Restricted Subsidiary, as the case may be, shall, prior to the consummation thereof, obtain a favorable opinion as to the fairness of such transaction or series of related transactions to the Company or the relevant Restricted Subsidiary, as the case may be, from a financial point of view, from an Independent Financial Advisor and file the same with the Trustee.

     (b) The restrictions set forth in clause (a) shall not apply to (i) reasonable fees and compensation paid to and indemnity provided on behalf of, officers, directors, employees or consultants of the Company or any Restricted Subsidiary of the Company as determined in good faith by the Company's Board of Directors or senior management; (ii) transactions exclusively between or among the Company and any of its Wholly Owned Restricted Subsidiaries or exclusively between or among such Wholly Owned Restricted Subsidiaries, provided such transactions are not otherwise prohibited by the Indenture; (iii) any agreement as in effect as of the Issue Date or any amendment thereto or any transaction contemplated thereby (including pursuant to any amendment thereto) in any replacement agreement thereto so long as any such amendment or replacement agreement is not more disadvantageous to the Holders in any material respect than the original agreement as in effect on the Issue Date; (iv) Restricted Payments permitted by the Indenture; (v) advances, loans and relocation allowances made to officers and employees of the Company in the ordinary course of business, not to exceed $500,000 outstanding at any one time; and (vi) payments made pursuant to the Financial Advisory Agreement, provided, however, no Default or Event of Default shall have occurred and be continuing at the time any such payment is made.

     Additional Subsidiary Guarantees. If the Company or any of its Restricted Subsidiaries transfers or causes to be transferred, in one transaction or a series of related transactions, any property with a fair market value in excess of $500,000 to any Restricted Subsidiary that is not a Guarantor, or if the Company or any of its Restricted Subsidiaries shall organize, acquire or otherwise invest in another Restricted Subsidiary having total assets with a book value in excess of $500,000, then such transferee or acquired or other Restricted Subsidiary shall (i) execute and deliver to the Trustee a supplemental indenture in form reasonably satisfactory to the Trustee pursuant to which such Restricted Subsidiary shall unconditionally guarantee (a "Guarantee") on a senior subordinated basis all of the Company's obligations under the Notes and the Indenture on the terms set forth in the Indenture and
(ii) deliver to the Trustee an opinion of counsel that such supplemental indenture has been duly authorized, executed and delivered by such Restricted Subsidiary and constitutes a legal, valid, binding and enforceable obligation of such Restricted Subsidiary. Thereafter, such Restricted Subsidiary shall be a Guarantor for all purposes of the Indenture. The Obligations of a Guarantor under its Guarantee will be subordinated to the prior payment in full of Guarantor Senior Indebtedness of such Guarantor to substantially the same extent as the Notes are subordinated to Senior Indebtedness.

     Each Guarantor may consolidate with or merge into or sell its assets to the Company or another Guarantor that is a Wholly Owned Restricted Subsidiary of the Company without limitation, or with or into or to other Persons upon the terms and conditions set forth in the Indenture. See "-- Merger, Consolidation and Sale of Assets." In the event all of the Capital Stock of a Guarantor is sold by the Company and/or by one or more of the Company's Restricted Subsidiaries or in the event all or substantially all assets of a Guarantor are sold by the Company and/or by one of the Company's Restricted Subsidiaries and (i) such sale complies with the provisions set forth in "-- Limitation on Asset Sales" and
(ii) such Guarantor is released from all of its obligations under the Revolving Credit Agreement, the Guarantor's Guarantee will be automatically and unconditionally released. In addition, any Guarantor that is designated as an Unrestricted Subsidiary in accordance with the terms of the Indenture will be relieved of its obligations under its Guarantee.

     Conduct of Business. The Company and its Restricted Subsidiaries will not engage in any businesses the majority of the revenues of which are not derived from the same or reasonably similar, ancillary or related to, or a reasonable extension, development or expansion of, the businesses in which the Company is engaged on the Issue Date.

     Reports to Holders. The Indenture provides that the Company will deliver to the Trustee within 15 days after the filing of the same with the Commission, copies of the quarterly and annual reports and of the information, documents and other reports, if any, which the Company is required to file with the Commission pursuant to Section 13 or 15(d) of the Exchange Act. The Indenture further provides that, notwithstanding that the Company may not be subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, the Company will file with the Commission, to the extent permitted, and provide (without exhibits) the Trustee and Holders with such annual reports and such information, documents and other reports specified in Sections 13 and 15(d) of the Exchange Act. The Company will also comply with the other provisions of TIA sec.314(a).

EVENTS OF DEFAULT

     The following events are defined in the Indenture as "Events of Default":

          (i) the failure to pay interest on any Notes when the same becomes due and payable and the default continues for a period of 30 days;

          (ii) the failure to pay the principal or premium, if any, on any Notes, when such principal becomes due and payable, at maturity, upon redemption or otherwise (including the failure to make a payment to purchase Notes tendered pursuant to a Change of Control Offer or a Net Proceeds Offer);

          (iii) a default in the observance or performance of any other covenant or agreement contained in the Indenture which default continues for a period of 30 days after the Company receives written notice specifying the default (and demanding that such default be remedied) from the Trustee or the Holders of at least 25% of the outstanding principal amount of the Notes (except in the case of a default with respect to the "Merger, Consolidation and Sale of Assets" covenant, which will constitute an Event of Default with such notice requirement but without such passage of time requirement);

          (iv) the failure to pay at final maturity (giving effect to any applicable grace periods and any extensions thereof) the principal amount of any Indebtedness of the Company or any Restricted Subsidiary of the Company, or the acceleration of the final stated maturity of any such Indebtedness, if the aggregate principal amount of such Indebtedness, together with the principal amount of any other such Indebtedness in default for failure to pay principal at final maturity or which has been accelerated, aggregates $3.5 million or more at any time;

          (v) one or more judgments in an aggregate amount in excess of $3.5 million (exclusive of amounts covered by insurance as to which the insurer has acknowledged coverage) shall have been rendered against the Company or any of its Restricted Subsidiaries and such judgments remain undischarged, unpaid, unstayed, unvacated or unbonded for a period of 60 days after such judgment or judgments become final and non-appealable;

          (vi) certain events of bankruptcy affecting the Company or any of its Significant Subsidiaries; or

          (vii) any of the Guarantees ceases to be in force and effect or any of the Guarantees is declared to be null and void and unenforceable or any of the Guarantees is found to be invalid or any of the Guarantors denies its liability under its Guarantee (other than by reason of release of a Guarantor in accordance with the terms of the Indenture).

     If an Event of Default (other than an Event of Default specified in clause
(vi) above with respect to the Company) shall occur and be continuing, the Trustee or the Holders of at least 25% in principal amount of outstanding Notes may declare the principal of and accrued interest on all the Notes to be due and payable by notice in writing to the Company and the Trustee specifying the respective Event of Default and that it is a "notice of acceleration", and the same shall become immediately due and payable. If an Event of Default specified in clause (vi) above with respect to the Company occurs and is continuing, then all unpaid principal of, and premium, if any, and accrued and unpaid interest on all of the outstanding Notes, as a result of the occurrence of the Event of Default, shall become and be immediately due and payable without any declaration or other act on the part of the Trustee or any Holder. If, prior to the delivery of any such "notice of acceleration" with respect to an Event of Default specified in clause (iv) above, any such payment default or acceleration relating to such other Indebtedness shall have been cured or rescinded or such Indebtedness shall have been discharged, in each count within 30 days of such default or acceleration, then such Event of Default specified in clause (iv) shall be deemed cured for all purposes of the Indenture.

     The Indenture provides that, at any time after a declaration of acceleration with respect to the Notes as described in the preceding paragraph, the Holders of a majority in aggregate principal amount of the Notes may rescind and cancel such declaration and its consequences (i) if the rescission would not conflict with any judgment or decree, (ii) if all existing Events of Default have been cured or waived except nonpayment of principal or interest that has become due solely because of the acceleration, (iii) to the extent the payment of such interest is lawful, interest on overdue installments of interest and overdue principal, which has become due otherwise than by such declaration of acceleration, has been paid, (iv) if the Company has paid the Trustee its reasonable compensation and reimbursed the Trustee for its expenses, disbursements and advances and (v) in the event of the cure or waiver of an Event of Default of the type described in clause (vi) of the description above of Events of Default, the Trustee shall have received an officers' certificate and an opinion of counsel that such Event of Default has been cured or waived. No such rescission shall affect any subsequent Default or impair any right consequent thereto.

     The Holders of a majority in aggregate principal amount of the Notes may waive any existing Default or Event of Default under the Indenture, and its consequences, except a default in the payment of the principal of or interest on any Notes.

     Holders of the Notes may not enforce the Indenture or the Notes except as provided in the Indenture and under the TIA. Subject to the provisions of the Indenture relating to the duties of the Trustee, the Trustee is under no obligation to exercise any of its rights or powers under the Indenture at the request, order or direction of any of the Holders, unless such Holders have offered to the Trustee reasonable indemnity. Subject to all provisions of the Indenture and applicable law, the Holders of a majority in aggregate principal amount of the then outstanding Notes have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee.

     Under the Indenture, the Company is required to provide an officers' certificate to the Trustee promptly upon any such officer obtaining knowledge of any Default or Event of Default (provided that such officers shall provide such certification at least annually whether or not they know of any Default or Event of Default) that has occurred and, if applicable, describe such Default or Event of Default and the status thereof.

LEGAL DEFEASANCE AND COVENANT DEFEASANCE

     The Company may, at its option and at any time, elect to have its obligations and the obligations of the Guarantors discharged with respect to the outstanding Notes ("Legal Defeasance"). Such Legal Defeasance means that the Company shall be deemed to have paid and discharged the entire indebtedness represented by the outstanding Notes and the Company and the Guarantors shall be discharged from all their obligations with respect to the Notes, the Guarantees and the Indenture, except for (i) the rights of Holders to receive payments in respect of the principal of, premium, if any, and interest on the Notes when such payments are due, (ii) the Company's rights of optional redemption, (iii) the Company's obligations with respect to the Notes concerning issuing temporary Notes, registration of Notes, mutilated, destroyed, lost or stolen Notes and the maintenance of an office or agency for payments, (iv) the rights, powers, trust, duties and immunities of the Trustee and the Company's obligations in connection therewith and (v) the Legal Defeasance provisions of the Indenture. In addition, the Company may, at its option and at any time, elect to have the obligations of the Company and the Guarantors released with respect to certain covenants that are described in the Indenture ("Covenant Defeasance") and thereafter any omission to comply with such obligations shall not constitute a Default or Event of Default with respect to the Notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, reorganization and insolvency events) described under "Events of Default" will no longer constitute an Event of Default with respect to the Notes.

     In order to exercise either Legal Defeasance or Covenant Defeasance, (i) the Company must irrevocably deposit with the Trustee, in trust, for the benefit of the Holders cash in U.S. dollars, non-callable U.S. government obligations, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, and interest on the Notes on the stated date for payment thereof or on the applicable redemption date, as the case may be; (ii) in the case of Legal Defeasance, the Company shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that (A) the Company has received from, or there has been published by, the Internal Revenue Service a ruling or (B) since the date of the Indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel shall confirm that, the Holders will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred; (iii) in the case of Covenant Defeasance, the Company shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that the Holders will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;
(iv) no Default or Event of Default shall have occurred and be continuing on the date of such deposit or insofar as Events of Default from bankruptcy or insolvency events are concerned, at any time in the period ending on the 91st day after the date of deposit; (v) such Legal Defeasance or Covenant Defeasance shall not result in a breach or violation of, or constitute a default under the Indenture or any other material agreement or instrument to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound; (vi) the Company shall have delivered to the Trustee an officers' certificate stating that the deposit was not made by the Company with the intent of preferring the Holders over any other creditors of the Company or with the intent of defeating, hindering, delaying or defrauding any other creditors of the Company or others; (vii) the Company shall have delivered to the Trustee an officers' certificate and an opinion of counsel, each stating that all conditions precedent provided for or relating to the Legal Defeasance or the Covenant Defeasance have been complied with; (viii) the Company shall have delivered to the Trustee an opinion of counsel to the effect that after the 91st day following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally; and (ix) certain other customary conditions precedent are satisfied.

SATISFACTION AND DISCHARGE

     The Indenture will be discharged and will cease to be of further effect as to all outstanding Notes when (i) either (a) all the Notes theretofore authenticated and delivered (except lost, stolen or destroyed Notes which have been replaced or paid and Notes for whose payment money has theretofore been deposited in trust or segregated and held in trust by the Company and thereafter repaid to the Company or discharged from such trust) have been delivered to the Trustee for cancellation or (b) all Notes not theretofore delivered to the Trustee for cancellation have become due and payable or will become due and payable within one year or are to be called for redemption within one year under irrevocable arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name and at the expense of the Company, and the Company has irrevocably deposited or caused to be deposited with the Trustee funds in an amount sufficient to pay and discharge the entire Indebtedness on the Notes not theretofore delivered to the Trustee for cancellation, for principal of, premium, if any, and interest on the Notes to the date of deposit together with irrevocable instructions from the Company directing the Trustee to apply such funds to the payment thereof at maturity or redemption, as the case may be; (ii) the Company has paid all other sums then due and payable under the Indenture by the Company; and (iii) the Company has delivered to the Trustee an officers' certificate and an opinion of counsel stating that all conditions precedent under the Indenture relating to the satisfaction and discharge of the Indenture have been complied with.

MODIFICATION OF THE INDENTURE

     From time to time, the Company, the Guarantors, if any, and the Trustee, without the consent of the Holders, may amend the Indenture for certain specified purposes, including curing ambiguities, defects or inconsistencies so long as any such change does not, in the opinion of the Trustee, adversely affect the rights of any of the Holders in any material respect. In formulating its opinion on such matters, the Trustee will be entitled to rely on such evidence as it deems appropriate, including, without limitation, solely on an opinion of counsel. Other modifications and amendments of the Indenture may be made with the consent of the Holders of a majority in principal amount of the then outstanding Notes issued under the Indenture, except that, without the consent of each Holder affected thereby, no amendment may: (i) reduce the amount of Notes whose Holders must consent to an amendment; (ii) reduce the rate of or change or have the effect of changing the time for payment of interest, including defaulted interest, on any Notes; (iii) reduce the principal of or change or have the effect of changing the fixed maturity of any Notes, or change the date on which any Notes may be subject to redemption or repurchase, or reduce the redemption or repurchase price therefor; (iv) make any Notes payable in money other than that stated in the Notes; (v) make any change in provisions of the Indenture protecting the right of each Holder to receive payment of principal of and interest on such Note on or after the due date thereof or to bring suit to enforce such payment, or permitting Holders of a majority in principal amount of Notes to waive Defaults or Events of Default; (vi) amend, change or modify in any material respect the obligation of the Company to make and consummate a Change of Control Offer in the event of a Change of Control or make and consummate a Net Proceeds Offer with respect to any Asset Sale that has been consummated or modify any of the provisions or definitions with respect thereto following the consummation of such event; or (vii) release any Guarantor from any of its obligations under its Guarantee or the Indenture otherwise than in accordance with the terms of the Indenture.

GOVERNING LAW

     The Indenture provides that it, the Notes and the Guarantees will be governed by, and construed in accordance with, the laws of the State of New York but without giving effect to applicable principles of conflicts of law to the extent that the application of the law of another jurisdiction would be required thereby.

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

THE TRUSTEE

     The Indenture provides that, except during the continuance of an Event of Default, the Trustee will perform only such duties as are specifically set forth in the Indenture. During the existence of an Event of Default, the Trustee will exercise such rights and powers vested in it by the Indenture, and use the same degree of care and skill in its exercise as a prudent man would exercise or use under the circumstances in the conduct of his own affairs.

     The Indenture and the provisions of the TIA contain certain limitations on the rights of the Trustee, should it become a creditor of the Company, to obtain payments of claims in certain cases or to realize on certain property received in respect of any such claim as security or otherwise. Subject to the TIA, the Trustee will be permitted to engage in other transactions; provided that if the Trustee acquires any conflicting interest as described in the TIA, it must eliminate such conflict or resign.

CERTAIN DEFINITIONS

     Set forth below is a summary of certain of the defined terms used in the Indenture. Reference is made to the Indenture for the full definition of all such terms, as well as any other terms used herein for which no definition is provided.

     "Acquired Indebtedness" means Indebtedness of a Person or any of its Subsidiaries existing at the time such Person becomes a Restricted Subsidiary of the Company or at the time it merges or consolidates with the Company or any of its Subsidiaries or assumed in connection with the acquisition of assets from such Person and in each case not incurred by such Person in connection with, or in anticipation or contemplation of, such Person becoming a Restricted Subsidiary of the Company or such acquisition, merger or consolidation.

     "Affiliate" means, with respect to any specified Person, any other Person who directly or indirectly through one or more intermediaries controls, or is controlled by, or is under common control with, such specified Person. The term "control" means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative of the foregoing.

     "Asset Acquisition" means (a) an Investment by the Company or any Restricted Subsidiary of the Company in any other Person pursuant to which such Person shall become a Restricted Subsidiary of the Company or any Restricted Subsidiary of the Company, or shall be merged with or into the Company or any Restricted Subsidiary of the Company, or (b) the acquisition by the Company or any Restricted Subsidiary of the Company of the assets of any Person (other than a Restricted Subsidiary of the Company) which constitute all or substantially all of the assets of such Person or comprises any division or line of business of such Person or any other properties or assets of such Person other than in the ordinary course of business.

     "Asset Sale" means any direct or indirect sale, issuance, conveyance, transfer, lease (other than operating leases entered into in the ordinary course of business), assignment or other transfer for value by the Company or any of its Restricted Subsidiaries (including any Sale and Leaseback Transaction) to any Person other than the Company or a Wholly Owned Restricted Subsidiary (or a Wholly Owned Restricted Subsidiary of a Restricted Subsidiary) of the Company of
(a) any Capital Stock of any Restricted Subsidiary of the Company other than directors' qualifying shares; or (b) any other property or assets of the Company or any Restricted Subsidiary of the Company other than in the ordinary course of business; provided, however, that Asset Sales shall not include (i) a transaction or series of related transactions for which the Company or its Restricted Subsidiaries receive aggregate consideration of less than $500,000,
(ii) a disposition of Cash Equivalents, (iii) any Restricted Payment that is permitted to be made, and is made, under the first paragraph of the covenant described above under "Limitation on Restricted Payments", and (iv) the sale, lease, conveyance, disposition or other transfer of all or substantially all of the assets (including cash or Cash Equivalents) of the Company as permitted under "Merger, Consolidation and Sale of Assets" and in compliance with the Change of Control Covenant.

     "Board of Directors" means, as to any Person, the board of directors of such Person or any duly authorized committee thereof.

     "Board Resolution" means, with respect to any Person, a copy of a resolution certified by the Secretary or an Assistant Secretary of such Person to have been duly adopted by the Board of Directors of such Person and to be in full force and effect on the date of such certification, and delivered to the Trustee.

     "Capital Stock" means (i) with respect to any Person that is a corporation, any and all shares, interests, participations or other equivalents (however designated and whether or not voting) of corporate stock, including each class of Common Stock and Preferred Stock of such Person and (ii) with respect to any Person that is not a corporation, any and all partnership or other equity interests of such Person.

     "Capitalized Lease Obligation" means, as to any Person, the obligations of such Person under a lease that are required to be classified and accounted for as capital lease obligations under GAAP and, for purposes of this definition, the amount of such obligations at any date shall be the capitalized amount of such obligations at such date, determined in accordance with GAAP.

     "Cash Equivalents" means (i) marketable direct obligations issued by, or unconditionally guaranteed by, the United States Government or issued by any agency thereof and backed by the full faith and credit of the United States, in each case maturing within one year from the date of acquisition thereof; (ii) marketable direct obligations issued by any state of the United States of America or any political subdivision of any such state or any public instrumentality thereof maturing within one year from the date of acquisition thereof and, at the time of acquisition, having one of the two highest ratings obtainable from either Standard & Poor's Ratings Group ("S&P") or Moody's Investors Service, Inc. ("Moody's"); (iii) commercial paper maturing no more than one year from the date of creation thereof and, at the time of acquisition, having a rating of at least A-1 from S&P or at least P-1 from Moody's; (iv) certificates of deposit or bankers' acceptances maturing within one year from the date of acquisition thereof issued by any bank organized under the laws of the United States of America or any state thereof or the District of Columbia or any U.S. branch of a foreign bank having at the date of acquisition thereof combined capital and surplus of not less than $250,000,000 and deposits in bank accounts in the ordinary course of business; (v) repurchase obligations with a term of not more than seven days for underlying securities of the types described in clause (i) above entered into with any bank meeting the qualifications specified in clause (iv) above; (vi) investments in money market funds which invest substantially all their assets in securities of the types described in clauses (i) through (v) above; and (vii) investments made by Foreign Subsidiaries in local currencies in instruments issued by or with entities of such jurisdiction having correlative attributes to the foregoing.

     "Change of Control" means the occurrence of one or more of the following events: (i) any sale, lease, exchange or other transfer (in one transaction or a series of related transactions) of all or substantially all of the assets of the Company to any Person or group of related Persons for purposes of Section 13(d) of the Exchange Act (a "Group"), together with any Affiliates thereof (whether or not otherwise in compliance with the provisions of the Indenture), other than a Wholly-Owned Restricted Subsidiary; (ii) the approval by the holders of Capital Stock of the Company of any plan or proposal for the liquidation or dissolution of the Company (whether or not otherwise in compliance with the provisions of the Indenture); (iii) any Person or Group (other than the Permitted Holders(s)) shall become the owner, directly or indirectly, beneficially or of record, of shares representing more than 50% of the aggregate ordinary voting power represented by the issued and outstanding Capital Stock of the Company; or (iv) during any period of two consecutive years, individuals who at the beginning of such period constituted the Company's Board of Directors (together with any new directors whose election or appointment by such board or whose nomination for election by the stockholders of the Company was approved by a vote of a majority of the directors then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the Company's Board of Directors then in office.

     "Common Stock" of any Person means any and all shares, interests or other participations in, and other equivalents (however designated and whether voting or non-voting) of such Person's common stock, whether outstanding on the Issue Date or issued after the Issue Date, and includes, without limitation, all series and classes of such common stock.

     "Consolidated EBITDA" means, with respect to any Person, for any period, the sum (without duplication) of (i) Consolidated Net Income and (ii) to the extent Consolidated Net Income has been reduced thereby, (A) all income taxes of such Person and its Restricted Subsidiaries paid or accrued in accordance with GAAP for such period (other than income taxes attributable to extraordinary, unusual or nonrecurring gains or losses or taxes attributable to sales or dispositions outside the ordinary course of business), (B) Consolidated Interest Expense and (C) Consolidated Non-cash Charges less any non-cash items increasing Consolidated Net Income for such period, all as determined on a consolidated basis for such Person and its Restricted Subsidiaries in accordance with GAAP.

     "Consolidated Fixed Charge Coverage Ratio" means, with respect to any Person, the ratio of Consolidated EBITDA of such Person during the four full fiscal quarters (the "Four Quarter Period") ending on or prior to the date of the transaction giving rise to the need to calculate the Consolidated Fixed Charge Coverage Ratio (the "Transaction Date") to Consolidated Fixed Charges of such Person for the Four Quarter Period. In addition to and without limitation of the foregoing, for purposes of this definition, "Consolidated EBITDA" and "Consolidated Fixed Charges" shall be calculated after giving effect on a pro forma basis for the period of such calculation to (i) the incurrence or repayment of any Indebtedness of such Person or any of its Restricted Subsidiaries (and the application of the proceeds thereof) giving rise to the need to make such calculation and any incurrence or repayment of other Indebtedness (and the application of the proceeds thereof), other than the incurrence or repayment not constituting a permanent repayment and/or termination of a related commitment of Indebtedness in the ordinary course of business for working capital purposes pursuant to revolving credit working capital facilities, occurring during the Four Quarter Period or at any time subsequent to the last day of the Four Quarter Period and on or prior to the Transaction Date, as if such incurrence or repayment, as the case may be (and the application of the proceeds thereof), occurred on the first day of the Four Quarter Period and (ii) any Asset Sales or Asset Acquisitions (including, without limitation, any Asset Acquisition giving rise to the need to make such calculation as a result of such Person or one of its Restricted Subsidiaries (including any Person who becomes a Restricted Subsidiary as a result of the Asset Acquisition) incurring, assuming or otherwise being liable for Acquired Indebtedness and also including any Consolidated EBITDA (provided that such Consolidated EBITDA shall be included only to the extent includable pursuant to the definition of "Consolidated Net Income") attributable to the assets which are the subject of the Asset Acquisition or Asset Sale during the Four Quarter Period) occurring during the Four Quarter Period or at any time subsequent to the last day of the Four Quarter Period and on or prior to the Transaction Date, as if such Asset Sale or Asset Acquisition (including the incurrence, assumption or liability for any such Acquired Indebtedness) occurred on the first day of the Four Quarter Period. If such Person or any of its Restricted Subsidiaries directly or indirectly guarantees Indebtedness of a third Person, the preceding sentence shall give effect to the incurrence of such guaranteed Indebtedness as if such Person or any Restricted Subsidiary of such Person had directly incurred or otherwise assumed such guaranteed Indebtedness. Furthermore, in calculating "Consolidated Fixed Charges" for purposes of determining the denominator (but not the numerator) of this "Consolidated Fixed Charge Coverage Ratio," (1) interest on outstanding Indebtedness determined on a fluctuating basis as of the Transaction Date and which will continue to be so determined thereafter shall be deemed to have accrued at a fixed rate per annum equal to the rate of interest on such Indebtedness in effect on the Transaction Date; (2) if interest on any Indebtedness actually incurred on the Transaction Date may optionally be determined at an interest rate based upon a factor of a prime or similar rate, a eurocurrency interbank offered rate, or other rates, then the interest rate in effect on the Transaction Date will be deemed to have been in effect during the Four Quarter Period; and (3) notwithstanding clause (1) above, interest on Indebtedness determined on a fluctuating basis, to the extent such interest is covered by agreements relating to Interest Swap Obligations, shall be deemed to accrue at the rate per annum resulting after giving effect to the operation of such agreements.

     "Consolidated Fixed Charges" means, with respect to any Person for any period, the sum, without duplication, of (i) Consolidated Interest Expense, plus
(ii) the product of (x) the amount of all dividend payments on any series of Preferred Stock of such Person (other than dividends paid in Qualified Capital Stock or dividends, accrued or scheduled to be accrued on Qualified Capital Stock), without duplication, paid, accrued or scheduled to be paid or accrued during such period times (y) a fraction, the numerator of which is

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

one and the denominator of which is one minus the then current effective consolidated federal, state and local tax rate of such Person, expressed as a decimal.

     "Consolidated Interest Expense" means, with respect to any Person for any period, the sum of, without duplication: (i) the aggregate of the interest expense of such Person and its Restricted Subsidiaries for such period determined on a consolidated basis in accordance with GAAP, including without limitation, (a) any amortization of debt discount and amortization or write-off deferred financing costs, (b) the net costs under Interest Swap Obligations, (c) all capitalized interest and (d) the interest portion of any deferred payment obligation; and (ii) the interest component of Capitalized Lease Obligations, without duplication, paid, accrued and/or scheduled to be paid or accrued by such Person and its Restricted Subsidiaries during such period as determined on a consolidated basis in accordance with GAAP.

     "Consolidated Net Income" means, with respect to any Person, for any period, the aggregate net income (or loss) of such Person and its Restricted Subsidiaries for such period on a consolidated basis, determined in accordance with GAAP; provided that there shall be excluded therefrom (a) after-tax gains from Asset Sales or reserves relating thereto, (b) after-tax items classified as extraordinary or nonrecurring gains, (c) the net income (or net loss) of any Person acquired in a "pooling of interests" transaction accrued prior to the date it becomes a Restricted Subsidiary of the referent Person or is merged or consolidated with the referent Person or any Restricted Subsidiary of the referent Person, (d) the net income (but not loss) of any Restricted Subsidiary of the referent Person to the extent that the declaration of dividends or similar distributions by that Restricted Subsidiary of that income is restricted by a contract, operation of law or otherwise, (e) the net income of any Person, other than a Restricted Subsidiary of the referent Person, except to the extent of cash dividends or distributions paid to the referent Person or to a Wholly Owned Restricted Subsidiary of the referent Person by such Person, (f) any restoration to income of any contingency reserve, except to the extent that provision for such reserve was made out of Consolidated Net Income accrued at any time following the Issue Date, (g) income or loss attributable to discontinued operations (including, without limitation, operations disposed of during such period whether or not such operations were classified as discontinued), and (h) in the case of a successor to the referent Person by consolidation or merger or as a transferee of the referent Person's assets, any earnings of the successor corporation prior to such consolidation, merger or transfer of assets.

     "Consolidated Net Worth" of any Person means the consolidated stockholders' equity of such Person, determined on a consolidated basis in accordance with GAAP, less (without duplication) amounts attributable to Disqualified Capital Stock of such Person.

     "Consolidated Non-cash Charges" means, with respect to any Person, for any period, the aggregate depreciation, amortization and other non-cash expenses of such Person and its Restricted Subsidiaries reducing Consolidated Net Income of such Person and its Restricted Subsidiaries for such period, determined on a consolidated basis in accordance with GAAP (excluding any such charges constituting an extraordinary item or loss or any such charge which requires an accrual of or a reserve for cash charges for any future period).

     "Currency Agreement" means any foreign exchange contract, currency swap agreement or other similar agreement or arrangement designed to protect the Company or any Restricted Subsidiary of the Company against fluctuations in currency values.

     "Default" means an event or condition the occurrence of which is, or with the lapse of time or the giving of notice or both would be, an Event of Default.

     "Designated Senior Indebtedness" means the Indebtedness under the Revolving Credit Facility and any other Senior Indebtedness in an amount of more than $10 million that is designated Senior Indebtedness by the Company.

     "Disqualified Capital Stock" means that portion of any Capital Stock which, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or is redeemable at the sole option of the holder thereof on or prior to the final maturity date of the Notes.
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

     "Exchange Act" means the Securities Exchange Act of 1934, as amended, or any successor statute or statutes thereto.

     "fair market value" means, with respect to any asset or property, the price which could be negotiated in an arm's-length, free market transaction, for cash, between a willing seller and a willing and able buyer, neither of whom is under undue pressure or compulsion to complete the transaction. Fair market value (in excess of $100,000) shall be conclusively determined by the Board of Directors of the Company acting in good faith and shall be evidenced by a Board Resolution of the Board of Directors of the Company delivered to the Trustee.

     "Financial Advisory Agreement" means the management agreement between the Company and Baker Capital as in effect on the Issue Date.

     "Foreign Subsidiary" means any Subsidiary of the Company (i) organized under the laws of a jurisdiction other than the United States of America or any State thereof or the District of Columbia and (ii) conducting substantially all of its business outside of the United States of America.

     "FWT Acquisition" means FWT Acquisition, Inc., a Delaware corporation.

     "GAAP" means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as may be approved by a significant segment of the accounting profession of the United States as of the date of determination; provided that all calculations made for purposes of determining compliance with the provisions of the Indenture shall use GAAP as in effect on the Issue Date.

     "Guarantor" means each of the Company's Restricted Subsidiaries, if any, that in the future executes a supplemental indenture in which such Restricted Subsidiary agrees to be bound by the terms of the Indenture as a Guarantor; provided that any Person constituting a Guarantor as described above shall cease to constitute a Guarantor when its respective Guarantee is released in accordance with the terms of the Indenture.

     "Guarantor Senior Indebtedness" means, with respect to any Guarantor, the principal of, premium, if any, and interest (including any interest accruing subsequent to the filing of a petition of bankruptcy at the rate provided for in the documentation with respect thereto, whether or not such interest is an allowed claim under applicable law) on any Indebtedness of such Guarantor, whether outstanding on the Issue Date or thereafter created, incurred or assumed, unless, in the case of any particular Indebtedness, the instrument creating or evidencing the same or pursuant to which the same is outstanding expressly provides that such Indebtedness shall not be senior in right of payment to such Guarantor's Guarantee. Without limiting the generality of the foregoing, "Guarantor Senior Indebtedness" shall also include the principal of, premium, if any, interest (including any interest accruing subsequent to the filing of a petition of bankruptcy at the rate provided for in the documentation with respect thereto, to the extent such interest is an allowed claim under applicable law) on, and all other amounts owing in respect of, (x) all monetary obligations of every nature of the Guarantor. under the Revolving Credit Facility, including, without limitation, obligations to pay principal and interest, reimbursement obligations under letters of credit, fees, expenses and indemnities, (y) all Interest Swap Obligations and (z) all obligations under Currency Agreements, in each case whether outstanding on the Issue Date or thereafter incurred. Notwithstanding the foregoing, "Guarantor Senior Indebtedness" shall not include (i) any Indebtedness of the Guarantor to a Subsidiary of the Guarantor or any Affiliate of the Company or any of such Affiliate's Subsidiaries, (ii) Indebtedness to, or guaranteed on behalf of, any shareholder, director, officer or employee of the Guarantor or any Subsidiary of the Guarantor (including, without limitation, amounts owed for compensation),
(iii) Indebtedness to trade creditors and other amounts incurred in connection with obtaining goods, materials or services, (iv) Indebtedness represented by Disqualified Capital Stock, (v) any liability for federal, state, local or other taxes owed or owing by the Guarantor, (vi) Indebtedness incurred in violation of the Indenture provisions set forth under "Limitation on Incurrence of Additional Indebtedness," (vii) Indebtedness which, when incurred and without respect to any election under Section 1111(b) of Title 11, United States Code, is without recourse to the Guarantor and

(viii) any Indebtedness which is, by its express terms, subordinated in right of payment to any other Indebtedness of the Guarantor.

     "Indebtedness" means with respect to any Person, without duplication, (i) all Obligations of such Person for borrowed money, (ii) all Obligations of such Person evidenced by bonds, debentures, notes or other similar instruments (but excluding trade account payables and other accrued liabilities excluded from clause (iv) hereof), (iii) all Capitalized Lease Obligations of such Person,
(iv) all Obligations of such Person issued or assumed as the deferred purchase price of property, all conditional sale obligations and all Obligations under any title retention agreement (but excluding trade accounts payable and other accrued liabilities arising in the ordinary course of business that are not overdue by 90 days or more or are being contested in good faith by appropriate proceedings promptly instituted and diligently conducted), (v) all Obligations for the reimbursement of any obligor on any letter of credit, banker's acceptance or similar credit transaction, (vi) guarantees and other contingent obligations in respect of Indebtedness referred to in clauses (i) through (v) above and clause (viii) below (exclusive of endorsements of negotiable instruments in the ordinary course of business), (vii) all Obligations of any other Person of the type referred to in clauses (i) through (vi) which are secured by any lien on any property or asset of such Person, the amount of such Obligation being deemed to be the lesser of the fair market value of such property or asset or the amount of the Obligation so secured, (viii) all Obligations under currency agreements and interest swap agreements of such Person and (ix) all Disqualified Capital Stock issued by such Person with the amount of Indebtedness represented by such Disqualified Capital Stock being equal to the greater of its voluntary or involuntary liquidation preference and its maximum fixed repurchase price, but excluding accrued dividends, if any. For purposes hereof, the "maximum fixed repurchase price" of any Disqualified Capital Stock which does not have a fixed repurchase price shall be calculated in accordance with the terms of such Disqualified Capital Stock as if such Disqualified Capital Stock were purchased on any date on which Indebtedness shall be required to be determined pursuant to the Indenture, and if such price is based upon, or measured by, the fair market value of such Disqualified Capital Stock, such fair market value shall be determined in good faith by the Board of Directors of the issuer of such Disqualified Capital Stock, which determination shall be conclusive. The amount of Indebtedness of any Person at any date shall be the outstanding balance at such date of all unconditional obligations as described above and the maximum liability of any guarantees at such date; provided, further, that for purposes of calculating the amount of any non-interest bearing or other discount security, such Indebtedness shall be deemed to be the principal amount thereof that would be shown on the balance sheet of the issuer dated such date prepared in accordance with GAAP but that such security shall be deemed to have been incurred only on the date of the original issuance thereof.

     "Independent Financial Advisor" means a firm (i) which does not, and whose directors, officers and employees or Affiliates do not, have a direct or indirect financial interest in the Company and (ii) which, in the judgment of the Board of Directors of the Company, is otherwise independent and qualified to perform the task for which it is to be engaged.

     "Initial Offering" means the offering and sale of the $105 million of Outstanding Notes by the Initial Purchasers.

     "Interest Swap Obligations" means the obligations of any Person pursuant to any arrangement with any other Person, whereby, directly or indirectly, such Person is entitled to receive from time to time periodic payments calculated by applying either a floating or a fixed rate of interest on a stated notional amount in exchange for periodic payments made by such other Person calculated by applying a fixed or a floating rate of interest on the same notional amount and shall include, without limitation, interest rate swaps, caps, floors, collars and similar agreements.

     "Investment" means, with respect to any Person, any direct or indirect loan or other extension of credit (including, without limitation, a guarantee) or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition by such Person of any Capital Stock, bonds, notes, debentures or other securities or evidences of Indebtedness issued by, any Person. "Investment" shall exclude extensions of trade credit (including relating to accounts receivable) by the Company and its Restricted Subsidiaries on commercially reasonable terms in accordance with normal trade practices of the Company or such Restricted Subsidiary, as the case may be, prepaid expenses and workers' compensation, utility, lease and similar deposits in the ordinary course of business, and negotiable instruments held for collection. For the purposes of the "Limitation on Restricted Payments" covenant, (i) "Investment" shall include and be valued at the fair market value of the net assets of any Restricted Subsidiary at the time that such Restricted Subsidiary is designated an Unrestricted Subsidiary and shall exclude the fair market value of the net assets of any Unrestricted Subsidiary at the time that such Unrestricted Subsidiary is designated a Restricted Subsidiary, (ii) in determining the amount of any Investment involving a transfer of any property or assets other than cash, such property or assets shall be valued at the fair market value at the time of such transfer, and (iii) the amount of any Investment shall be the original cost of such Investment plus the cost of all additional Investments by the Company or any of its Restricted Subsidiaries, without any adjustments for increases or decreases in value, or write-ups, write-downs or write-offs with respect to such Investment, reduced by the payment of dividends or distributions, repayments or repurchases in connection with such Investment or any other amounts received in respect of such Investment; provided that no such payment of dividends or distributions or receipt of any such other amounts shall reduce the amount of any Investment if such payment of dividends or distributions or receipt of any such amounts would be included in Consolidated Net Income. If the Company or any Restricted Subsidiary of the Company sells or otherwise disposes of any Common Stock of any direct or indirect Restricted Subsidiary of the Company such that, after giving effect to any such sale or disposition, the Company no longer owns, directly or indirectly, 100% of the outstanding Common Stock of such Restricted Subsidiary, the Company shall be deemed to have made an Investment on the date of any such sale or disposition equal to the fair market value of the Common Stock of such Restricted Subsidiary not sold or disposed of.

     "Issue Date" means the date of original issuance of the Outstanding Notes.

     "Lien" means any lien, mortgage, deed of trust, pledge, security interest, charge or encumbrance of any kind (including any conditional sale or other title retention agreement, any lease in the nature thereof and any agreement to give any security interest).

     "Net Cash Proceeds" means, with respect to any Asset Sale, the proceeds in the form of cash or Cash Equivalents including payments in respect of deferred payment obligations when received in the form of cash or Cash Equivalents (other than the portion of any such deferred payment constituting interest) received by the Company or any of its Restricted Subsidiaries from such Asset Sale net of
(a) out-of-pocket expenses and fees relating to such Asset Sale (including, without limitation, legal, accounting and investment banking fees and sales commissions), (b) taxes paid or payable after taking into account any reduction in consolidated tax liability due to available tax credits or deductions and any tax sharing arrangements, (c) repayment of Indebtedness that is required to be repaid in connection with such Asset Sale and (d) appropriate amounts to be provided by the Company or any Restricted Subsidiary, as the case may be, as a reserve, in accordance with GAAP, against any liabilities associated with such Asset Sale and retained by the Company or any Restricted Subsidiary, as the case may be, after such Asset Sale, including, without limitation, pension and other post-employment benefit liabilities, liabilities related to environmental matters and liabilities under any indemnification obligations associated with such Asset Sale.

     "Obligations" means all obligations for principal, premium, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

     "Pari Passu Indebtedness" means any Indebtedness of the Company or any Guarantor ranking pari passu in right of payment with the Exchange Notes or the Guarantee of such Guarantor, as applicable.

     "Permitted Holder(s)" means FWT Acquisition, Baker Communications Fund L.P., Baker Partners, LLC and Baker Capital Corp. (including existing stockholders of each such entity on the Issue Date), Thomas W. Moore, Betty J. Moore, Fred Moore, Carl R. Moore and Roy J. Moore, their successors and assigns who are Affiliates of the Permitted Holders, members of their families and their heirs or executors.

     "Permitted Indebtedness" means, without duplication, each of the following:

          (i) Indebtedness under the Outstanding Notes and the Guarantees thereof, if any, and the Exchange Notes;

          (ii) Indebtedness incurred pursuant to the Revolving Credit Facility in an aggregate principal amount at any time outstanding not to exceed the greater of (A) $25 million in the aggregate or (B) the sum of (x) 85% of the Company's eligible accounts receivable, as defined, and (y) 60% of the Company's eligible inventory, as defined, reduced by any required permanent repayments in connection with any asset sale (which are accompanied by a corresponding permanent commitment reduction) thereunder;

          (iii) other Indebtedness of the Company and its Restricted Subsidiaries outstanding on the Issue Date reduced by the amount of any scheduled amortization payments or mandatory prepayments, in each case when actually paid or permanent reductions thereon;

          (iv) Interest Swap Obligations of the Company covering Indebtedness of the Company or any of its Restricted Subsidiaries and Interest Swap Obligations of any Restricted Subsidiary of the Company covering Indebtedness of such Restricted Subsidiary; provided, however, that such Interest Swap Obligations are entered into to protect the Company and its Restricted Subsidiaries from fluctuations in interest rates on Indebtedness incurred in accordance with the Indenture to the extent the notional principal amount of such Interest Swap Obligation does not exceed the principal amount of the Indebtedness to which such Interest Swap Obligation relates;

          (v) Indebtedness under Currency Agreements; provided that in the case of Currency Agreements which relate to Indebtedness, such Currency Agreements do not increase the Indebtedness of the Company and its Restricted Subsidiaries outstanding other than as a result of fluctuations in foreign currency exchange rates or by reason of fees, indemnities and compensation payable thereunder;

          (vi) Indebtedness of a Wholly Owned Restricted Subsidiary of the Company to the Company or to a Wholly Owned Restricted Subsidiary of the Company for so long as such Indebtedness is held by the Company or a Wholly Owned Restricted Subsidiary of the Company, in each case subject to no Lien held by a Person other than the Company or a Wholly Owned Restricted Subsidiary of the Company; provided that if as of any date any Person other than the Company or a Wholly Owned Restricted Subsidiary of the Company owns or holds any such Indebtedness or holds a Lien in respect of such Indebtedness, such Indebtedness shall be deemed to have been a separate incurrence of Indebtedness by the issuer of such Indebtedness;

          (vii) Indebtedness of the Company to a Wholly Owned Restricted Subsidiary of the Company for so long as such Indebtedness is held by a Wholly Owned Restricted Subsidiary of the Company, in each case subject to no Lien; provided that (a) any Indebtedness of the Company to any Wholly Owned Restricted Subsidiary of the Company is unsecured and subordinated, pursuant to a written agreement, to the Company's obligations under the Indenture and the Notes and (b) if as of any date any Person other than a Wholly Owned Restricted Subsidiary of the Company owns or holds any such Indebtedness or any Person holds a Lien in respect of such Indebtedness, such Indebtedness shall be deemed to have been a separate incurrence of Indebtedness by the Company;

          (viii) Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently (except in the case of daylight overdrafts) drawn against insufficient funds in the ordinary course of business; provided, however, that such Indebtedness is extinguished within two business days of incurrence;

          (ix) Indebtedness of the Company or any of its Restricted Subsidiaries represented by letters of credit for the account of the Company or such Restricted Subsidiary, as the case may be, in order to provide security for workers' compensation claims, payment obligations in connection with self-insurance or similar requirements in the ordinary course of business;

          (x) Refinancing Indebtedness; and

          (xi) additional Indebtedness of the Company and its Restricted Subsidiaries in an aggregate principal amount not to exceed $15 million at any one time outstanding.

     "Permitted Investments" means (i) Investments by the Company or any Restricted Subsidiary of the Company in any Person that is or will become immediately after such Investment a Wholly Owned Restricted Subsidiary of the Company or that will merge or consolidate into the Company or a Wholly Owned Restricted

Subsidiary of the Company, (ii) Investments in the Company by any Restricted Subsidiary of the Company; provided that any Indebtedness evidencing such Investment is unsecured and subordinated, pursuant to a written agreement, to the Company's obligations under the Notes and the Indenture; (iii) investments in cash and Cash Equivalents; (iv) loans and advances to employees and officers of the Company and its Restricted Subsidiaries in the ordinary course of business for bona fide business purposes not in excess of $500,000 at any one time outstanding; (v) Currency Agreements and Interest Swap Obligations entered into in the ordinary course of the Company's or its Restricted Subsidiaries' businesses and otherwise in compliance with the Indenture; (vi) Investments in Unrestricted Subsidiaries and less than Wholly Owned Subsidiaries not to exceed $15 million at any one time outstanding, provided no Default or Event of Default shall have occurred and be continuing at the time such Investment is made; (vii) Investments in stock, obligations and securities received in settlement of debts owing to the Company or any Restricted Subsidiary, received pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of such trade creditors or customers of the Company or a Restricted Subsidiary or upon the foreclosure, perfection or enforcement of a Lien in favor of the Company or any Restricted Subsidiary that arose in the ordinary course of business of the Company or such Restricted Subsidiary; and (viii) Investments made by the Company or its Restricted Subsidiaries as a result of consideration received in connection with an Asset Sale made in compliance with the "Limitation on Asset Sales" covenant.

     "Permitted Liens" means the following types of Liens:

          (i) Liens for taxes, assessments or governmental charges or claims either (a) not delinquent or (b) contested in good faith by appropriate proceedings and as to which the Company or its Restricted Subsidiaries shall have set aside on its books such reserves as may be required pursuant to GAAP;

          (ii) statutory Liens of landlords and Liens of carriers, warehousemen, mechanics, suppliers, materialmen, repairmen and other Liens imposed by law incurred in the ordinary course of business for sums not yet delinquent or being contested in good faith, if such reserve or other appropriate provision, if any, as shall be required by GAAP shall have been made in respect thereof;

          (iii) Liens incurred or deposits made in the ordinary course of business in connection with workers' compensation, unemployment insurance and other types of social security, including any Lien securing letters of credit issued in the ordinary course of business consistent with past practice in connection therewith, or to secure the performance of tenders, statutory obligations, surety and appeal bonds, bids, leases, government contracts, performance and return-of-money bonds and other similar obligations, including letters of credit issued in connection therewith (exclusive of obligations for the payment of borrowed money);

          (iv) judgment Liens not giving rise to an Event of Default so long as such Lien is adequately bonded and any appropriate legal proceedings which may have been duly initiated for the review of such judgment shall not have been finally terminated or the period within which such proceedings may be initiated shall not have expired;

          (v) easements, rights-of-way, zoning restrictions and other similar charges or encumbrances in respect of real property not interfering in any material respect with the ordinary conduct of the business of the Company or any of its Restricted Subsidiaries;

          (vi) any interest or title of a lessor under any Capitalized Lease Obligation; provided that such Liens do not extend to any property or assets which is not leased property subject to such Capitalized Lease Obligation;

          (vii) purchase money Liens to finance property or assets of the Company or any Restricted Subsidiary of the Company acquired in the ordinary course of business; provided, however, that (A) the related purchase money Indebtedness shall not exceed the cost of such property or assets and shall not be secured by any property or assets of the Company or any Restricted Subsidiary of the Company other than the property and assets so acquired and (B) the Lien securing such Indebtedness shall be created within 90 days of such acquisition;

          (viii) Liens upon specific items of inventory or other goods and proceeds of any Person securing such Person's obligations in respect of bankers' acceptances issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods;

          (ix) Liens securing reimbursement obligations with respect to commercial letters of credit which encumber documents and other property relating to such letters of credit and products and proceeds thereof;

          (x) Liens encumbering deposits made to secure obligations arising from statutory, regulatory, contractual, or warranty requirements of the Company or any of its Restricted Subsidiaries, including rights of offset and set-off;

          (xi) Liens securing Interest Swap Obligations which Interest Swap Obligations relate to Indebtedness that is otherwise permitted under the Indenture;

          (xii) Liens securing Indebtedness under Currency Agreements; and

          (xiii) Liens securing Acquired Indebtedness incurred in accordance with the "Limitation on Incurrence of Additional Indebtedness" covenant; provided that (A) such Liens secured such Acquired Indebtedness at the time of and prior to the incurrence of such Acquired Indebtedness by the Company or a Restricted Subsidiary of the Company and were not granted in connection with, or in anticipation of, the incurrence of such Acquired Indebtedness by the Company or a Restricted Subsidiary of the Company and
     (B) such Liens do not extend to or cover any property or assets of the Company or of any of its Restricted Subsidiaries other than the property or assets that secured the Acquired Indebtedness prior to the time such Indebtedness became Acquired Indebtedness of the Company or a Restricted Subsidiary of the Company and are not materially more favorable to the lienholders than those securing the Acquired Indebtedness prior to the incurrence of such Acquired Indebtedness by the Company or a Restricted Subsidiary of the Company.

     "Permitted Junior Securities" means any equity securities or subordinated debt securities of the Company or any successor obligor with respect to the Senior Indebtedness provided for by a plan of reorganization or readjustment that, in the case of any such subordinated debt securities, are subordinated in right of payment to all Senior Indebtedness that may at the time be outstanding to substantially the same degree as, or to a greater extent than, the Notes are so subordinated as provided in the Indenture.

     "Person" means an individual, partnership, corporation, unincorporated organization, trust or joint venture, or a governmental agency or political subdivision thereof.

     "Preferred Stock" of any Person means any Capital Stock of such Person that has preferential rights to any other Capital Stock of such Person with respect to dividends or redemptions or upon liquidation.

     "Qualified Capital Stock" means any Capital Stock that is not Disqualified Capital Stock.

     "Recapitalization" means the transaction contemplated by the Recapitalization Agreement.

     "Refinance" means, in respect of any security or Indebtedness, to refinance, extend, renew, refund, repay, prepay, redeem, defease or retire, or to issue a security or Indebtedness in exchange or replacement for, such security or Indebtedness in whole or in part. "Refinanced" and "Refinancing" shall have correlative meanings.

     "Refinancing Indebtedness" means any Refinancing by the Company or any Restricted Subsidiary of the Company of Indebtedness incurred in accordance with the "Limitation on Incurrence of Additional Indebtedness" covenant (other than pursuant to clause (ii), (iv), (v), (vi), (vii), (viii), (ix) or (xi) of the definition of Permitted Indebtedness), in each case that does not (1) result in an increase in the aggregate principal amount of Indebtedness of such Person as of the date of such proposed Refinancing (plus the amount of any premium required to be paid under the terms of the instrument governing such Indebtedness and plus the amount of fees and expenses actually incurred by the Company in connection with such Refinancing) or (2) create Indebtedness with (A) a Weighted Average Life to Maturity that is less than the Weighted Average Life to Maturity of the Indebtedness being Refinanced or (B) a final maturity earlier than the final maturity of the Indebtedness being Refinanced; provided that (x) if such Indebtedness being

Refinanced is Indebtedness of the Company, then such Refinancing Indebtedness shall be Indebtedness solely of the Company and (y) if such Indebtedness being Refinanced is subordinate or junior to the Notes, then such Refinancing Indebtedness shall be subordinate to the Notes at least to the same extent and in the same manner as the Indebtedness being Refinanced.

     "Restricted Subsidiary" of any Person means any Subsidiary of such Person which at the time of determination is not an Unrestricted Subsidiary.

     "Revolving Credit Facility" means the Revolving Credit Facility dated as of November 12, 1997, between the Company, the lenders party thereto in their capacities as lenders thereunder and BT Commercial Corporation, as agent, together with the related documents thereto (including, without limitation, any guarantee agreements and security documents), in each case as such agreements may be amended (including any amendment and restatement thereof), supplemented or otherwise modified from time to time, including any agreement or agreements extending the maturity of, refinancing, replacing or otherwise restructuring (including increasing the amount of available borrowings thereunder (provided that such increase in borrowings is permitted by the "Limitation on Incurrence of Additional Indebtedness" covenant above) or adding Restricted Subsidiaries of the Company as additional borrowers or guarantors thereunder) all or any portion of the Indebtedness under such agreement or agreements or any successor or replacement agreement or agreements and whether by the same or any other agent, lender or group of lenders.

     "Sale and Leaseback Transaction" means any direct or indirect arrangement with any Person or to which any such Person is a party, providing for the leasing to the Company or a Restricted Subsidiary of any property, whether owned by the Company or any Restricted Subsidiary at the Issue Date or later acquired, which has been or is to be sold or transferred by the Company or such Restricted Subsidiary to such Person or to any other Person from whom funds have been or are to be advanced by such Person on the security of such Property.

     "Senior Indebtedness" means the principal of, premium, if any, and interest (including any interest accruing subsequent to the filing of a petition of bankruptcy at the rate provided for in the documentation with respect thereto, whether or not such interest is an allowed claim under applicable law) on any Indebtedness of the Company, whether outstanding on the Issue Date or thereafter created, incurred or assumed, unless, in the case of any particular Indebtedness, the instrument creating or evidencing the same or pursuant to which the same is outstanding expressly provides that such Indebtedness shall not be senior in right of payment to the Notes. Without limiting the generality of the foregoing, "Senior Indebtedness" shall also include the principal of, premium, if any, interest (including any interest accruing subsequent to the filing of a petition of bankruptcy at the rate provided for in the documentation with respect thereto, to the extent such interest is an allowed claim under applicable law) on, and all other amounts owing in respect of, (x) all monetary obligations of every nature of the Company under the Revolving Credit Facility, including, without limitation, obligations to pay principal and interest, reimbursement obligations under letters of credit, fees, expenses and indemnities, (y) all Interest Swap Obligations and (z) all obligations under Currency Agreements, in each case whether outstanding on the Issue Date or thereafter incurred. Notwithstanding the foregoing, "Senior Indebtedness" shall not include (i) any Indebtedness of the Company to a Subsidiary of the Company or any Affiliate of the Company or any of such Affiliate's Subsidiaries, (ii) Indebtedness to, or guaranteed on behalf of, any shareholder, director, officer or employee of the Company or any Subsidiary of the Company (including, without limitation, amounts owed for compensation), (iii) Indebtedness to trade creditors and other amounts incurred in connection with obtaining goods, materials or services, (iv) Indebtedness represented by Disqualified Capital Stock, (v) any liability for federal, state, local or other taxes owed or owing by the Company, (vi) Indebtedness incurred in violation of the Indenture provisions set forth under "Limitation on Incurrence of Additional Indebtedness," (vii) Indebtedness which, when incurred and without respect to any election under Section 1111(b) of Title 11, United States Code, is without recourse to the Company and (viii) any Indebtedness which is, by its express terms, subordinated in right of payment to any other Indebtedness of the Company.

     "Significant Subsidiary" shall have the meaning set forth in Rule 1.02(w) of Regulation S-X under the Securities Act and the Exchange Act.

     "Subsidiary", with respect to any Person, means (i) any corporation of which the outstanding Capital Stock having at least a majority of the votes entitled to be cast in the election of directors under ordinary circumstances shall at the time be owned, directly or indirectly, by such Person or (ii) any other Person of which at least a majority of the voting interest under ordinary circumstances is at the time, directly or indirectly, owned by such Person.

     "Unrestricted Subsidiary" of any Person means (i) any Subsidiary of such Person that at the time of determination shall be or continue to be designated an Unrestricted Subsidiary by the Board of Directors of such Person in the manner provided below and (ii) any Subsidiary of an Unrestricted Subsidiary. The Board of Directors may designate any Subsidiary (including any newly acquired or newly formed Subsidiary) to be an Unrestricted Subsidiary unless such Subsidiary owns any Capital Stock of, or owns or holds any Lien on any property of, the Company or any other Subsidiary of the Company that is not a Subsidiary of the Subsidiary to be so designated; provided that (x) the Company certifies to the Trustee that such designation complies with the "Limitation on Restricted Payments" covenant and (y) each Subsidiary to be so designated and each of its Subsidiaries has not at the time of designation, and does not thereafter, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable with respect to any Indebtedness pursuant to which the lender has recourse to any of the assets of the Company or any of its Restricted Subsidiaries. The Board of Directors may designate any Unrestricted Subsidiary to be a Restricted Subsidiary only if (x) immediately after giving effect to such designation, the Company is able to incur at least $1.00 of additional Indebtedness (other than Permitted Indebtedness) in compliance with the "Limitation on Incurrence of Additional Indebtedness" covenant and (y) immediately before and immediately after giving effect to such designation, no Default or Event of Default shall have occurred and be continuing. Any such designation by the Board of Directors shall be evidenced to the Trustee by promptly filing with the Trustee a copy of the Board Resolution giving effect to such designation and an officers' certificate certifying that such designation complied with the foregoing provisions.

     "Weighted Average Life to Maturity" means, when applied to any Indebtedness at any date, the number of years obtained by dividing (a) the then outstanding aggregate principal amount of such Indebtedness into (b) the sum of the total of the products obtained by multiplying (i) the amount of each then remaining installment, sinking fund, serial maturity or other required payment of principal, including payment at final maturity, in respect thereof, by (ii) the number of years (calculated to the nearest one-twelfth) which will elapse between such date and the making of such payment.

     "Wholly Owned Restricted Subsidiary" of any Person means any Restricted Subsidiary of such Person of which all the outstanding voting securities (other than in the case of a foreign Restricted Subsidiary, directors' qualifying shares or an immaterial amount of shares required to be owned by other Persons pursuant to applicable law) are owned by such Person or any Wholly Owned Restricted Subsidiary of such Person.

                         BOOK-ENTRY; DELIVERY AND FORM

     Except as described in the next paragraph, the Exchange Notes initially will be represented by one or more permanent Global Exchange Notes. The Global Exchange Notes will be deposited on the Exchange Date with, or on behalf of, The Depository Trust Company, New York, New York ("DTC") and registered in the name of a nominee of DTC.

     Notes (i) originally purchased by or transferred to "foreign purchasers" or
(ii) held by qualified institutional buyers who elect to take physical delivery of their certificates instead of holding their interests through a Global Exchange Note (and which are thus ineligible to trade through DTC) (collectively referred to herein as the "Non-Global Purchasers") will be issued in registered form (the "Certificated Security"). Upon the transfer of any Certificated Security initially issued to a Non-Global Purchaser, such Certificated Security will, unless the transferee requests otherwise or the Global Exchange Notes have previously been exchanged in whole for Certificated Securities, be exchanged for an interest in a Global Exchange Note.

     The Global Exchange Notes. The Company expects that pursuant to procedures established by DTC (i) upon the issuance of the Global Exchange Notes, DTC or its custodian will credit, on its internal system, the principal amount of Exchange Notes of the individual beneficial interests represented by such Global Exchange Notes to the respective accounts of persons who have accounts with such depositary and (ii) ownership of beneficial interests in the Global Exchange Notes will be shown on, and the transfer of such ownership will be effected only through, records maintained by DTC or its nominee (with respect to interests of participants) and the records of participants (with respect to interests of persons other than participants). Ownership of beneficial interests in the Global Exchange Notes will be limited to persons who have accounts with DTC ("participants") or persons who hold interests through participants. Holders may hold their interests in the Global Exchange Notes directly through DTC if they are participants in such system, or indirectly through organizations which are participants in such system.

     So long as DTC, or its nominee, is the registered owner or holder of the Exchange Notes, DTC or such nominee, as the case may be, will be considered the sole owner or holder of the Exchange Notes represented by such Global Exchange Notes for all purposes under the Indenture. No beneficial owner of an interest in the Global Exchange Notes will be able to transfer that interest except in accordance with DTC's procedures, in addition to those provided for under the Indenture with respect to the Exchange Notes.

     Payments of the principal of premium (if any) or interest on, the Global Exchange Notes will be made to DTC or its nominee, as the case may be, as the registered owner thereof. None of the Company, the Trustee or any paying agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Exchange Notes or for maintaining, supervising or reviewing any records relating to such beneficial ownership interest.

     The Company expects that DTC or its nominee, upon receipt of any payment of principal, premium (if any) and interest on the Global Exchange Notes, will credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the Global Exchange Notes as shown on the records of DTC or its nominee. The Company also expects that payments by participants to owners of beneficial interests in the Global Exchange Notes held through such participants will be governed by standing instructions and customary practice, as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. Such payments will be the responsibility of such participants.

     Transfers between participants in DTC will be effected in the ordinary way through DTC's same-day funds system in accordance with DTC rules and will be settled in same day funds. If a holder requires physical delivery of a Certificated Security for any reason, including to sell Exchange Notes to persons in states which require physical delivery of the Exchange Notes, or to pledge such securities, such holder must transfer its interest in a Global Exchange Note, in accordance with the normal procedures of DTC and with the procedures set forth in the Indenture.

     DTC has advised the Company that it will take any action permitted to be taken by a holder of Exchange Notes (including the presentation of Exchange Notes for exchange as described below) only at the direction of one or more participants to whose account the DTC interests in the Global Exchange Notes are credited and only in respect of such portion of the aggregate principal amount of Exchange Notes as to which such participant or participants has or have given such direction. However, if there is an Event of Default under the Indenture, DTC will exchange the Global Exchange Notes for Certificated Securities, which it will distribute to its participants.

     DTC has advised the Company as follows: DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the Uniform Commercial Code and a "Clearing Agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and certain other organizations. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly ("indirect participants").

     Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in the Global Exchange Note among participants of DTC, it is under no obligation to perform such procedures, and such procedures may be discontinued at any time. Neither the Company nor the Trustee will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

     Certificated Securities. If DTC is at any time unwilling or unable to continue as a depositary for the Global Exchange Note and a successor depositary is not appointed by the Company within 90 days, Certificated Securities will be issued in exchange for the Global Exchange Notes.

                        FEDERAL INCOME TAX CONSEQUENCES

     THE DISCUSSION BELOW IS INTENDED TO BE A DESCRIPTION OF THE UNITED STATES TAX CONSIDERATIONS MATERIAL TO AN INVESTMENT IN THE EXCHANGE NOTES. IT DOES NOT TAKE INTO ACCOUNT THE INDIVIDUAL CIRCUMSTANCES OF ANY PARTICULAR INVESTOR AND DOES NOT PURPORT TO DISCUSS ALL OF THE POSSIBLE TAX CONSEQUENCES OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF THE EXCHANGE NOTES, AND IS NOT INTENDED AS TAX ADVICE. THEREFORE, PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE TAX CONSEQUENCES OF AN INVESTMENT IN THE EXCHANGE NOTES, INCLUDING THE APPLICATION OF FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX LAWS.

 GENERAL

     The following is a summary of the material United States federal income tax consequences associated with the acquisition, ownership, and disposition of the Exchange Notes. The following summary does not discuss all of the aspects of federal income taxation that may be relevant to a prospective holder of the Exchange Notes in light of its particular circumstances, or to certain types of holders that are subject to special treatment under the federal income tax laws (including persons who hold the Exchange Notes as part of a conversion, straddle or hedge, dealers in securities, insurance companies, tax-exempt organizations, financial institutions, broker-dealers and S corporations). Further, except as specifically provided, this summary pertains only to holders that are citizens or residents of the United States, corporations, partnerships, or other entities created in or under the laws of the United States or any political subdivision thereof, or estates or trusts the income of which is subject to United States federal income taxation regardless of its source. A trust will be considered a U.S. holder of an Exchange Note only if the trust is subject to the supervision of a court within the United States and the control of a United States fiduciary as described in Section 7701(a)(30) of the Internal Revenue Code of 1986 (the "Code"). Under newly enacted legislation, the Secretary of the Treasury has the authority to issue Regulations allowing certain trusts in existence on

August 20, 1996 (other than a grantor trust within the meaning of subpart E of part I of subchapter J of chapter 1 of the Internal Revenue Code of 1986) which were as treated as United States persons before August 20, 1996, to elect to continue to be treated as a United States person. However, such Regulations have not yet been promulgated. In addition, this summary does not describe any tax consequences under state, local, or foreign tax laws or other tax laws or estate or gift tax considerations and is limited to holders who hold Exchange Notes as "Capital Assets" (generally, property held for investment) within the meaning of
Section 1221 of the Code.

     The legal conclusions expressed in this summary are based upon current provisions of the Internal Revenue Code of 1986, as amended (the "Code"), applicable Treasury regulations ("Regulations"), judicial authority and administrative rulings and practice, all as in effect as of the date of this Prospectus, and all of which are subject to change, either prospectively or retroactively and have been prepared based on advice of tax counsel to the Company. There can be no assurance that the Internal Revenue Service (the "Service") will not take a contrary view, and no rulings from the Service have been or will be sought with respect to any matter involving the tax aspects of the purchase, ownership or exchange or other disposition of the Exchange Notes. Legislative, judicial or administrative changes or interpretations may be forthcoming that could alter or modify the statements and conclusions set forth herein. Any such changes or interpretations may or may not be retroactive and could affect the tax consequences to holders.

THE EXCHANGE OFFER

     Pursuant to recently finalized Regulations, the exchange of Outstanding Notes for Exchange Notes pursuant to the Exchange Offer will not constitute a significant modification of the terms of the Outstanding Notes and, accordingly, such exchange will be treated as a "non-event" for federal income tax purposes. Therefore, such exchange will have no federal income tax consequences to holders of the Outstanding Notes, the holding period of an Exchange Note would include the holding period of the Outstanding Notes for which it was exchanged, and each holder of Outstanding Notes would continue to be required to include interest on the Outstanding Notes in its gross income in accordance with its method of accounting for federal income tax purposes.

PAYMENT OF INTEREST

     Interest on an Exchange Note generally will be includable in the income of a holder as ordinary income at the time such interest is received or accrued, in accordance with such holder's method of accounting for United States federal income tax purposes.

     The Outstanding Notes were issued on November 17, 1997 at par, and without discount, in integral multiples of $1,000. The Company has determined that the Outstanding Notes were not issued at an original issue discount. In making this determination, the Company considered that upon a Change of Control, the Company is required to offer to redeem all outstanding Exchange Notes for a price equal to 101% of the principal amount thereof plus accrued interest to the date of purchase. Under the Regulations, such Change of Control redemption requirements will not affect the yield or maturity date of the Exchange Notes unless, based on all the facts and circumstances as of the Issue Date, it was more likely than not that a Change of Control giving rise to the redemption would occur. The Company has not treated the Change of Control redemption provisions of the Exchange Notes as affecting the determination of the amount of original issue discount on the Outstanding Notes or the Exchange Notes.

OPTIONAL REDEMPTION

     The Company, at its option, may redeem part or all of the Exchange Notes at any time on or after November 15, 2002, at the redemption prices set forth herein, plus accrued and unpaid interest to the date of redemption. In addition, at any time on or prior to November 15, 2000, the Company may, at its option, redeem up to 35% of the aggregate principal amount of the Exchange Notes originally issued with the net cash proceeds of one or more public equity offerings, at a redemption price equal to 109.875% of the aggregate principal amount of the Exchange Notes to be redeemed plus accrued and unpaid interest to the date of redemption; provided, however, that, after giving effect to any such redemption, at least 65% of the aggregate principal amount of the Exchange Notes originally issued remain outstanding. The Regulations provide that, for purposes of calculating yield and maturity, an issuer will be treated as exercising any such option if its exercise would lower the yield of the debt instrument. A redemption of Exchange Notes at the optional redemption prices, however, would increase the effective yield of the debt instrument as calculated from the Issue Date. The Company does not currently intend to exercise such options with respect to the Exchange Notes and, in accordance with the Regulations, as of the Issue Date, the optional redemption provisions will not be taken into account in calculating the yield to maturity of the Exchange Notes.

MARKET DISCOUNT

     If a holder purchases an Exchange Note for less than the stated redemption price at maturity (the "Exchange Note Issue Price") (the sum of all payments on the Exchange Note other than qualified stated interest), the difference is considered "market discount," unless such difference is "de minimis," (i.e., the discount is less than one-fourth of one percent of the Exchange Note Issue Price multiplied by the number of complete years to maturity (after the holder acquires the Exchange Note)). Under the market discount rules, any gain realized by the holder on a taxable disposition of an Exchange Note having "market discount," as well as on any partial principal payment made with respect to such Exchange Note, will be treated as ordinary income to the extent of the then "accrued market discount" of the Exchange Note. An overview of the rules concerning the calculation of "accrued market discount" is set forth in the paragraph immediately below. In addition, a holder of such Exchange Note may be required to defer the deduction of all or a portion of the interest expense on any indebtedness incurred or continued to purchase or carry an Exchange Note.

     Any market discount will accrue ratably from the date of acquisition to the maturity date of the Exchange Note, unless the holder elects, irrevocably, to accrue market discount on a constant interest rate method. The constant interest rate method generally accrues interest at times and in amounts equivalent to the result which would have occurred had the market discount been original issue discount computed from the holder's acquisition of the Exchange Note through the maturity date. The election to accrue market discount on a constant interest rate method is irrevocable but may be made separately as to each Exchange Note held by the holder. Accrual of market discount will not cause the accrued amounts to be included currently in a holder's taxable income, in the absence of a disposition of, or principal payment on the Exchange Note. However, a holder of an Exchange Note may elect to include market discount in income currently as it accrues on either a ratable or constant interest rate method. In such event, interest expense relating to the acquisition of an Exchange Note which would otherwise be deferred would be currently deductible to the extent otherwise permitted by the Code. The election to include market discount in income currently, once made, applies to all market discount obligations acquired by such holder on or after the first day of the first taxable year to which the election applies, and may not be revoked without the consent of the Service. Accrued market discount which is included in a holder's gross income will increase the adjusted tax basis of the Exchange Note in the hands of the holder.

AMORTIZABLE BOND PREMIUM

     If a subsequent holder acquires an Exchange Note for an amount which is greater than the amount payable at maturity, such holder will be considered to have purchased such Exchange Note with "amortizable bond premium" equal to the amount of such excess. The holder may elect to amortize the premium, using a constant yield method employing six-month compounding, over the period from the acquisition date to the maturity date of the Exchange Note. The "amount payable at maturity" will be determined as of an earlier call date, using the call price payable on such earlier date, if the combination of such earlier date and call price will produce a smaller amortizable bond premium than would result from using the scheduled maturity date and its amount payable. If an earlier call date is used and the Exchange Note is not called, the Exchange Note will be treated as having matured on such earlier call date and then as having been reissued on such date for the amount so payable. Amortized amounts may be offset only against interest payments due under the Exchange Note and will reduce the holder's adjusted tax basis in the Exchange Note to the extent so used.

     Once made, an election to amortize and offset interest on bonds, such as the Exchange Notes, will apply to all bonds in respect of which the election was made that were owned by the taxpayer on the first day of the taxable year to which the election relates and to all bonds of such class or classes subsequently acquired by such taxpayer. Such election may only be revoked with the consent of the Service. If a holder of an Exchange Note does not elect to amortize the premium, the premium will decrease the gain or increase the loss which would otherwise be recognized upon disposition of the Exchange Note.

SALE, EXCHANGE, OR RETIREMENT OF NOTES

     Upon the sale, exchange or retirement (including redemption) of an Exchange Note, other than the exchange of an Outstanding Note for an Exchange Note, a holder of an Exchange Note generally will recognize gain or loss in an amount equal to the difference between the amount of cash and the fair market value of any property received on the sale, exchange or retirement of the Exchange Note (other than in respect of accrued and unpaid interest on the Exchange Note, which such amounts are treated as ordinary interest income) and such holder's adjusted tax basis in the Exchange Note. If a holder holds the Exchange Note as a capital asset, such gain or loss will be capital gain or loss, except to the extent of any accrued market discount, and will be long-term capital gain or loss if the Exchange Note has a holding period of more than one year at the time of sale, exchange or retirement (and may be subject to lower tax rates applicable to capital gains depending on the holder's status and the length of the holding period of the Exchange Note).

BACKUP WITHHOLDING AND INFORMATION REPORTING

     In general, information reporting requirements will apply to interest payments on the Exchange Notes made to holders other than certain exempt recipients (such as corporations) and to proceeds realized by such holders on dispositions of Exchange Notes. A 31% backup withholding tax will apply to such amounts only if the holder (i) fails to furnish its social security or other taxpayer identification number ("TIN") within a reasonable time after request therefor, (ii) furnishes an incorrect TIN, (iii) fails to report properly interest or dividend income, or (iv) fails, under certain circumstances, to provide a certified statement, signed under penalty of perjury, that the TIN provided is its correct number and that it is not subject to backup withholding. Any amount withheld from a payment to a holder under the backup withholding rules is allowable as a refund or as a credit against such holder's federal income tax liability, provided that the required information is furnished to the Service. Holders of Exchange Notes should consult their tax advisors as to their qualification for exemption from backup withholding and the procedure for obtaining such an exemption.

     Once made, an election to amortize and offset interest on bonds, such as the Exchange Notes, will apply to all bonds in respect of which the election was made that were owned by the taxpayer on the first day of the taxable year to which the election relates and to all bonds of such class or classes subsequently acquired by such taxpayer. Such election may only be revoked with the consent of the Service.

                              PLAN OF DISTRIBUTION

     Each broker-dealer that received Exchange Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a Prospectus in connection with any resale of such Exchange Notes. The Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of Exchange Notes received in exchange for Outstanding Notes where such Outstanding Notes were acquired as a result of market-making activities or other trading activities. The Company has agreed that, for a period of 60 days after the date of this Prospectus, it will make this Prospectus, as amended or supplemented, available to any broker-dealer for use in connection with such resale. In addition, until June 11, 1998, all dealers effecting transactions in the Exchange Notes may be required to deliver a Prospectus.

     The Company will not receive any proceeds from any sale of Exchange Notes by broker-dealers. Exchange Notes received by broker-dealers for their own account pursuant to the Exchange Offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the Exchange Notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer or the purchasers of any such Exchange Notes. Any broker-dealer that resells Exchange Notes that were received by it for its own account pursuant to the Exchange Offer and any broker or dealer that participates in a distribution of such Exchange Notes may be deemed to be an "underwriter" within the meaning of the Securities Act and any profit on any such resale of Exchange Securities and any commission or concessions received by any such person may be deemed to be underwriting compensation under the Securities Act. The Letter of Transmittal states that, by acknowledging that it will deliver and by delivering a Prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

     The Company has agreed to pay all expenses incident to the Exchange Offer (including the expenses of one counsel for the Holders of the Outstanding Notes) other than commissions or concessions of any brokers or dealers and will indemnify the holders of the Exchange Notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act. Any Outstanding Notes not exchanged in the Exchange Offer for Exchange Notes will remain subject to certain transfer restrictions.

                         INDEPENDENT PUBLIC ACCOUNTANTS

     The audited financial statements included in this Prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and is included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

                                 LEGAL MATTERS

     Certain legal matters regarding the validity of the Exchange Notes offered hereby will be passed upon for the Company by Akin, Gump, Strauss, Hauer & Feld, L.L.P., Dallas, Texas.

                                   FWT, INC.

                         INDEX TO FINANCIAL STATEMENTS

                                                                 PAGE
                                                              -----------
Report of Independent Public Accountants....................      F-2

Balance Sheets..............................................      F-3

Statements of Income........................................      F-4

Statements of Shareholders' Equity..........................      F-5

Statements of Cash Flows....................................      F-6

Notes to Financial Statements...............................  F-7 to F-13

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Shareholders of FWT, Inc.:

     We have audited the accompanying balance sheets of FWT, Inc., a Texas corporation (the "Company"), as of April 30, 1997 and 1996, and the related statements of income, shareholders' equity and cash flows for each of the three years in the period ended April 30, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of FWT, Inc. as of April 30, 1997 and 1996, and the results of its operations and its cash flows for each of the three years in the period ended April 30, 1997, in conformity with generally accepted accounting principles.

                                          ARTHUR ANDERSEN LLP

Dallas, Texas,
October 1, 1997 (except with respect to the matters discussed in Note 7, as to which the date is February 27, 1998)

                                   FWT, INC.

                                 BALANCE SHEETS
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                                                  APRIL 30,       OCTOBER 31,
                                                              -----------------   -----------
                                                               1997      1996        1997
                                                              -------   -------   -----------
                                                                                  (UNAUDITED)
ASSETS
Current assets:
  Cash and cash equivalents.................................  $ 4,483   $ 4,048     $10,284
  Accounts receivable, less allowance for doubtful accounts
     of $75,
     $14, and $175, respectively............................   17,560     9,511       7,433
  Inventories...............................................    8,357       963      11,427
  Prepaid expenses..........................................      984       122       2,341
  Other assets..............................................      519       308         857
                                                              -------   -------     -------
          Total current assets..............................   31,903    14,952      32,342
                                                              -------   -------     -------
Property, Plant, And Equipment:
  Land and land improvements................................      867       789         818
  Buildings and building improvements.......................    4,467     2,327       4,488
  Machinery and equipment...................................    5,463     3,800       6,079
                                                              -------   -------     -------
                                                               10,797     6,916      11,385
  Less accumulated depreciation.............................   (2,497)   (2,379)     (2,889)
          Net property, plant, and equipment................    8,300     4,537       8,496
                                                              -------   -------     -------
Total assets................................................  $40,203   $19,489     $40,838
                                                              =======   =======     =======
LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
  Current portion of long-term debt.........................  $   188   $   100     $   188
  Accounts payable..........................................   10,195     3,573       5,184
  Accrued expenses and other liabilities....................    2,543     1,464       3,971
  Notes payable.............................................      468        --      20,468
                                                              -------   -------     -------
          Total current liabilities.........................   13,394     5,137      29,811
                                                              -------   -------     -------
Long-Term Debt, less current portion........................    1,512       375       1,410
                                                              -------   -------     -------
          Total liabilities.................................   14,906     5,512      31,221
                                                              -------   -------     -------
Commitments and Contingencies

Shareholders' Equity:
  Common stock, $10 par value; 1,000 shares authorized; 372
     shares issued and outstanding..........................        4         4           4
  Additional paid-in capital................................        1         1           1
  Retained earnings.........................................   25,292    13,972       9,612
                                                              -------   -------     -------
          Total shareholders' equity........................   25,297    13,977       9,617
                                                              -------   -------     -------
Total liabilities and shareholders' equity..................  $40,203   $19,489     $40,838
                                                              =======   =======     =======

   The accompanying notes are an integral part of these financial statements.

                                   FWT, INC.

                              STATEMENTS OF INCOME
                                 (IN THOUSANDS)

                                                                             SIX MONTH PERIOD
                                               YEAR ENDED APRIL 30,         ENDED OCTOBER 31,
                                           -----------------------------    ------------------
                                            1997       1996       1995       1997       1996
                                           -------    -------    -------    -------    -------
                                                                               (UNAUDITED)
Sales....................................  $71,188    $42,701    $30,388    $37,350    $27,132
Cost of sales............................   49,249     32,006     23,838     26,652     18,771
                                           -------    -------    -------    -------    -------
Gross profit.............................   21,939     10,695      6,550     10,698      8,361
Selling, administrative and general
  expenses...............................    8,353      4,244      4,139      5,389      2,942
                                           -------    -------    -------    -------    -------
  Operating income.......................   13,586      6,451      2,411      5,309      5,419
Interest income..........................      272        156        114        246        116
Interest expense.........................      (75)       (33)       (45)      (403)       (14)
Other income.............................      571        512          3        281         41
                                           -------    -------    -------    -------    -------
  Income before state tax provision......   14,354      7,086      2,483      5,433      5,562
State tax provision......................      316        162         53        113        125
                                           -------    -------    -------    -------    -------
  Net income.............................  $14,038    $ 6,924    $ 2,430    $ 5,320    $ 5,437
                                           =======    =======    =======    =======    =======
Pro Forma Information:
  Pro Forma adjustment for federal tax
     provision...........................    4,773      2,354        826      1,809      1,849
                                           -------    -------    -------    -------    -------
  Pro Forma net income...................  $ 9,265    $ 4,570    $ 1,604    $ 3,511    $ 3,588
                                           =======    =======    =======    =======    =======

   The accompanying notes are an integral part of these financial statements.

                                   FWT, INC.

                       STATEMENTS OF SHAREHOLDERS' EQUITY
                      (IN THOUSANDS, EXCEPT SHARES ISSUED)

                                                             ADDITIONAL                    TOTAL
                                         SHARES    COMMON     PAID-IN      RETAINED    SHAREHOLDERS'
                                         ISSUED    STOCK      CAPITAL      EARNINGS       EQUITY
                                         ------    ------    ----------    --------    -------------
Balance, April 30, 1994................   372        $4          $1        $  6,177      $  6,182
  Net income...........................    --        --          --           2,430         2,430
  Distributions........................    --        --          --            (200)         (200)
                                          ---        --          --        --------      --------
Balance, April 30, 1995................   372         4           1           8,407         8,412
  Net income...........................    --        --          --           6,924         6,924
  Distributions........................    --        --          --          (1,359)       (1,359)
                                          ---        --          --        --------      --------
Balance, April 30, 1996................   372         4           1          13,972        13,977
  Net income...........................    --        --          --          14,038        14,038
  Distributions........................    --        --          --          (2,718)       (2,718)
                                          ---        --          --        --------      --------
Balance, April 30, 1997................   372         4           1          25,292        25,297
  Net income (unaudited)...............    --        --          --           5,320         5,320
  Distributions (unaudited)............    --        --          --         (21,000)      (21,000)
                                          ---        --          --        --------      --------
Balance, October 31, 1997
  (unaudited)..........................   372        $4          $1        $  9,612      $  9,617
                                          ===        ==          ==        ========      ========

   The accompanying notes are an integral part of these financial statements.

                                   FWT, INC.

                            STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                                 SIX MONTH
                                                                                PERIOD ENDED
                                                YEAR ENDED APRIL 30,            OCTOBER 31,
                                            -----------------------------    ------------------
                                             1997       1996       1995       1997       1996
                                            -------    -------    -------    -------    -------
                                                                                (UNAUDITED)
Cash Flows From Operating Activities:
     Net income...........................  $14,038    $ 6,924    $ 2,430    $ 5,320    $ 5,437
  Adjustments to reconcile net earnings to
     net cash provided by operating
     activities
     Depreciation.........................      508        375        299        412        259
     Net loss (gain) on sale of property
       and equipment......................       52        (21)       (20)      (142)       (15)
  Adjustments to working capital accounts
     Accounts receivable..................   (8,049)    (4,205)    (2,286)    10,127     (1,101)
     Inventories..........................   (7,394)      (311)      (325)    (3,070)    (3,773)
     Prepaid expenses.....................     (862)      (116)       284     (1,357)      (824)
     Other assets.........................     (211)        31         32       (338)       (82)
     Accounts payable.....................    6,622      1,480        898     (5,011)     1,548
     Accrued expenses and other
       liabilities........................  1,079..        689        110      1,428        544
                                            -------    -------    -------    -------    -------
          Net cash provided by operating
            activities....................    5,783      4,846      1,422      7,369      1,993
                                            -------    -------    -------    -------    -------

Cash Flows From Investing Activities:
     Expenditures for property and
       equipment..........................   (4,341)    (1,198)    (1,324)      (664)    (1,086)
     Proceeds from sale of property and
       equipment..........................       18         16         62        198         10
                                            -------    -------    -------    -------    -------
          Net cash used in investing
            activities....................   (4,323)    (1,182)    (1,262)      (466)    (1,076)
                                            -------    -------    -------    -------    -------

Cash Flows From Financing Activities:
     Proceeds from notes payable..........      468         --         --     20,000        555
     Proceeds from long-term debt
       issued.............................    1,325         --         --         --         --
     Payments of long-term debt, including
       current maturities.................     (100)      (100)      (100)      (102)       (50)
     Distributions paid...................   (2,718)    (1,359)      (200)   (21,000)        --
                                            -------    -------    -------    -------    -------
          Net cash used in financing
            activities....................   (1,025)    (1,459)      (300)    (1,102)       505
                                            -------    -------    -------    -------    -------

Net Increase (Decrease) In Cash And Cash
  Equivalents.............................      435      2,205       (140)     5,801      1,422
                                            -------    -------    -------    -------    -------

Cash And Cash Equivalents, beginning of
  period..................................    4,048      1,843      1,983      4,483      4,048
                                            -------    -------    -------    -------    -------
Cash And Cash Equivalents, end of
  period..................................  $ 4,483    $ 4,048    $ 1,843    $10,284    $ 5,470
                                            =======    =======    =======    =======    =======
Supplemental Cash Flow Information:
  Cash paid during the period for
     Interest.............................  $    73    $    31    $    43    $   279         14
     Taxes................................       23          1         --         24         --

   The accompanying notes are an integral part of these financial statements.

                                   FWT, INC.

                         NOTES TO FINANCIAL STATEMENTS
APRIL 30, 1997, 1996, AND 1995, AND OCTOBER 31, 1997 (UNAUDITED) AND OCTOBER 31,
                                1996 (UNAUDITED)

1.  NATURE OF OPERATIONS:

     FWT, Inc., formerly Fort Worth Tower Company, Inc., ("FWT" or the "Company"), a Texas corporation, manufactures, sells and installs transmitting towers, poles, PowerMounts(TM) and related accessories used principally to support communications and broadcasting antennae for the telecommunications infrastructures industry. This includes cellular telephone, personal communications systems (PCS), commercial and amateur broadcasting, private microwave and television. Operating results are strongly influenced by growth in demand for telecommunications infrastructures services. The Company also produces shelters and cabinets used to house electronic communications and broadcasting equipment. The Company conducts its business principally through its two plants located near Fort Worth, Texas.

     The Company's products are sold directly to customers throughout the United States and in some international markets. The Company sold towers and shelters to AT&T Wireless for use in both the PCS and cellular markets that provided approximately 25 percent of its 1997 sales. Three other customers each comprised approximately 6 percent of 1997 sales. In fiscal years 1996 and 1995, the Company had three and four customers, respectively, which represented sales over ten percent. These customers accounted for approximately 20 percent, 14 percent, and 11 percent of 1996 sales and approximately 18 percent, 17 percent, 12 percent, and 11 percent of 1995 sales. International sales accounted for less than five percent of sales in each of the years presented in the accompanying statements of income.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

  Cash Equivalents

     The Company considers all highly liquid short-term investments purchased with original maturities of three months or less to be cash equivalents. The cost of such short-term investments approximates fair value.

  Inventories

     Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out (FIFO) method. Inventory costs include material, labor and factory overhead.

     Total inventories as of April 30, 1997 and 1996, included the following (in thousands):

                                                                 APRIL 30,
                                                              ----------------
                                                               1997      1996
                                                              ------    ------
Finished goods..............................................  $6,408    $  482
Work-in-process and raw materials...........................   1,949       481
                                                              ------    ------
          Total inventories.................................  $8,357    $  963
                                                              ======    ======

  Property, Plant and Equipment

     Property and equipment are carried at cost. Expenditures for maintenance and repairs are charged directly against income; major renewals and betterments are capitalized. When properties are retired or otherwise disposed of, the original cost and accumulated depreciation are removed from the respective accounts and the gain or loss resulting from the disposal is reflected in income.

     The Company provides for depreciation of plant and equipment over the following estimated useful lives:

Buildings & Building Improvements...........................  5 to 40 years
Machinery and Equipment.....................................  3 to 10 years
Office Furniture and Equipment..............................  5 to 10 years
Computer Equipment and Software.............................  3 to  5 years

                                   FWT, INC.

     Depreciation is provided on the straight-line method for financial reporting purposes. Depreciation expense was $507,622, $374,859, and $299,105 for 1997, 1996, and 1995, respectively.

  Other Assets

     Other assets consist primarily of farm-related assets. Farm assets as of April 30, 1997 and 1996, were $518,947 and $162,782, respectively.

  Revenue Recognition


     Revenue from sales is recognized when the earnings process is complete, which is generally at the time of product shipment. In circumstances where shipments are delayed at the request of a customer, revenue is recognized upon completion of the product and payment by the customer. Management believes that payment represents acknowledgment by the customer that all contractual terms are binding, the product has been manufactured according to customer specifications and engineering design, the product is available for delivery according to the schedule fixed by the customer, and the Company is not responsible for delivery or installation. As a result, the Company believes that the risk of ownership has passed and the earnings process is complete.


  Other Income

     Other income consists primarily of gains recognized in the disposition of farm assets. Total farm-related income (expense) was $445,907, $306,112, and $(68,071) for the years ended April 30, 1997, 1996, and 1995, respectively.

  Federal Income Taxes

     Effective May 1, 1987, the Company elected to be taxed as a Subchapter S corporation. A Subchapter S corporation is not taxed on its net income but, instead, the Company's shareholders are taxed on their proportionate share of the Company's taxable income. Therefore, no provision for federal income tax is included in the accompanying historical financial statements. A pro forma charge for federal income taxes is supplementally disclosed on the statements of income. Annual distributions are made to shareholders to fund, among other things, federal taxes related to income of the Company.

     The Company has made an election under Section 444 of the Internal Revenue Code to retain a fiscal year which ends on April 30 of each year. As a result of this election, the Company is required to pay an amount which will be held by the IRS to offset timing differences in the payment of estimated taxes by the Company's shareholders as a result of the fiscal year election. The amount of this required payment is calculated annually and is either increased by the Company making additional payments, or decreased by the IRS refunding amounts previously paid. As of April 30, 1997 and 1996, the required payments were $729,160 and $94,864 and are reflected in prepaid expenses in the accompanying balance sheets. Should the Company discontinue its election to retain its fiscal year, the entire amount of the required payment (if any at that time) would be refunded.

  State Income Taxes

     The Company is subject to state income taxes in various states that do not recognize Subchapter S corporations. A provision for state income taxes is included in the accompanying statements of income.

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and

                                   FWT, INC.

liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Interim Period Financial Statements

     The accompanying interim period financial statements as of October 31, 1997, and for the each of the six month periods ended October 31, 1997 and 1996, are unaudited, but in the opinion of management, reflect all adjustments necessary for a fair presentation of the results for the interim period presented. The results for the interim period are not necessarily indicative of the results to be obtained for the full fiscal year.

  Reclassifications

     Certain prior year amounts have been reclassified to conform with the current period presentations.

3.  BENEFIT PLANS:

  Profit Sharing Plan

     The Company has a profit sharing plan which covers substantially all employees of the Company who have at least six months of service and are age 20 or older. The Company makes discretionary contributions at the option of the Company's board of directors. Discretionary contributions charged to expense related to the profit sharing plan were $314,000, $250,000 and $299,000, in 1997, 1996 and 1995, respectively. In accordance with the profit sharing plan provisions, the Company absorbs all costs associated with the administration of the profit sharing plan.

  Pension Plan

     The Company's pension plan is a non-contributory defined benefit plan. The defined benefit plan covers all employees of the Company who have completed six months of service and have attained the age of 20. Plan assets consist of overnight bank repurchase agreements. These repurchase agreements are supported by United States Government Treasury Securities. Historically, the Company has made annual contributions to the benefit pension plan equal to the maximum amount that can be deducted for federal income tax purposes.

     Net periodic pension costs related to the defined benefit pension plan for the years ended April 30, 1997 and 1996 (actuarial data for 1995 is not available) consisted of the following:

                                                                1997        1996
                                                              --------    --------
Service cost of current period..............................  $ 60,559    $ 61,305
Interest on projected benefit obligation....................   162,688     154,485
Actual return on plan assets................................   (68,769)    (72,684)
Net amortization and deferral...............................   (65,820)    (50,886)
                                                              --------    --------
          Net periodic pension cost.........................  $ 88,658    $ 92,220
                                                              ========    ========

                                   FWT, INC.

     The following table sets forth the funded status, the assumptions used to calculate the funded status and the amounts recognized in FWT's balance sheets.

                                                                 1997          1996
                                                              ----------    ----------
Actuarial present value of benefit obligations:
  Vested benefits...........................................  $2,560,287    $2,162,968
  Non-vested benefits.......................................          --        26,917
                                                              ----------    ----------
     Accumulated benefit obligation.........................  $2,560,287    $2,189,885
                                                              ==========    ==========
Pension liability:
  Plan assets at fair value.................................   2,342,251     2,018,973
  Projected benefit obligation..............................   2,560,287     2,278,841
                                                              ----------    ----------
  Projected benefit obligation in excess of plan assets.....    (218,036)     (259,868)
  Unrecognized net actuarial loss...........................          --        14,619
  Initial unrecognized net asset being recognized over 17
     years..................................................      23,434       219,666
  Adjustment to recognize additional minimum liability......          --      (145,324)
                                                              ----------    ----------
Pension liability included in accrued expenses and other
  liabilities...............................................  $ (194,602)   $ (170,907)
                                                              ==========    ==========
Major assumptions:
  Assumed discount rate.....................................         7.5%          7.5%
  Rate of increase in compensation levels...................          --           4.0%
  Expected long-term rate of return on plan assets..........         7.5%          7.5%

     The pension plan was terminated as of April 30, 1997, resulting in a plan curtailment. The 1997 information above reflects a loss of $330,000 as a result of the curtailment of the plan. The Company expects to settle the plan in early calendar 1998, either by making lump sum distributions to participants or purchasing nonparticipating annuity contracts to cover vested benefits.

4.  NOTES PAYABLE AND LONG-TERM DEBT:

     Notes payable and long-term debt of the Company as of April 30, 1997 and 1996, and October 31, 1997, consisted of the following:

                                                                APRIL 30,          OCTOBER 31,
                                                           --------------------    -----------
                                                             1997        1996         1997
                                                           --------    --------    -----------
                                                                                   (UNAUDITED)
                                                                                   -----------
Notes Payable
Unsecured note payable to a bank, maximum borrowing of
$1,500,000, bearing interest at Adjusted LIBOR, as
defined; principal due at maturity with monthly interest
payments; matures January 1, 1998. ......................  $468,000    $     --    $   468,000
Note payable to a bank, bearing interest at the bank's
certificate of deposit rate plus one percent; principal
due at maturity with monthly interest payments; matures
July 23, 1998; secured by certain assets of the
shareholders of the Company. The note has various
financial covenants related to debt and equity, and cash
flow ratios..............................................        --          --     20,000,000
                                                           --------    --------    -----------
          Notes payable..................................  $468,000    $     --    $20,468,000
                                                           ========    ========    ===========

                                   FWT, INC.

     In July 1997, the Company entered into a note payable for $20,000,000. The Company subsequently distributed all proceeds related to this note payable to certain shareholders of the Company.

                                                                APRIL 30,           OCTOBER 31,
                                                          ----------------------    -----------
                                                             1997         1996         1997
                                                          ----------    --------    -----------
                                                                                    (UNAUDITED)
                                                                                    -----------
Long-Term Debt
Note payable to a bank, bearing interest at 6%, payable
in quarterly installments of $25,000; matures December
31, 2000; secured by all Company receivables. The note
has various financial covenants related to debt and
equity, and cash flow ratios. ..........................  $  375,000    $475,000    $  325,000
Unsecured note payable to a bank, bearing interest at
Adjusted LIBOR, as defined; payable in monthly
installments of $7,361; matures April 1, 2000. .........   1,325,000          --     1,273,473
                                                          ----------    --------    ----------
          Less -- Current portion.......................     188,332     100,000       188,332
                                                          ----------    --------    ----------
          Long-term, less current portion...............  $1,511,668    $375,000    $1,410,141
                                                          ==========    ========    ==========

     Principal maturities of long-term debt outstanding as of April 30, 1997, are as follows:

                    APRIL 30,
                    ---------
   1998..........................................   $  188,332
   1999..........................................      188,332
   2000..........................................    1,248,336
   2001..........................................       75,000
   Thereafter....................................           --
                                                    ----------
                                                    $1,700,000
                                                    ==========

     The majority of the Company's notes payable and long-term debt bear interest at variable rates which re-price frequently and, therefore, their carrying amounts approximate their fair values. The carrying amount of the note payable bearing interest at a fixed rate approximates its fair value. The fair value of this note has been estimated using a discounted cash flow calculation that applies an estimated interest rate which would currently be available to the Company for a similar note. The Company has also entered into an agreement with a bank to borrow up to $2,200,000 at an interest rate of Adjusted LIBOR, as defined, due on or before February 1, 1998. The Company has yet to borrow under this credit facility and does not anticipate any future borrowings under this credit facility due to restrictive covenants of the Senior Subordinated Notes discussed in Note 7.

                                   FWT, INC.

5.  COMMITMENTS AND CONTINGENCIES:

  Leases

     In February, the Company entered into a five-year renewable lease agreement with a third party pole vendor to lease manufacturing and warehouse space. Rent expense under this lease in 1997 was approximately $46,300. Future minimum payments under the lease are as follows:

                    APRIL 30,
                    ---------
   1998...........................................   $185,004
   1999...........................................    185,004
   2000...........................................    185,004
   2001...........................................    185,004
   2002...........................................    138,753
   Thereafter.....................................         --
                                                     --------
                                                     $878,769
                                                     ========

     As part of this lease agreement, the Company agreed to purchase any remaining steel plate inventory held by the lessor for FWT's exclusive use. The steel will be provided at cost, as defined in the lease agreement, plus $.01 per pound.

  Employment Agreements

     As of April 30, 1997, the Company maintains employment agreements with several employees. Each agreement is typically for a five-year period and terminates at the option of the employee or for termination of employment for just cause, as defined in the agreement. Total annual compensation under these employment agreements is approximately $500,000.

  Legal

     In the normal course of business, the Company is involved in various pending legal proceedings and claims. In the opinion of management, after consultation with counsel, the ultimate resolution of such matters will not have a material impact on the financial condition or the future results and operations of the Company.

  License Agreement

     During fiscal year 1997, the Company signed a license agreement with a customer which grants that customer "Most Favored Customer" status with respect to all terms and conditions (including price) relating to one of the Company's patented products. Under the agreement, the customer also has the right to have the product produced by another manufacturer in exchange for a license fee to the Company. To date no license fees have been paid or are payable to the Company. In addition, the licensing agreement restricts the transferability of the patent related to this product. The agreement may be terminated by the Company in the event the licensee fails to pay the license fee or defaults under the terms of the agreement.

6.  RELATED-PARTY TRANSACTIONS:

     The Company occasionally pays expenses on behalf of certain shareholders and officers. These amounts are recorded as a receivable from the shareholder or officer until they are repaid. Additionally, certain shareholders and officers have advanced the Company funds in the normal course of business. These amounts are recorded as a payable to the shareholder or officer until they are repaid. The net receivable (payable) related to these transactions were $14,983, ($35,453), and ($28,044) for the years ended April 30, 1997, 1996, and 1995, respectively.

                                   FWT, INC.

     Bonuses to related parties are paid on a discretionary basis and are recorded in the accompanying statements of income as follows:

                                                  APRIL 30,                  OCTOBER 31,
                                     ------------------------------------    -----------
                                        1997         1996         1995          1997
                                     ----------    --------    ----------    -----------
                                                                             (UNAUDITED)
                                                                              --------
Related party bonuses..............  $1,300,000    $304,414    $1,068,072     $608,829

7.  SUBSEQUENT EVENTS:

     On September 26, 1997, the Company's majority shareholders signed a letter of intent to sell their shares in the Company. In November 1997, the Company used borrowings from a $105 million 9 7/8% Senior Subordinated Notes offering to repay existing indebtedness and to effect a stock redemption. The Company also entered into a $25 million revolving credit facility, subject to borrowing base limitations, which is secured by substantially all of the assets of the Company. Concurrent with this transaction, FWT Acquisition, an affiliate of Baker Capital, purchased 80% of the remaining ownership for approximately $36 million. For financial reporting purposes, this recapitalization will be accounted for as an acquisition of treasury stock. No amounts were outstanding under the revolving credit facility as of February 27, 1998.

     Subsequent to October 31, 1997, the Company and two executives of the Company entered into stock appreciation rights agreements (the "SAR Agreements"). These SAR Agreements provide for, among other things, the payment of an amount based on a formula set forth in the SAR Agreements by the Company to the executives upon the occurrence of a Liquidity Event (which is defined in the SAR Agreements as, among other things, the completion by the Company of an initial public offering of common stock and a situation in which FWT Acquisition ceases to hold more than 50% of the outstanding common stock of the Company). Any value earned under the SAR Agreements will be accounted for as compensation expense by the Company. In addition to the SAR Agreements the Company entered into three year employment agreements with certain executive officers.

     On February 27, 1998, an executive officer and shareholder of the Company, entered into a Voluntary Retirement Agreement with the Company, in connection with which he agreed to resign from office as an executive officer of the Company and voluntarily retire. As part of this arrangement, the Company has agreed to pay the executive officer and shareholder $237,500 per year through December 31, 2000, and one-half of any bonus that otherwise would have been payable to him under his employment agreement with the Company had his employment with the Company continued through such date. This agreement will result in a fourth quarter charge to operations.

======================================================
     NO DEALER, SALESPERSON, OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE OFFER CONTAINED HEREIN OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE INITIAL PURCHASERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF ANY OFFER TO BUY ANY SECURITY OTHER THAN THOSE TO WHICH IT RELATES, NOR DOES IT CONSTITUTE AN OFFER TO SELL, OR THE SOLICITATION OF AN OFFER TO BUY, TO ANY PERSON IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                            ------------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Prospectus Summary....................     1
Risk Factors..........................    14
Use of Proceeds.......................    21
The Exchange Offer....................    21
The Recapitalization and Stock
  Purchase............................    27
Capitalization........................    28
Unaudited Pro Forma Financial
  Statements..........................    29
Selected Historical Financial Data....    35
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................    37
Recent Developments...................    42
Business..............................    43
Industry Overview.....................    49
Management............................    51
Principal Shareholders................    54
Certain Relationships and Related
  Transactions........................    55
Description of the Revolving Credit
  Facility............................    58
Description of Exchange Notes.........    59
Book-Entry; Delivery and Form.........    85
Federal Income Tax Consequences.......    86
Plan of Distribution..................    89
Independent Public Accountants........    90
Legal Matters.........................    90
Index to Financial Statements.........   F-1

======================================================

======================================================
                    ---------------------------------------
                                   PROSPECTUS
                    ---------------------------------------

                                [FWT COLOR LOGO]
                                   [FWT LOGO]

                                   FWT, INC.
                                  $105,000,000
                        9 7/8% SENIOR SUBORDINATED NOTES
                                    DUE 2007
                                      FOR

                                  $105,000,000
                        9 7/8% SENIOR SUBORDINATED NOTES
                                    DUE 2007
                                 MARCH 13, 1998
======================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Company is empowered by Art. 2.02-1 of the Texas Business Corporation Act, subject to the procedures and limitations stated therein, to indemnify any person who was, is or is threatened to be made a named defendant or respondent in a proceeding because the person is or was a director or officer against judgments, penalties (including excise and similar taxes), fines, settlements and reasonable expenses (including court costs and attorneys' fees) actually incurred by the person in connection with the proceeding. The Company is required by Art. 2.02-1 to indemnify a director or officer against reasonable expenses (including court costs and attorneys' fees) incurred by him in connection with a proceeding in which he is a named defendant or respondent because he is or was a director or officer if he has been wholly successful, on the merits or otherwise, in the defense of the proceeding. The statute provides that indemnification pursuant to its provisions is not exclusive of other rights of indemnification to which a person may be entitled under any bylaw, agreement, vote of shareholders or disinterested directors, or otherwise. The articles and bylaws of the Company do not provide for indemnification by the Company of its directors and officers. The Company has obtained an insurance policy providing for indemnification of officers and directors of the Company and certain other persons against liabilities and expenses incurred by any of them in certain stated proceedings and under certain stated conditions.

     Section 9 of the Employment Agreements of Thomas F. Moore, Carl R. Moore, Roy J. Moore, Douglas A. Standley and William F. Sales requires the Company to indemnify each of them to the fullest extent permitted by applicable law and requires the Company to maintain reasonable and customary directors' and officers' liability insurance coverage with a reputable and creditworthy carrier in an amount equal to at least $10 million per occurrence.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) Exhibits


        EXHIBIT
         NUMBER                                  DESCRIPTION
        -------                                  -----------
          1.1            -- Purchase Agreement dated November 12, 1997, by and among the Company, BT Alex. Brown Incorporated, SBC Warburg
                            Dillon Read Inc. and Smith Barney Inc.*
          3.1            -- Articles of Incorporation of the Company, as amended.*
          3.2            -- Bylaws of the Company.*
          4.1            -- Indenture dated as of November 15, 1997, by and between the Company, as Issuer, the guarantors identified
                            therein, and Norwest Bank Minnesota, N.A., as Trustee.*
          4.2            -- Registration Rights Agreement dated November 15, 1997, by and among the Company, BT Alex. Brown Incorporated, SBC
                            Warburg Dillon Read Inc. and Smith Barney Inc.*
          4.3            -- Registration Rights Agreement dated November 12, 1997, by and among FWT, Inc., Roy J. Moore, Thomas F. "Fred"
                            Moore, Carl R. Moore and FWT Acquisition, Inc.*
          4.4            -- Form of Exchange Note (included in Exhibit 4.1).*
          5.1            -- Opinion of Akin, Gump, Strauss, Hauer & Feld, L.L.P.*
         10.1            -- Stock Purchase and Redemption Agreement dated November
                            12, 1997, by and among the Company, FWT Acquisition, Inc.
                            and T.W. Moore, Betty Moore, Carl Moore, Fred Moore and
                            Roy J. Moore.*
         10.2            -- General Supply Agreement, dated as of September 1, 1997, between the Company and AT&T Wireless Services, Inc.*

        EXHIBIT
         NUMBER                                  DESCRIPTION
        -------                                  -----------
         10.3            -- Cooperative Production Agreement dated March 10, 1997
                            between the Company and Delta Steel, Inc.*
         10.4            -- Transportation Contract dated March 26, 1997 between the
                            Company and Delta Steel, Inc.*
         10.5            -- Lease Agreement dated February 18, 1997 between the
                            Company and Delta Steel, Inc. covering property located
                            at 9217 South Freeway, Fort Worth, Texas.*
         10.6            -- Employment Agreement dated November 14, 1997 between the
                            Company and Douglas A. Standley.* Exhibit A to the
                            Employment Agreement has been filed previously as Exhibit
                            10.16.
         10.7            -- Employment Agreement dated November 12, 1997 between the
                            Company and Roy J. Moore.* Exhibit A to the Employment
                            Agreement has been filed previously as Exhibit 10.12.
         10.8            -- Employment Agreement dated November 12, 1997 between the
                            Company and Thomas F. Moore.*
         10.9            -- Employment Agreement dated November 12, 1997 between the
                            Company and Carl R. Moore.*
         10.10           -- Shareholders' Agreement dated November 12, 1997 by and
                            among the Company, Carl R. Moore, Thomas F. Moore, Roy J.
                            Moore, and for certain limited purposes, Baker
                            Communications Fund, L.P.*
         10.11           -- Credit Agreement dated November 12, 1997 by and among the
                            Company, Bankers Trust Company and BT Commercial
                            Corporation.*
         10.12           -- Stock Appreciation Rights Agreement dated November 12,
                            1997 between FWT, Inc. and Roy J. Moore.*
         10.13           -- Financial Advisory Agreement dated November 12, 1997
                            between the Company and Baker Capital Corp.*
         10.14           -- First Amendment to Credit Agreement dated February 11,
                            1998 by and among the Company, Bankers Trust Company and
                            BT Commercial Corporation.*
         10.15           -- Voluntary Retirement Agreement dated February 27, 1998
                            between the Company and Thomas F. Moore.*
         10.16           -- Stock Appreciation Rights Agreement dated November 14,
                            1997 between FWT, Inc. and Douglas A. Standley.*
         10.17           -- Collateral Account Agreement dated as of November 12,
                            1997 by and between the Company and BT Commercial
                            Corporation.*
         10.18           -- Blocked Account Agreement dated as of November 12, 1997 by and between the Company and BT Commercial
                            Corporation.*
         10.19           -- Non-offset Agreement dated November 10, 1997 by and
                            between the Company and BT Commercial Corporation.*
         10.20           -- Lockbox Agreement dated as of November 12, 1997 by and
                            among the Company, BT Commercial Corporation and Bank One
                            Texas, N.A.*
         10.21           -- Company Security Agreement dated as of November 12, 1997 by and between the Company and BT Commercial
                            Corporation.*
         10.22           -- Company Pledge Agreement dated as of November 12, 1997 by and between the Company and BT Commercial Corporation.*
         10.23           -- Company Trademark Collateral Security Agreement dated as of November 12, 1997 by and between the Company and BT
                            Commercial Corporation.*
         10.24           -- Company Patent Collateral Assignment and Security
                            Agreement dated as of November 12, 1997 by and between
                            the Company and BT Commercial Corporation.*

        EXHIBIT
         NUMBER                                  DESCRIPTION
        -------                                  -----------
         10.25           -- Intercreditor and Collateral Agency Agreement dated as of
                            November 10, 1997 by and among the Company, BT Commercial
                            Corporation and Bankers Trust Company.*
         12.1            -- Computation of Ratio of Earnings to Fixed Charges.
         23.1            -- Consent of Arthur Andersen LLP, independent public
                            accountants.
         23.2            -- Consent of Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                            (included in Exhibit 5.1).*
         24.1            -- Powers of Attorney.*
         25.1            -- Statement of Eligibility of Trustee on Form T-1 of
                            Norwest Bank Minnesota, National Association.*
         99.1            -- Letter of Transmittal.*


---------------

* Previously filed.

     (b) Financial Statement Schedules

     None. All Schedules are omitted because the required information is not present in amounts sufficient to require submission of the Schedule or because the information required is included in the financial statements or notes thereto.

ITEM 22. UNDERTAKINGS.

     The undersigned registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

     (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

     (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

     (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless, in the opinion of its counsel, the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the Prospectus pursuant to
Item 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

     The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act, the registrant has duly caused this Amendment No. 3 to registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dallas, State of Texas, on this 13th day of March, 1998.


                                            FWT, INC.

                                            By:      /s/ ROY J. MOORE
                                              ----------------------------------
                                              Roy J. Moore,
                                              President and Chief Executive
                                                Officer


     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 3 to registration statement has been signed by the following persons in the capacities and on the dates indicated.



                        NAME                                      TITLE                     DATE
                        ----                                      -----                     ----

                  /s/ ROY J. MOORE                     Director, President and           March 13, 1998
-----------------------------------------------------    Chief Executive Officer
                    Roy J. Moore

                          *                            Chief Operations Officer and      March 13, 1998
-----------------------------------------------------    President, Fort Worth
                 Douglas A. Standley                     Division

                          *                            Vice President of Finance         March 13, 1998
-----------------------------------------------------    (signing in the capacity
                  William R. Estill                      of principal financial
                                                         officer and principal
                                                         accounting officer)

                          *                            Director                          March 13, 1998
-----------------------------------------------------
                    John C. Baker

                          *                            Director                          March 13, 1998
-----------------------------------------------------
                   Edward W. Scott

                          *                            Director                          March 13, 1998
-----------------------------------------------------
                 Lawrence A. Bettino

                  /s/ ROY J. MOORE*                                                      March 13, 1998
-----------------------------------------------------
                    Roy J. Moore,
                  Attorney-in-Fact

                               INDEX TO EXHIBITS


        EXHIBIT
         NUMBER                                  DESCRIPTION
        -------                                  -----------
          1.1            -- Purchase Agreement dated November 12, 1997, by and among the Company, BT Alex. Brown Incorporated, SBC Warburg
                            Dillon Read Inc. and Smith Barney Inc.*
          3.1            -- Articles of Incorporation of the Company, as amended.*
          3.2            -- Bylaws of the Company.*
          4.1            -- Indenture dated as of November 15, 1997, by and between the Company, as Issuer, the guarantors identified
                            therein, and Norwest Bank Minnesota, N.A., as Trustee.*
          4.2            -- Registration Rights Agreement dated November 15, 1997, by and among the Company, BT Alex. Brown Incorporated, SBC
                            Warburg Dillon Read Inc. and Smith Barney Inc.*
          4.3            -- Registration Rights Agreement dated November 12, 1997, by and among FWT, Inc., Roy J. Moore, Thomas F. "Fred"
                            Moore, Carl R. Moore and FWT Acquisition, Inc.*
          4.4            -- Form of Exchange Note (included in Exhibit 4.1).*
          5.1            -- Opinion of Akin, Gump, Strauss, Hauer & Feld, L.L.P.*
         10.1            -- Stock Purchase and Redemption Agreement dated November
                            12, 1997, by and among the Company, FWT Acquisition, Inc.
                            and T.W. Moore, Betty Moore, Carl Moore, Fred Moore and
                            Roy J. Moore.*
         10.2            -- General Supply Agreement, dated as of September 1, 1997, between the Company and AT&T Wireless Services, Inc.*
         10.3            -- Cooperative Production Agreement dated March 10, 1997
                            between the Company and Delta Steel, Inc.*
         10.4            -- Transportation Contract dated March 26, 1997 between the
                            Company and Delta Steel, Inc.*
         10.5            -- Lease Agreement dated February 18, 1997 between the
                            Company and Delta Steel, Inc. covering property located
                            at 9217 South Freeway, Fort Worth, Texas.*
         10.6            -- Employment Agreement dated November 14, 1997 between the
                            Company and Douglas A. Standley.* Exhibit A to the
                            Employment Agreement has been filed previously as Exhibit
                            10.16.
         10.7            -- Employment Agreement dated November 12, 1997 between the
                            Company and Roy J. Moore.* Exhibit A to the Employment
                            Agreement has been filed previously as Exhibit 10.12.
         10.8            -- Employment Agreement dated November 12, 1997 between the
                            Company and Thomas F. Moore.*
         10.9            -- Employment Agreement dated November 12, 1997 between the
                            Company and Carl R. Moore.*
         10.10           -- Shareholders' Agreement dated November 12, 1997 by and
                            among the Company, Carl R. Moore, Thomas F. Moore, Roy J.
                            Moore, and for certain limited purposes, Baker
                            Communications Fund, L.P.*
         10.11           -- Credit Agreement dated November 12, 1997 by and among the
                            Company, Bankers Trust Company and BT Commercial
                            Corporation.*
         10.12           -- Stock Appreciation Rights Agreement dated November 12,
                            1997 between FWT, Inc. and Roy J. Moore.*

        EXHIBIT
         NUMBER                                  DESCRIPTION
        -------                                  -----------
         10.13           -- Financial Advisory Agreement dated November 12, 1997
                            between the Company and Baker Capital Corp.*
         10.14           -- First Amendment to Credit Agreement dated February 11,
                            1998 by and among the Company, Bankers Trust Company and
                            BT Commercial Corporation.*
         10.15           -- Voluntary Retirement Agreement dated February 27, 1998
                            between the Company and Thomas F. Moore.*
         10.16           -- Stock Appreciation Rights Agreement dated November 14,
                            1997 between FWT, Inc. and Douglas A. Standley.*
         10.17           -- Collateral Account Agreement dated as of November 12,
                            1997 by and between the Company and BT Commercial
                            Corporation.*
         10.18           -- Blocked Account Agreement dated as of November 12, 1997 by and between the Company and BT Commercial
                            Corporation.*
         10.19           -- Non-offset Agreement dated November 10, 1997 by and
                            between the Company and BT Commercial Corporation.*
         10.20           -- Lockbox Agreement dated as of November 12, 1997 by and
                            among the Company, BT Commercial Corporation and Bank One
                            Texas, N.A.*
         10.21           -- Company Security Agreement dated as of November 12, 1997 by and between the Company and BT Commercial
                            Corporation.*
         10.22           -- Company Pledge Agreement dated as of November 12, 1997 by and between the Company and BT Commercial Corporation.*
         10.23           -- Company Trademark Collateral Security Agreement dated as of November 12, 1997 by and between the Company and BT
                            Commercial Corporation.*
         10.24           -- Company Patent Collateral Assignment and Security
                            Agreement dated as of November 12, 1997 by and between
                            the Company and BT Commercial Corporation.*
         10.25           -- Intercreditor and Collateral Agency Agreement dated as of
                            November 10, 1997 by and among the Company, BT Commercial
                            Corporation and Bankers Trust Company.*
         12.1            -- Computation of Ratio of Earnings to Fixed Charges.
         23.1            -- Consent of Arthur Andersen LLP, independent public
                            accountants.
         23.2            -- Consent of Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                            (included in Exhibit 5.1).*
         24.1            -- Powers of Attorney.*
         25.1            -- Statement of Eligibility of Trustee on Form T-1 of
                            Norwest Bank Minnesota, National Association.*
         99.1            -- Letter of Transmittal.*


---------------

* Previously filed.